    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 8, 1997
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------

                      SYNAPTIC PHARMACEUTICAL CORPORATION

                         DELAWARE                                                    22-2859704
              (State or other jurisdiction of                                     (I.R.S. Employer
              incorporation or organization)                                     Identification No.)

                                215 COLLEGE ROAD
                           PARAMUS, NEW JERSEY 07652
                                 (201) 261-1331
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                         ------------------------------

                              KATHLEEN P. MULLINIX
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                      SYNAPTIC PHARMACEUTICAL CORPORATION
                                215 COLLEGE ROAD
                           PARAMUS, NEW JERSEY 07652
                                 (201) 261-1331
      (Name, address, including zip code, and telephone number, including area code, of agent for service)

                         ------------------------------

                        COPIES OF ALL COMMUNICATIONS TO:

          LISA L. REITER, ESQ.                   ROBERT W. MURRAY JR., ESQ.                  GARY L. SELLERS, ESQ.
            GENERAL COUNSEL                        BAKER & BOTTS, L.L.P.                   SIMPSON THACHER & BARTLETT
  SYNAPTIC PHARMACEUTICAL CORPORATION               599 LEXINGTON AVENUE                      425 LEXINGTON AVENUE
            215 COLLEGE ROAD                      NEW YORK, NEW YORK 10022                  NEW YORK, NEW YORK 10017
       PARAMUS, NEW JERSEY 07652

                         ------------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this registration statement becomes effective.

                         ------------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

               TITLE OF EACH                       AMOUNT         PROPOSED MAXIMUM    PROPOSED MAXIMUM       AMOUNT OF
            CLASS OF SECURITIES                    TO BE           OFFERING PRICE        AGGREGATE          REGISTRATION
             TO BE REGISTERED                  REGISTERED(1)        PER SHARE(2)     OFFERING PRICE(2)          FEE
Common Stock, par value $.01 per share.....      2,875,000            $14.063           $40,431,125           $12,252
Rights to Purchase Series A Junior
  Participating Preferred Stock, par value
  $.01 per share...........................      2,875,000              (3)                 (3)                 (3)

(1) Includes 375,000 shares and the associated rights to purchase shares of Series A Junior Participating Preferred Stock ("Rights") which may be purchased by the Underwriters from the Registrant pursuant to an over-allotment option. See "Underwriting."

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act.

(3) No separate consideration is paid for the Rights. The value attributable to the Rights is reflected in the offering price for the Common Stock. Accordingly, the registration fee for the Rights is included in the fee for the Common Stock.

                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PRELIMINARY PROSPECTUS
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                2,500,000 SHARES

                      SYNAPTIC PHARMACEUTICAL CORPORATION

                                     [LOGO]

                                  COMMON STOCK
                               ------------------

    All of the shares of Common Stock offered hereby (the "Offering") are being issued and sold by Synaptic Pharmaceutical Corporation ("Synaptic" or the "Company"). The Common Stock is traded on the National Market tier of The Nasdaq Stock Market ("Nasdaq") under the symbol "SNAP." On October 7, 1997, the last trade price of the Common Stock as reported on Nasdaq was $14.875 per share. See "Price Range of Common Stock."
                            ------------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
       SEE "RISK FACTORS" STARTING ON PAGE 7 FOR A DISCUSSION OF CERTAIN
          FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                             ---------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
               PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                                                                                  UNDERWRITING
                                                   PRICE TO                       DISCOUNTS AND
                                                    PUBLIC                       COMMISSIONS(1)
Per Share.............................                 $                                $
Total(3)..............................                 $                                $


                                                  PROCEEDS TO
                                                  COMPANY(2)
Per Share.............................                 $
Total(3)..............................                 $

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting expenses of the Offering estimated at $500,000.

(3) The Company has granted the Underwriters an option, exercisable within 30 days after the date hereof, to purchase up to an aggregate of 375,000 additional shares of Common Stock to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting
    Discounts and Commissions and Proceeds to Company will be $         ,
    $         and $         , respectively. See "Underwriting."
                           --------------------------

    The shares of Common Stock offered hereby are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of Bear, Stearns & Co. Inc., 245 Park Avenue, New York, New York 10167
on or about         .

                            ------------------------

BEAR, STEARNS & CO. INC.

          HAMBRECHT & QUIST

                     VECTOR SECURITIES INTERNATIONAL, INC.
                            ------------------------

              THE DATE OF THIS PROSPECTUS IS              , 1997.

                SUMMARY OF SYNAPTIC PHARMACEUTICAL CORPORATION'S
                      RECEPTOR AND DRUG DISCOVERY PROGRAMS

    Certain of Synaptic's receptor and drug discovery programs are summarized in the following table:

------------------------------------------------------------------------------------
PROGRAM           RECEPTOR(S) PRIMARY INDICATION(S)       STATUS(1)        PARTNER
------------------------------------------------------------------------------------
SEROTONIN         1F          Acute Migraine              Phase II         Eli Lilly
                                                            Clinical
                  2B          Migraine Prophylaxis        Early            Eli Lilly
                                                            Preclinical
                  1A          Smoking Cessation           Early            Eli Lilly
                                                            Preclinical
                  2C          Obesity                     Early            Eli Lilly
                                                            Preclinical
                  --(2)       Depression                  Early            Eli Lilly
                                                            Preclinical
ALPHA ADRENERGIC  1a          Benign Prostatic            Late             Merck
                                Hyperplasia                 Preclinical
                  --(2)       Pain                        Leads            --
                                                            Identified
NEUROPEPTIDE Y    Y5          Obesity                     Early            Novartis
                                                            Preclinical
                  Y2          Pain                        Discovery        --
                  Y2          Anxiety and Depression      Leads            --
                                                            Identified
GALANIN           1, 2, and   Obesity, Diabetes,          Cloning and      Warner-
                  3             Alzheimer's Disease,        Discovery      Lambert
                                Depression and Pain

--------------------------------------------------------------------------------

(1) "Cloning" refers to the stage at which the Company is attempting to discover, identify and clone the genes for specific receptor subtypes.

    "Discovery" refers to the stage at which chemists are attempting to identify receptor subtype-selective compounds through the use of the Company's drug discovery systems.

    "Leads Identified" refers to the stage at which receptor subtype-selective compounds have been identified through the use of the Company's drug discovery systems.

    "Early Preclinical" refers to the stage at which one or more leads have been identified and are being tested in IN VITRO or IN VIVO model systems for one or more indications. In addition, at this stage lead compounds may have been shown to be active in animal models for one or more indications and preliminary toxicology and pharmacokinetics studies will also have been concluded.

    "Late Preclinical" refers to the stage at which a clinical candidate has been selected, scale-up of such candidate is underway or completed, and toxicology and pharmacokinetics studies are planned or underway.

    "Phase II Clinical" refers to the stage at which a drug candidate is administered to a small sample of the actual intended patient population to seek to assess the efficacy of the drug candidate for the specific targeted indication, to determine dose tolerance and the optimal dose range and to gather additional information relating to safety and potential adverse effects.

(2) This information is confidential to the Company and, if applicable, its collaborative partners.

    CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING BIDS AND SHORT COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. SEE "UNDERWRITING."

    CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON NASDAQ IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND THE FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE AND INCORPORATED BY REFERENCE IN THIS PROSPECTUS, INCLUDING THE INFORMATION UNDER "RISK FACTORS." EXCEPT AS OTHERWISE NOTED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. THIS PROSPECTUS CONTAINS, IN ADDITION TO HISTORICAL INFORMATION, FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS AND THE TIMING OF CERTAIN EVENTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN OR PROJECTED BY THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED UNDER "RISK FACTORS," AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS."

                                  THE COMPANY

    Synaptic is a leader in the development of a broad platform of enabling technology which it calls "human receptor-targeted drug design technology." The Company is utilizing this technology to discover and clone the genes that code for human receptor subtypes associated with specific disorders and is working both independently and together with its collaborative partners to design compounds that can potentially be developed as drugs for treating these disorders. In addition to conducting several internal programs, the Company is currently collaborating with Eli Lilly and Company ("Lilly"), Merck & Co., Inc. ("Merck"), Novartis Pharma A.G. ("Novartis") and Warner-Lambert Company ("Warner-Lambert") on more than twelve separate drug discovery programs covering ten therapeutic areas. To date, these programs have yielded one Phase II clinical and six preclinical drug development candidates.

    Synaptic's business strategy is to develop, together with its collaborative partners, a broad array of drugs based upon the Company's human receptor-targeted drug design technology. This strategy consists of four principal objectives: (i) to aggressively discover and clone G protein-coupled receptor genes; (ii) to efficiently discover and design potential drugs through the use of its human receptor-targeted drug design technology; (iii) to leverage resources and generate royalty-based revenues through collaborative and licensing arrangements with pharmaceutical companies; and (iv) to retain ownership rights to certain products developed through the use of its technology.

    Synaptic's human receptor-targeted drug design technology is the result of an integrated approach to four life science fields: molecular biology; cell biology; pharmacology; and chemistry, including medicinal, combinatorial and computer-assisted chemistry. This technology allows chemists to focus their drug discovery efforts on a specific human receptor subtype target. The Company believes that its technology provides three distinct advantages over the traditional approach to drug discovery in which compounds are screened against animal tissues containing many different receptor subtypes. FIRST, by having an isolated receptor subtype as a target, chemists are better able to design compounds that interact with only the target of interest and not with other receptors that may be responsible for side effects. SECOND, the Company believes that using human receptor subtypes as drug design targets will substantially reduce the number of problems that often arise during the drug development process as a result of differences in a compound's activity in humans compared to its activity in animal tissues. THIRD, Synaptic believes that its technology may be more cost-effective than traditional drug discovery because the Company and its collaborative partners can eliminate or redesign compounds that react poorly with human receptor targets prior to initiating the costly activities related to preclinical testing and clinical trials.

    Synaptic focuses its receptor and drug discovery efforts on members of a receptor superfamily known as "G protein-coupled receptors." The Company selected this receptor family for two principal reasons. FIRST, many G protein-coupled receptors have been shown to be effective drug targets, as evidenced by the commercial availability of drugs for a wide variety of therapeutic applications that work by means of their interactions with G protein-coupled receptors. Of the one hundred drugs with the highest 1996 worldwide sales, twenty-five act through G protein-coupled receptors. SECOND, the G protein-coupled receptor superfamily is extremely large and diverse and, based on several estimates, exceeds 1,000 receptors, with its members being involved in the mediation of a broad array of physiological functions. Accordingly, the Company believes that there are substantial opportunities for novel drug targets and believes that it has assembled one of the largest collections of cloned genes that code for members of the G protein-coupled receptor superfamily.

    The Company and Lilly have been collaborating since 1991 to develop drugs that act through serotonin receptors for a variety of therapeutic applications. One of their drug discovery programs, focused on the development of a novel drug for the treatment of migraine, is in Phase II clinical trials. Four other programs that are the subject of the collaboration, which are focused on the development of a prophylactic treatment for migraine and drugs for the treatment of smoking cessation, depression and obesity, are in the early preclinical stage of development. The Company and Merck have been collaborating since 1993 on a program focused on the development of a treatment for benign prostatic hyperplasia ("BPH"). This program is in the late preclinical stage of development. The Company and Novartis have been collaborating since 1994 on a program focused on the development of a drug for the treatment of obesity. This program is in the early preclinical stage of development. In July 1997, the Company entered into a collaborative arrangement with Warner-Lambert focused on multiple therapeutic applications, including obesity, diabetes, Alzheimer's Disease, depression and pain.

    Three of the Company's collaborative partners, Lilly, Merck and Novartis, provide the Company with financial support for research. As part of its collaboration with the Company, Warner-Lambert is required upon the occurrence of certain events to provide the Company with financial support for research and, at the Company's option, to purchase equity in the Company. All four of these collaborative partners are required to make payments to the Company upon the achievement of certain milestones and to pay royalties to the Company based upon net sales of any drugs resulting from their collaborations with the Company. Through June 30, 1997, Synaptic had received an aggregate of $42.6 million in license fees, research funding and milestone payments and $14.5 million in equity investments from three of its collaborative partners. The Company is entitled to receive additional payments from such partners in the future. In addition to providing research funding to the Company, the Company's collaborative partners dedicate substantial resources to the internal conduct of their programs with the Company.

    The Company was incorporated in Delaware in January 1987. The address and telephone number for the executive offices of the Company are 215 College Road, Paramus, New Jersey 07652, (201) 261-1331.

                                  RISK FACTORS

    Prospective purchasers should carefully consider the information set forth under the caption "Risk Factors" beginning on page 7, including, but not limited to, those risks associated with: the early stage of product development; technological uncertainty; dependence on collaborative partners for development, regulatory approvals, manufacturing, marketing and other resources; history of operating losses and accumulated deficit; future capital needs; uncertainty of additional funding; uncertainty of patent protection; dependence on proprietary technology; substantial competition; risk of technological obsolescence; uncertainties related to clinical trials; stringent government regulation; no assurance of regulatory agency approval; dependence on third party reimbursement for future drugs and health care reform; lack of manufacturing experience; reliance on contract manufacturers; lack of sales and marketing capability; product liability and insurance risks; dependence on key personnel; use of hazardous materials--potential liability and stringent government regulation; volatility of stock price; effect of stockholders' rights plan and certain anti-takeover provisions; potential adverse market impact on shares eligible for future sale; absence of cash dividends; and dilution.

                                  THE OFFERING

Common Stock offered by the Company..........  2,500,000 shares
Common Stock to be outstanding after the
  Offering...................................  10,149,997 shares(1)
Use of Proceeds..............................  For general corporate purposes, including expansion of research and development
                                               activities, expansion of the Company's
                                               technology, capital expenditures and working
                                               capital. See "Use of Proceeds."
Nasdaq Symbol................................  SNAP

------------------------

(1) As of September 30, 1997. Excludes (a) 758,028 shares of Common Stock issuable upon the exercise of stock options outstanding under the Company's stock option plans (at a weighted average exercise price per share of $9.34) and (b) 144,344 shares of Common Stock reserved for issuance upon the exercise of outstanding warrants at a price per share of $9.50. At September 30, 1997, options and warrants to purchase 427,515 shares of Common Stock were exercisable. In addition to the foregoing stock options, from October 1, 1997, through October 7, 1997, the Company granted stock options to purchase 145,000 shares of Common Stock (at a weighted average exercise price per share of $14.25), none of which options is currently exercisable. See "Capitalization" and "Description of Capital Stock--Warrants."

                         SUMMARY FINANCIAL INFORMATION

    The following summary financial data should be read in conjunction with Synaptic's audited financial statements for each of the three years in the period ended December 31, 1996, and the notes thereto, Synaptic's unaudited financial statements and the notes thereto for the six months ended June 30, 1996 and as of and for the six months ended June 30, 1997 and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in this Prospectus.

                                                                                                              UNAUDITED
                                                                                                              SIX MONTHS
                                                                                                                ENDED
                                                                YEARS ENDED DECEMBER 31,                       JUNE 30,
                                                  -----------------------------------------------------  --------------------
                                                    1992       1993       1994       1995       1996       1996       1997
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                     (in thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
Revenues........................................  $   3,606  $   8,794  $   5,043  $   7,977  $   9,481  $   3,562  $   5,552
Expenses:
  Research and development......................      6,760      9,128      9,309      9,863     11,337      5,484      6,691
  General and administrative....................      1,781      1,625      1,912      2,215      2,982      1,364      1,922
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total expenses..............................      8,541     10,753     11,221     12,078     14,319      6,848      8,613
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Loss from operations............................     (4,935)    (1,959)    (6,178)    (4,101)    (4,838)    (3,286)    (3,061)
Other income, net(1)............................        362        409        651        734      2,205      1,127        966
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net loss........................................  $  (4,753) $  (1,550) $  (5,527) $  (3,367) $  (2,633) $  (2,159) $  (2,095)
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net loss per share(2)...........................                                   $   (4.76) $   (0.35) $   (0.29) $   (0.27)
                                                                                   ---------  ---------  ---------  ---------
                                                                                   ---------  ---------  ---------  ---------
Shares used in computing net loss per share.....                                         707      7,578      7,535      7,640

                                                                                                  UNAUDITED
                                                                                             AS OF JUNE 30, 1997
                                                                                           -----------------------
                                                                                                           AS
                                                                                             ACTUAL    ADJUSTED(3)
                                                                                           ----------  -----------

                                                                                               (in thousands)
BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities(4)......................................  $   31,098   $  65,554
Working capital..........................................................................      28,106      62,562
Total assets.............................................................................      37,976      72,432
Accumulated deficit......................................................................     (26,064)    (26,064)
Stockholders' equity.....................................................................      37,040      71,496

------------------------

(1) Other income, net, includes interest income, interest expense and gains and losses from the sale of marketable securities.

(2) Net loss per share is computed as described in Note 1 of Notes to Financial Statements.

(3) Adjusted to reflect the sale of 2,500,000 shares of Common Stock offered hereby at an assumed Offering price of $14.875 per share (the last trade price of the Common Stock on Nasdaq on October 7, 1997) and the receipt of the proceeds therefrom after deducting estimated underwriting discounts and commissions and other estimated Offering expenses. See "Use of Proceeds."

(4) Does not include $712,000 in restricted cash.

                                  RISK FACTORS

    AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. ACCORDINGLY, PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS, AS WELL AS ALL OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, BEFORE PURCHASING THE COMMON STOCK OFFERED HEREBY.

EARLY STAGE OF PRODUCT DEVELOPMENT; TECHNOLOGICAL UNCERTAINTY

    Since its inception in January 1987, the Company has focused its activities on the discovery and cloning of receptor genes and the use of such genes as tools in the design of precisely targeted compounds for a broad range of therapeutic applications. To date, the Company has not completed development of any drugs alone or in collaboration with its partners and does not expect that any drugs resulting from its or its collaborative partners' research and development efforts will be commercially available for a significant number of years, if at all. All compounds discovered by the Company and its collaborative partners will require extensive preclinical and clinical testing prior to submission of any regulatory application for commercial use. Extensive preclinical and clinical testing required to establish safety and efficacy will take several years, and the time required to commercialize new drugs cannot be predicted with accuracy. Moreover, potential products that appear to be promising at early stages of development may never reach the market for a number of reasons. Such reasons include the possibilities that potential products are found during preclinical testing or clinical trials to be ineffective or to cause harmful side effects, that they fail to receive necessary regulatory approvals, that they are difficult or uneconomical to manufacture on a large scale, that they fail to achieve market acceptance or that they are precluded from commercialization by proprietary rights of third parties. There can be no assurance that the Company's approach to drug discovery, its research and development efforts or the efforts of Lilly, Merck, Novartis or Warner-Lambert, or any future collaborative partner or licensee of the Company, will result in the development of any drugs, or that any drugs, if successfully developed, will be proven to be safe and effective in clinical trials, receive required regulatory approvals, be capable of being manufactured in commercial quantities at reasonable costs or be successfully commercialized. Product development of new pharmaceuticals is highly uncertain, and unanticipated developments, including clinical or regulatory delays, unexpected adverse effects and inadequate therapeutic efficacy, would slow or prevent product development efforts of the Company and its collaborative partners and have a material adverse effect on the Company's operations. See "Business."

DEPENDENCE ON COLLABORATIVE PARTNERS FOR DEVELOPMENT, REGULATORY APPROVALS,
  MANUFACTURING, MARKETING AND OTHER RESOURCES

    A key element of the Company's business strategy is to leverage resources by entering into collaborative and licensing arrangements with pharmaceutical companies. The Company has entered into the following arrangements: a Research, Option and License Agreement dated as of January 25, 1991, as amended, with Lilly (the "Lilly Agreement"); a Research Collaboration and License Agreement dated as of November 30, 1993, as amended, with Merck (the "Merck Agreement"); a Research and License Agreement dated as of August 4, 1994, as amended, with Novartis (the "First Novartis Agreement"), a Research and License Agreement dated as of May 31, 1996, also with Novartis (the "Second Novartis Agreement"; and together with the First Novartis Agreement, the "Novartis Agreements"); and a Collaborative Research and License Agreement dated as of July 28, 1997, with Warner-Lambert (the "Warner-Lambert Agreement"; and together with the Lilly Agreement, the Merck Agreement and the Novartis Agreements, the "Collaborative Agreements"). Under the Collaborative Agreements, Lilly, Merck, Novartis and Warner-Lambert are each responsible for conducting preclinical testing and clinical trials of compounds developed through the use of the Company's technology, obtaining regulatory approvals and manufacturing and commercializing any resulting drugs. As a result, the Company's receipt of revenues (whether in the form of continued research funding, drug development milestones or royalties on sales) under such agreements is dependent upon the activities and the development, manufacturing and marketing resources of Lilly, Merck, Novartis and Warner-Lambert. The amount and timing of resources dedicated by the Company's collaborative partners to their respective collaborations with the Company are not within the Company's control. Moreover, there can be no assurance that the interests of the Company will continue to coincide with those of its collaborative partners, that some of the Company's collaborative partners will not develop independently or with third parties drugs that could compete with drugs of the types covered by the collaborations, or that disagreements over rights or technology or other proprietary interests will not occur.

    If any of the Company's collaborative partners breaches its agreement with the Company, or fails to devote adequate resources to or conduct in a timely manner its collaborative activities, the research programs under the applicable Collaborative Agreement or the development and commercialization of drug candidates subject to such collaboration would be materially adversely affected. There can be no assurance that the Company's collaborations will be successful. Further, there can be no assurance that the Company will be able to enter into acceptable collaborative or licensing arrangements with other pharmaceutical companies in the future, or that, if negotiated, such arrangements will be successful. See "Business--Collaborative Arrangements."

HISTORY OF OPERATING LOSSES AND ACCUMULATED DEFICIT

    The Company has incurred significant operating losses since its inception in January 1987. At June 30, 1997, the Company's accumulated deficit was $26.1 million. Losses have resulted principally from costs incurred in connection with the Company's research and development activities and from general and administrative costs associated with the Company's operations. The Company expects to continue to incur substantial operating losses at least over the next several years and expects losses to increase as the Company's research and development efforts expand and its current collaborative arrangements expire. The only revenues generated by the Company to date have resulted from payments under the Collaborative Agreements, government grants under the Small Business Innovative Research ("SBIR") program of the National Institutes of Health and interest income. The Company's revenues, expenses and losses may fluctuate from quarter to quarter and year to year. Research payments under the Lilly Agreement, the Merck Agreement and the Novartis Agreements are scheduled to expire in December 1998, November 1997 and August 1998, respectively, unless the research programs under such agreements are extended by mutual agreement of the Company and Lilly, Merck or Novartis. The Company does not expect to achieve revenues or royalties from sales of drugs for a significant number of years, if at all. The Company will not achieve revenues or royalties from drug sales unless it or one of its collaborative partners successfully completes clinical trials with respect to a drug candidate, obtains regulatory approvals for that drug candidate and commercializes the resulting drug. Failure to achieve significant revenue or profitable operations could impair the Company's ability to sustain operations and there can be no assurance that the Company will ever achieve significant revenues or profitable operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FUNDING

    The operation of the Company's business requires substantial capital resources and such requirements are likely to increase in the future. The Company's future financial requirements will depend on many factors, including the continued progress of its research and development programs, the timing and results of preclinical testing and clinical trials, if any, of its drug candidates, the timing of regulatory approvals, if any, technological advances, determinations as to the commercial potential of its or its collaborative partners' proposed products and the status of competitive products. The Company's capital requirements will also depend on the Company's ability to establish and maintain collaborative arrangements with others and whether its future collaborative partners provide research funding to the Company and are responsible for all development activities, preclinical testing and regulatory approvals and, if such approvals are obtained, the manufacturing and marketing of products. In addition, such capital requirements will depend on the time and expense associated with filing and, if necessary, prosecuting and enforcing patent claims.

    The Company is exploring the possibility of entering into collaborative arrangements which would enable it to retain ownership rights to certain products. As envisioned by Synaptic, such collaborations would allow the Company significant involvement in the development of potential products but could require substantial financial participation by the Company in such development. Accordingly, the cost to the Company of any such arrangement may be significantly greater than the cost to it of participating in a royalty-based collaboration.

    No assurance can be given that the Company's existing cash on hand and marketable securities and funds it will receive under the Collaborative Agreements and government grants, together with the net proceeds from the Offering and interest income, will be sufficient. The Company expects that it will, in the future, seek to raise additional funding from other sources, including other collaborative partners and licensees, and through public or private financings, including sales of equity or debt securities. Any such collaborative or licensing arrangement could result in limitations on the Company's ability to control the research and development of potential drugs and the commercialization of resulting drugs, if any, as well as its profits therefrom. Any such equity financing could result in dilution to the Company's then existing stockholders. There can be no assurance that additional funds will be available on favorable terms or at all, or that such funds, if raised, would be sufficient to permit the Company to continue to conduct its operations. If adequate funds are not available, the Company may be required to curtail significantly or eliminate one or more of its receptor or drug discovery programs. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business--Collaborative Arrangements."

UNCERTAINTY OF PATENT PROTECTION; DEPENDENCE ON PROPRIETARY TECHNOLOGY

    The Company's success depends, in part, on its ability to establish, protect and enforce its proprietary rights relating to its technology. The Company's policy is to seek, when appropriate, protection for its gene discoveries, compound discoveries and other proprietary technology by filing patent applications in the United States and in other countries. However, patent law as it relates to inventions in the biotechnology field is still evolving, and involves complex legal and factual questions for which legal principles are not firmly established. Accordingly, there can be no assurance that patents will be granted with respect to any of the Company's patent applications currently pending in the United States or in other countries, or with respect to applications filed by the Company in the future. The failure by the Company to receive patents pursuant to the applications referred to herein and any future applications could have a material adverse effect on the Company. See "Business--Patents, Proprietary Technology and Trade Secrets."

    There is no clear policy involving the breadth of claims allowed in patents or the degree of protection afforded thereunder. Accordingly, no firm predictions can be made regarding the breadth or enforceability of claims allowed in the patents that have been issued to the Company or in patents that may be issued to the Company in the future and there can be no assurance that claims in the Company's patents, either as initially allowed by the United States Patent and Trademark Office or any of its non-United States counterparts or as subsequently interpreted by courts inside or outside the United States, will be sufficiently broad to protect the Company's proprietary rights.

    Also, there can be no assurance that the Company's patents or patent applications will not be challenged by way of interference proceedings or opposed by third parties or that the Company will not be required to participate in interference proceedings or oppose the patents or patent applications of third parties in order to protect its rights. Interference and opposition proceedings can be expensive to prosecute and defend. One of the Company's patent applications on file outside the United States is the subject of an opposition filed by a pharmaceutical company and one of the Company's patent applications on file in the United States is the subject of an interference proceeding involving an issued patent of a third party. In addition, the Company is seeking to provoke an interference by the United States Patent and Trademark Office between another of its patent applications and an issued patent of a third party. The Company also believes that the United States Patent and Trademark Office may declare an interference between another of its patent applications and a patent application of another third party. There can be no assurance that the outcome of the pending opposition and interference proceedings and the anticipated interference proceedings will be favorable to the Company. In the event that the outcome of the opposition proceeding were unfavorable to the Company, the Company would not be issued the patent in the country in which the proceeding is taking place and would not be able to prevent third parties from practicing the subject matter of the opposed application in that country. Moreover, the opponent may seek to file similar oppositions in other countries. In the event that the outcome of the interference proceedings were unfavorable to the Company, the Company might not be able to practice the subject matter of the relevant patent applications in the United States. Accordingly, an unfavorable outcome in any such proceeding would have an adverse effect on the Company. Even if the eventual outcome of the pending opposition and interference proceedings and the anticipated interference proceedings were favorable to the Company, the Company's participation in them could result in substantial cost to the Company.

    Further, no assurance can be given that patents issued to the Company will not be infringed, invalidated or circumvented by others, or that the rights granted thereunder will be commercially valuable or will provide competitive advantages to the Company and its present or future collaborative partners or licensees. Moreover, because patent applications in the United States are maintained in secrecy until patents issue, because patent applications in certain other countries generally are not published until more than eighteen months after they are filed and because publication of technological developments in the scientific or patent literature often lags behind the date of such developments, the Company cannot be certain that it was the first to invent the subject matter covered by its patents or patent applications or that it was the first to file patent applications for such inventions. The field of gene discovery has become intensely competitive. A number of pharmaceutical companies, biotechnology companies, universities and research institutions have significantly expanded their gene discovery efforts in recent years and have filed patent applications or received patents covering their gene discoveries. Some of these applications or patents may be competitive with the Company's applications or conflict in certain respects with claims made under the Company's applications. There can be no assurance that, in the event of any conflict, the Company will be in a priority position with respect to inventorship on any of these applications.

    The commercial success of the Company also depends on the Company's ability to operate without infringing patents and proprietary rights of third parties. The Company is aware of a large number of patents and patent applications of third parties that contain claims to genes that code for G protein-coupled receptors and/or compounds that interact with G protein-coupled receptors. Patents issued to others may preclude the Company from using or licensing its technology or may preclude the Company or its collaborative partners from commercializing drugs developed with the use of the Company's technology. The Company has acquired licenses to use certain technologies covered by patents owned by Stanford University and the University of California, jointly, and Columbia University and may be required to obtain additional licenses to patents or other proprietary rights of other parties in order to pursue its own technologies. No assurance can be given that any such additional licenses would be made available on terms acceptable to the Company, if at all. The failure to obtain such licenses could result in delays in the Company's or its collaborative partners' activities, including the development, manufacture or sale of drugs requiring such licenses, or preclude such development, manufacture or sale.

    In some cases, litigation or other proceedings may be necessary to assert infringement claims against others, to defend against claims of infringement, to enforce patents issued to the Company, to protect trade secrets, know-how or other intellectual property rights owned by the Company, or to determine the scope and validity of the proprietary rights of third parties. Such litigation could result in substantial costs to and diversion of resources by the Company and could have a material adverse effect on the Company. There can be no assurance that any of the Company's patents would ultimately be held valid or that efforts to defend any of its patents, trade secrets, know-how or other intellectual property rights would be successful. An adverse outcome in any such litigation or proceeding could subject the Company to significant liabilities, require the Company to cease using the subject technology or require the Company to license the subject technology from the third party, all of which could have a material adverse effect on the Company's business.

    In addition to patent protection, the Company relies upon trade secrets, proprietary know-how and continuing technological advances to develop and maintain its competitive position. To maintain the confidentiality of its trade secrets and proprietary information, the Company requires its employees, consultants and collaborative partners to execute confidentiality agreements upon the commencement of their relationships with the Company. In the case of employees, the agreements also provide that all inventions resulting from work performed by them while in the employ of the Company will be the exclusive property of the Company. There can be no assurance, however, that these agreements will not be breached, that the Company would have adequate remedies in the event of any such breach or that the Company's trade secrets or proprietary information will not otherwise become known or developed independently by others. See "Business--Collaborative Arrangements" and "Business--Patents, Proprietary Technology and Trade Secrets."

SUBSTANTIAL COMPETITION; RISK OF TECHNOLOGICAL OBSOLESCENCE

    The Company operates in a field in which new developments occur and are expected to continue to occur at a rapid pace. Competition from biotechnology and pharmaceutical companies, joint ventures, academic and other research institutions and others is intense and is expected to increase. The Company believes that the elements of its human receptor-targeted drug design technology are currently employed by many other pharmaceutical and biotechnology companies in their drug discovery efforts. Moreover, there are other companies with drug discovery programs at least some of the objectives of which are the same as or similar to those of the Company. The Company is aware of many pharmaceutical and biotechnology companies that are engaged in efforts to develop compounds that interact with G protein-coupled receptors subtypes, including receptor subtypes with which the Company is working. Many of the Company's competitors are large biotechnology companies and multinational pharmaceutical companies who may employ in such activities greater financial and other resources, including larger research and development staffs and more extensive marketing and manufacturing organizations, than the Company or its collaborative partners. See "Business--Competition."

    The Company also expects to encounter significant competition with respect to the drugs that it and its collaborative partners plan to develop. Companies that complete clinical trials, obtain required regulatory approvals and commence commercial sales of their drugs before their competitors may achieve a significant competitive advantage. In order to compete successfully, the Company's goal is to obtain patent protection for its gene discoveries and drug discovery systems and to make these systems available to pharmaceutical companies through collaborative and licensing arrangements for use in discovering drugs for major markets which have historically been difficult to address using the traditional approach to drug discovery. There can be no assurance, however, that the Company will obtain patents covering its technology that protect it against competitors. Moreover, there can be no assurance that the Company's competitors will not succeed in developing technologies that circumvent the Company's technology or that such competitors will not succeed in developing technologies and drugs that are more effective than those developed by the Company and its collaborative partners or that would render technology or drugs of the Company and its collaborators less competitive or obsolete. In addition, there can be no assurance that competitors of the Company will not obtain regulatory approvals of their drugs more rapidly than the Company and its collaborative partners, thereby rendering the Company's and its collaborative partners' drugs noncompetitive or obsolete. Moreover, there can be no assurance that the Company's competitors will not obtain patent protection or other intellectual property rights that would limit the Company's or its collaborative partners' ability to use the Company's technology or commercialize its or their drugs. See "Business--Competition" and "Business--Patents, Proprietary Technology and Trade Secrets."

UNCERTAINTIES RELATED TO CLINICAL TRIALS

    Before obtaining required regulatory approvals for the commercial sale of each product under development, the Company or its collaborators must demonstrate through preclinical studies and clinical trials that such product is safe and efficacious for use. The results of preclinical studies and initial clinical trials are not necessarily predictive of results that will be obtained from large-scale clinical trials, and there can be no assurance that clinical trials of any product under development will demonstrate the safety and efficacy of such product or will result in a marketable product. The safety and efficacy of a therapeutic product under development by the Company or its collaborative partners must be supported by extensive data from clinical trials. A number of companies have suffered significant setbacks in advanced clinical trials, despite promising results in earlier trials. The failure to demonstrate adequately the safety and efficacy of a therapeutic drug under development would delay or prevent regulatory approval of the product and could have a material adverse effect on the Company. In addition, the United States Food and Drug Administration (the "FDA") may require additional clinical trials, which could result in increased costs and significant development delays.

    The rate of completion of clinical trials of the Company's or its collaborative partners' products is dependent upon, among other factors, obtaining adequate clinical supplies and the rate of patient accrual. Patient accrual is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites and the eligibility criteria for the trial. Delays in planned patient enrollment in clinical trials may result in increased costs, program delays or both, which could have a material adverse effect on the Company. In addition, the Company's current collaborative partners have the right to control the planning and execution of product development and clinical programs, and there can be no assurance that such partners will conduct such programs in accordance with schedules that are satisfactory to the Company. There can be no assurance that, if clinical trials are completed, the Company or its collaborative partners will submit New Drug Applications ("NDAs") with respect to any potential products or that any such application will be reviewed and approved by the FDA in a timely manner, if at all. See "Business -- Government Regulation."

STRINGENT GOVERNMENT REGULATION; NO ASSURANCE OF REGULATORY AGENCY APPROVAL

    The development, manufacturing and marketing of drugs developed through the use of the Company's technology are subject to regulation by numerous Federal, state and local governmental authorities in the United States, the principal one of which is the FDA, and by similar agencies in other countries in which drugs developed through the use of the Company's technology may be tested and marketed (each of such Federal, state and local and other authorities and agencies, a "Regulatory Agency"). The FDA and comparable Regulatory Agencies in other countries impose mandatory procedures and standards for the conduct of certain preclinical testing and clinical trials and the production and marketing of drugs for human therapeutic use. Product development and approval of a new drug are likely to take many years and involve the expenditure of substantial resources.

    The steps required by the FDA before new drugs may be marketed in the United States include: (i) preclinical studies; (ii) the submission to the FDA of a request for authorization to conduct clinical trials on an investigational new drug (an "IND"); (iii) adequate and well-controlled clinical trials to establish the safety and efficacy of the drug for its intended use; (iv) submission to the FDA of an NDA; and (v) review and approval of the NDA by the FDA before the drug may be shipped or sold commercially. See "Business--Government Regulation."

    In the United States in particular, timetables for the various phases of clinical trials and NDA approval cannot be predicted with any certainty. The Company, its collaborative partners or the FDA may suspend clinical trials at any time if it is believed that individuals participating in such trials are being exposed to unacceptable health risks. Even assuming that clinical trials are completed and that an NDA is submitted to the FDA, there can be no assurance that the NDA will be reviewed by the FDA in a timely manner or that once reviewed, the NDA will be approved. The approval process is affected by a number of factors, including the severity of the targeted indications, the availability of alternative treatments and the risks and benefits demonstrated in clinical trials. The FDA may deny an NDA if applicable regulatory criteria are not satisfied, or may require additional testing or information with respect to the investigational drug. Data obtained from preclinical and clinical activities are susceptible to varying interpretations which could also delay, limit or prevent Regulatory Agency approval. Even if initial FDA approval is obtained, further studies, including post-market studies, may be required in order to provide additional data on safety and will be required in order to gain approval for the use of a product as a treatment for clinical indications other than those for which the product was initially tested. The FDA will also require post-market reporting and may require surveillance programs to monitor the side effects of the drug. Results of post-marketing programs may limit or expand the further marketing of the drug. Further, if there are any modifications to the drug, including changes in indication, manufacturing process or labeling, an NDA supplement may be required to be submitted to the FDA. Finally, delays or rejections may be encountered based upon changes in Regulatory Agency policy during the period of drug development and/ or the period of review of any application for Regulatory Agency approval for a compound. Moreover, because the Company's present collaborative partners are, and its future collaborative partners may be, responsible for preclinical testing, clinical trials, regulatory approvals, manufacturing and commercialization of drugs, the ability to obtain and the timing of regulatory approvals are not, and in the future may not be, within the control of the Company. There can be no assurance that the regulatory framework described above will not change or that additional regulations will not arise that may affect approval of a potential drug.

    Each manufacturing establishment for new drugs is required to receive some form of approval by the FDA. Among the conditions for such approval is the requirement that the prospective manufacturer's quality control and manufacturing procedures conform to the FDA's Good Manufacturing Practices ("GMP"), which must be followed at all times. In complying with standards set forth in these regulations, manufacturers must continue to expend time, monies and effort in the area of production and quality control to ensure full technical compliance. Manufacturing establishments, both foreign and domestic, are also subject to inspections by or under the authority of the FDA and may be subject to inspections by foreign and other Federal, state or local agencies.

    Prior to the commencement of marketing a product in other countries, approval by the Regulatory Agencies in such countries is required, regardless of whether FDA approval has been obtained for such product. The requirements governing the conduct of clinical trials and product approvals vary widely from country to country, and the time required for approval may be longer or shorter than the time required for FDA approval. Although there are some procedures for unified filings for certain European countries, in general, each country has its own procedures and requirements.

    Delays in obtaining Regulatory Agency approvals could adversely affect the marketing of any drugs developed by the Company or its collaborative partners, impose costly procedures upon the Company's or its collaborative partners' activities, diminish any competitive advantages that the Company or its collaborative partners may attain and adversely affect the Company's ability to receive revenues or royalties. There can be no assurance that, even after such time and expenditures, Regulatory Agency approvals will be obtained for any compounds developed by or in collaboration with the Company. Moreover, even if Regulatory Agency approval for a compound is granted, such approval may entail limitations on the indicated uses for which it may be marketed. Further, approved drugs and their manufacturers are subject to continual review, and discovery of previously unknown problems with a drug or its manufacturer may result in restrictions on such drug or manufacturer, including withdrawal of the drug from the market. Regulatory Agency approval of prices is required in many countries and may be required for the marketing of any drug developed by the Company or its collaborative partners.

DEPENDENCE ON THIRD-PARTY REIMBURSEMENT FOR FUTURE DRUGS AND HEALTH CARE REFORM

    The Company's commercial success will be heavily dependent upon the availability of reimbursement for the use of drugs developed by the Company or its collaborative partners from third-party payors, such as government health administration authorities, private health care insurers, health maintenance organizations, pharmacy benefits management companies and other organizations. Third-party payors are increasingly challenging the prices charged for health care drugs and may require additional cost-benefit analysis data from the Company or its collaborative partners in order to demonstrate the cost-effectiveness of its or its collaborative partners' drugs. There can be no assurance that the Company or its collaborative partners will be able to provide such data in order to gain market acceptance of such drugs with respect to pricing and reimbursement.

    In the United States, the Company expects that there will continue to be a number of Federal and state proposals to implement government control of pricing and profitability of prescription pharmaceuticals. In addition, increasing emphasis on managed health care will continue to put pressure on such pricing. Cost control initiatives could decrease the price that the Company or any of its collaborative partners or other licensees receives for any drugs it may discover or develop in the future and, by preventing the recovery of potentially substantial development costs and the achievement of an appropriate profit margin, could have a material adverse effect on the Company. Further, to the extent that cost control initiatives have a material adverse effect on the Company's collaborative partners, the Company's ability to commercialize its products and to realize royalties may be adversely affected. Furthermore, Federal and state regulations govern or influence the reimbursement to health care providers of fees and capital equipment costs in connection with medical treatment of certain patients. If any actions are taken by Federal and/or state governments, such actions could adversely affect the prospects for sales of the Company's drugs. There can be no assurance that action taken by Federal and/or state governments, if any, with regard to health care reform will not have a material adverse effect on the Company. See "Business -- Government Regulation."

LACK OF MANUFACTURING EXPERIENCE; RELIANCE ON CONTRACT MANUFACTURERS

    The Company currently has no manufacturing facilities and relies on its collaborative partners or other manufacturers to produce its compounds for research and development, preclinical and clinical purposes. The products under development by the Company and its collaborative partners have never been manufactured on a commercial scale and there can be no assurance that such products can be manufactured at a cost or in quantities necessary to make them commercially viable. If the Company were unable to contract for a sufficient supply of its compounds on acceptable terms, or if it should encounter delays or difficulties in its relationships with manufacturers, the Company's preclinical and clinical testing schedule would be delayed, resulting in delay in the submission of products for regulatory approval or the market introduction and subsequent sales of such products, which could have a material adverse effect on the Company. Moreover, manufacturers that the Company may use must adhere to current Good Manufacturing Practices regulations enforced by the FDA through its facilities inspection program. If these facilities cannot pass a pre-approval plant inspection, the FDA pre-market approval of the products will not be granted.

LACK OF SALES AND MARKETING CAPABILITY

    The creation of infrastructure to commercialize pharmaceutical products is a difficult, expensive and time-consuming process. Synaptic currently has no sales or marketing capability. To market directly any product it may develop, the Company will need to establish a marketing and sales force with technical expertise and distribution capability or contract with other pharmaceutical and/or health care companies with distribution systems and direct sales forces. There can be no assurance that the Company will be able to establish direct or indirect sales and distribution capabilities or be successful in gaining market acceptance for licensing arrangements. To the extent that the Company enters into co-promotion or licensing arrangements, any revenues received by the Company will be dependent on the efforts of third parties, and there can be no assurance that any such efforts will be successful.

PRODUCT LIABILITY AND INSURANCE RISKS

    Synaptic's business exposes it to potential product liability risks which are inherent in the testing, manufacturing and marketing of human therapeutic products. Certain of the compounds the Company or any of its collaborative partners is investigating could be injurious to humans. Synaptic does not currently have any product liability insurance. While the Company will, if appropriate, seek to obtain such insurance with respect to drugs developed by it or its collaborative partners, there can be no assurance that Synaptic will be able to obtain such insurance on acceptable terms or that such insurance will provide adequate coverage against potential liabilities. To the extent that product liability insurance, if available, does not cover potential claims, the Company will be required to self-insure the risks associated with such claims. A successful product liability claim or series of claims brought against the Company could have a material adverse effect on the Company.

DEPENDENCE ON KEY PERSONNEL

    The Company is highly dependent on its management and scientific staff. Loss of the services of any key individual could have an adverse effect on the Company. The Company believes that its future success will depend, in part, on its ability to attract and retain highly talented managerial and scientific personnel and consultants. The Company faces intense competition for such personnel from, among others, biotechnology and pharmaceutical companies, as well as academic and other research institutions. There can be no assurance that it will be able to attract and retain the personnel it requires on acceptable terms. See "Management."

USE OF HAZARDOUS MATERIALS -- POTENTIAL LIABILITY AND STRINGENT GOVERNMENT
  REGULATIONS

    As with many biotechnology and pharmaceutical companies, the Company's activities involve the use of radioactive compounds and hazardous materials. The Company is subject to local, state and Federal laws and regulations relating to occupational safety, laboratory practices, the use, handling and disposition of radioactive materials, environmental protection and hazardous substance control. Although the Company believes that its safety procedures for handling and disposing of radioactive compounds and other hazardous materials used in its research and development activities comply with the standards prescribed by Federal, state and local regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of any such accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company. See "Business-- Government Regulation."

VOLATILITY OF STOCK PRICE

    The market prices and trading volumes for securities of emerging companies, like Synaptic, have historically been highly volatile and have experienced significant fluctuations unrelated to the operating performance of such companies. Future announcements concerning the Company or its competitors may have a significant impact on the market price of the Common Stock. Such announcements might include the results of research, development testing, technological innovations, new commercial products, government regulation, developments concerning proprietary rights, litigation or public concern as to the safety of the products. See "Price Range of Common Stock."

EFFECT OF STOCKHOLDERS' RIGHTS PLAN AND CERTAIN ANTI-TAKEOVER PROVISIONS

    Certain provisions of the Company's Amended and Restated Certificate of Incorporation (the "Restated Certificate") and Amended and Restated By-laws (the "By-laws"), as well as provisions of the

Delaware General Corporation Law, could have anti-takeover effects on the Company by deterring hostile takeovers or delaying or preventing changes in control or management of the Company. In November 1995, the Company adopted a stockholders' rights plan (the "Rights Plan") pursuant to which one right (the "Right") to purchase 1/1000th of a share of Series A Junior Participating Preferred Stock of the Company (the "Series A Preferred Stock") was distributed as a dividend with respect to each outstanding share of the Common Stock. One additional Right is deemed delivered with each share of Common Stock subsequently issued by the Company, including shares issued and sold in the Offering. The Rights become exercisable upon the tenth business day following
(i) the acquisition by a person or group of 15% or more of the outstanding Common Stock or (ii) the announcement by a person or group of an intention to acquire through tender or exchange offer 15% or more of the outstanding Common Stock. The Rights Plan may discourage certain types of transactions involving an actual or potential change in control of the Company which could be beneficial to the Company or its stockholders. See "Description of Capital Stock--Stockholders' Rights Plan."

    In addition, the Restated Certificate provides for a Board of Directors of not less than three members, divided into three classes of approximately equal size, with each class to be elected for a three-year term at the annual meeting of stockholders at which such class of directors' term expires. The exact number of directors is fixed by the Board of Directors. Currently, there are eight seats on the Board of Directors, one of which is vacant. Accordingly, only those directors in one class may be changed in any one year, and it would require two years to change a majority of the Board of Directors. Such system of electing directors may have the effect of maintaining the continuity of management and, thus, make it more difficult for the stockholders of the Company to change the majority of directors. A director of the Company may be removed only with cause, and only with the vote of the holders of at least 60% of the outstanding stock entitled to vote thereon. Any amendment or repeal of any or all of the provisions of the Restated Certificate which relate to the classified Board of Directors or the removal of directors would require the affirmative vote of at least 80% of the outstanding stock entitled to vote thereon and a majority of the Board of Directors.

    The Restated Certificate and By-laws require approval of a majority of the Board of Directors in order for a special meeting of stockholders to be called, prohibit the stockholders from taking action by written consent and require advance notice by stockholders of an intention to nominate persons for election to the Board of Directors. In addition, the Restated Certificate authorizes the Board of Directors to issue Preferred Stock without stockholder approval and upon such terms as the Board of Directors may determine. The rights of the holders of Common Stock will be subject to, and could be adversely affected by, the rights of the holders of any Preferred Stock issued in the future, including the Series A Preferred Stock. The provisions of the Restated Certificate and the By-laws described above could have the effect of depriving the owners of shares in the Company of opportunities to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Company in a tender offer or similar transaction. The overall effect of these provisions is to render more difficult the accomplishment of a merger or the assumption of control by a principal stockholder. See "Description of Capital Stock--Delaware Law, Charter and By-law Provisions."

POTENTIAL ADVERSE MARKET IMPACT OF SHARES ELIGIBLE FOR FUTURE SALE

    Sales of a substantial number of shares of the Common Stock in the public market after the Offering could adversely affect the market price of the Common Stock. Upon completion of the Offering, the Company will have outstanding
10,149,997 shares of Common Stock. Of those shares, approximately       million,
including the 2,500,000 million shares offered hereby, but excluding shares subject to contractual restrictions discussed below or held by affiliates of the Company, will be immediately eligible for resale in the public market without restriction. The holders of approximately 2.2 million shares also have registration rights which have been waived in connection with the Offering. Pursuant to agreements with the Underwriters, the holders of approximately million of the shares of the Common Stock which will be outstanding after the Offering (and holders of approximately million shares of Common Stock issuable upon exercise of outstanding options) have agreed not to sell any shares of Common Stock for a period of at least 90 days after the date of the Prospectus without the prior written consent of Bear, Stearns & Co. Inc., acting alone, or the representatives of the Underwriters, acting jointly. See "Underwriting."

ABSENCE OF CASH DIVIDENDS; DILUTION

    No cash dividends have been paid on the Common Stock to date, and Synaptic does not anticipate paying cash dividends in the foreseeable future. See "Dividend Policy." The Offering price is substantially higher than the net tangible book value per share of Common Stock prior to the Offering. Investors purchasing shares of Common Stock in the Offering will, therefore, incur immediate and substantial dilution. Additional dilution is likely to occur upon the exercise of options and warrants granted by the Company. See "Dilution."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    Certain statements contained or incorporated by reference in this Prospectus, including without limitation, statements containing the words "believes," "anticipates," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forward-looking statements involve unknown and known risks, uncertainties and other factors which may cause the actual results, performance or achievements of Synaptic, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: early stage of product development; technological uncertainty; dependence on collaborative partners for development, regulatory approvals, manufacturing, marketing and other resources; history of operating losses and accumulated deficit; future capital needs; uncertainty of additional funding; uncertainty of patent protection; dependence on proprietary technology; substantial competition; risk of technological obsolescence; uncertainties related to clinical trials; stringent government regulation; no assurance of regulatory agency approval; dependence on third party reimbursement for future drugs and health care reform; lack of manufacturing experience; reliance on contract manufacturers; lack of sales and marketing capability; product liability and insurance risks; dependence on key personnel; use of hazardous material--potential liability and stringent government regulation; volatility of stock price; effect of stockholders' rights plan and certain anti-takeover provisions; potential adverse market impact on shares eligible for future sale; absence of cash dividends; dilution; and other factors referenced in this Prospectus. Certain of these factors are discussed in more detail elsewhere in this Prospectus, including without limitation, under the captions "Prospectus Summary," "Risk Factors," "Dilution," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. Synaptic disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the 2,500,000 shares of Common Stock offered hereby are estimated to be $34,456,250 ($39,699,688 if the Underwriters' over-allotment option is exercised in full), assuming an Offering price of $14.875 (the last trade price of the Common Stock on Nasdaq on October 7, 1997), after deducting estimated underwriting discounts and commissions and other estimated Offering expenses of the Company.

    The Company expects to use the net proceeds, including the interest thereon, for general corporate purposes, including: (i) the funding of future research and development programs, which may include preclinical and clinical development activities conducted in connection with drug candidates identified in internal programs or collaborative programs, if any, in which the Company retains certain ownership and/ or marketing rights; (ii) the expansion of the Company's technology; (iii) the acquisition and in-licensing of technologies that are complementary to the Company's technology; (iv) capital expenditures associated with the foregoing; and (v) working capital.

    The amounts actually expended for each purpose may vary significantly depending upon numerous factors, including: the pace of scientific progress in the Company's research and development programs; the magnitude of programs resulting from the research; the Company's success in establishing collaborative arrangements in which it retains ownership or marketing rights with respect to products resulting from such arrangements; the Company's ability to establish additional royalty-based collaborative arrangements, the scope and results of pre-clinical tests and clinical trials conducted by the Company or its collaborative partners; the time and costs involved in obtaining regulatory approvals for potential products; the Company's or its collaborative partners' ability to obtain such approvals; the costs associated with preparing, filing, prosecuting, maintaining and enforcing patent claims; and competing technological and market developments. In addition, expenditures will also depend upon the availability of additional financing and other factors. The Company believes that its cash on hand and marketable securities and funds it will receive from its collaborative partners and from SBIR grants, together with the net proceeds of the Offering and interest income, will be adequate to satisfy its anticipated capital requirements through the year 2000.

    Pending application of the net proceeds of the Offering as described above, the Company plans to invest such proceeds principally in United States government and investment-grade corporate debt securities.

                          PRICE RANGE OF COMMON STOCK

    The Common Stock has traded on Nasdaq under the symbol "SNAP" since the Company's initial public offering on December 13, 1995. The following table sets forth the high and low last trade prices for the Common Stock on Nasdaq for the periods indicated.

                                                                                                       PRICE RANGE
                                                                                                   --------------------
                                                                                                     HIGH        LOW
                                                                                                   ---------  ---------
YEAR ENDED DECEMBER 31, 1995:
  4th Quarter (December 13 through December 31)..................................................  $  13 1/2  $  12 1/2
YEAR ENDED DECEMBER 31, 1996:
  1st Quarter....................................................................................  $      20  $  12 1/2
  2nd Quarter....................................................................................     17 3/4     12 1/4
  3rd Quarter....................................................................................         14      9 1/2
  4th Quarter....................................................................................         13     10 1/2
YEAR ENDING DECEMBER 31, 1997
  1st Quarter....................................................................................  $  15 1/2  $  12 1/4
  2nd Quarter....................................................................................         14     10 3/8
  3rd Quarter....................................................................................     15 5/8     12 3/8
  4th Quarter (through October 7)................................................................     15 1/2     13 3/4

------------------------

    On October 7, 1997, the last trade price of the Common Stock on Nasdaq was $14.875 per share. As of September 30, 1997, there were approximately 1,070 holders of record of the Common Stock.

                                DIVIDEND POLICY

    The Company has never declared any cash dividends on its capital stock and does not intend to pay any cash dividends in the foreseeable future. The Company currently intends to retain its earnings, if any, to finance future growth. See "Risk Factors--Absence of Cash Dividends; Dilution."

                                    DILUTION

    The net tangible book value of the Common Stock at June 30, 1997, was $35.6 million or $4.65 per share. Net tangible book value per share represents the amount of total tangible assets of the Company less total liabilities, divided by 7,646,579, the number of shares of Common Stock outstanding as of June 30, 1997. After giving effect to the sale of the 2,500,000 shares of Common Stock offered hereby at an assumed Offering price of $14.875 per share (the last trade price of the Common Stock on Nasdaq on October 7, 1997) and after deducting estimated underwriting discounts and commissions and other estimated Offering expenses, the adjusted net tangible book value per share at June 30, 1997, would have been $6.90. This represents an immediate increase in net tangible book value per share of $2.25 to existing stockholders and an immediate dilution per share of $7.98 to new investors purchasing shares in the Offering. The following table illustrates the per share dilution described above:

Assumed Offering price per share.............................             $   14.88
  Net tangible book value per share at June 30, 1997.........  $    4.65
  Increase per share attributable to the Offering............       2.25
                                                               ---------
Adjusted net tangible book value per share after the
  Offering...................................................                  6.90
                                                                          ---------
Dilution per share to new investors..........................             $    7.98
                                                                          ---------
                                                                          ---------

    The foregoing table excludes (a) 717,364 shares of Common Stock issuable at June 30, 1997, upon the exercise of options outstanding as of such date under the Company's stock option plans at a weighted average exercise price per share of $8.98 and (b) 144,344 shares of Common Stock reserved for issuance upon the exercise of the warrants outstanding as of such date at a price per share of $9.50. To the extent that certain of these options and warrants are exercised, there could be further dilution to new investors. See "Capitalization" and "Description of Capital Stock--Warrants."

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company, on an unaudited basis, at June 30, 1997, (i) on an actual basis, and (ii) as adjusted to reflect the sale of the 2,500,000 shares of Common Stock offered hereby at an assumed Offering price of $14.875 per share (the last trade price of the Common Stock on Nasdaq on October 7, 1997) and the receipt of the estimated net proceeds of such sale. See "Use of Proceeds." This table should be read in conjunction with the Company's financial statements, including the notes thereto, included elsewhere herein.

                                                                                                JUNE 30, 1997
                                                                                            ----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                            ---------  -----------

                                                                                                (in thousands)
Cash, cash equivalents and marketable securities(1).......................................  $  31,098   $  65,554
                                                                                            ---------  -----------
                                                                                            ---------  -----------
Current portion of capital lease obligation...............................................  $      45   $      45
                                                                                            ---------  -----------
                                                                                            ---------  -----------
Stockholders' equity:
    Preferred Stock, $0.01 par value; 1,000,000 shares authorized; no shares issued or
      outstanding actual and as adjusted..................................................     --          --
    Common Stock, $0.01 par value; 25,000,000 shares authorized and 7,646,579 shares issued and outstanding; and 10,146,579 shares issued and outstanding as
      adjusted(2).........................................................................  $      76   $     101
    Additional paid-in capital............................................................     63,247      97,678
    Net unrealized gains (losses) on securities...........................................          5           5
    Deferred compensation.................................................................       (224)       (224)
    Accumulated deficit...................................................................    (26,064)    (26,064)
                                                                                            ---------  -----------
      Total stockholders' equity..........................................................     37,040      71,496
                                                                                            ---------  -----------
        Total capitalization..............................................................  $  37,040   $  71,496
                                                                                            ---------  -----------
                                                                                            ---------  -----------

------------------------

(1) Does not include $712,000 in restricted cash.

(2) As of June 30, 1997. Excludes (a) 717,364 shares of Common Stock issuable upon the exercise of stock options outstanding under the Company's stock option plans (at a weighted average exercise price per share of $8.98), (b) 900,638 shares of Common Stock available for future grants under such plans and (c) 144,344 shares of Common Stock issuable upon the exercise of outstanding warrants at a price per share of $9.50.

                            SELECTED FINANCIAL DATA

    The selected financial data set forth below with respect to the Company's statements of operations for each of the years in the three-year period ended December 31, 1996, and with respect to the balance sheets at December 31, 1995 and 1996, are derived from the audited financial statements of the Company that have been audited by Ernst & Young LLP, independent auditors, which are included elsewhere in this Prospectus. The statements of operations data for the years ended December 31, 1992 and 1993, and the balance sheet data at December 31, 1992, 1993 and 1994 are derived from audited financial statements of the Company not included in this Prospectus. The selected financial data as of June 30, 1997, and for the six-month periods ended June 30, 1996 and 1997, are derived from unaudited financial statements and include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the financial position and the results of operations for these periods. Results of operations for the six months ended June 30, 1997, are not necessarily indicative of results of operations to be expected for the fiscal year ending December 31, 1997, or any other interim period for the full year. The data presented below should be read in conjunction with the Company's financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other information included elsewhere in this Prospectus.

                                                                                                                    UNAUDITED
                                                                                                                       SIX
                                                                                                                     MONTHS
                                                                                                                      ENDED
                                                                           YEARS ENDED DECEMBER 31,                 JUNE 30,
                                                             -----------------------------------------------------  ---------
                                                               1992       1993       1994       1995       1996       1996
                                                             ---------  ---------  ---------  ---------  ---------  ---------
                                                                        (in thousands, except net loss per share)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Contract revenue.........................................  $   2,537  $   2,789  $   4,763  $   7,670  $   6,943  $   3,422
  License Revenue..........................................        300      5,713         --         --      2,000         --
  Grant revenue............................................        769        292        280        307        538        140
                                                             ---------  ---------  ---------  ---------  ---------  ---------
    Total revenues.........................................      3,606      8,794      5,043      7,977      9,481      3,562
Expenses:
  Research and development.................................      6,760      9,128      9,309      9,863     11,337      5,484
  General and administrative...............................      1,781      1,625      1,912      2,215      2,982      1,364
                                                             ---------  ---------  ---------  ---------  ---------  ---------
    Total operating expenses...............................      8,541     10,753     11,221     12,078     14,319      6,848
                                                             ---------  ---------  ---------  ---------  ---------  ---------
Loss from operations.......................................     (4,935)    (1,959)    (6,178)    (4,101)    (4,838)    (3,286)
Other income, net(1).......................................        362        409        651        734      2,205      1,127
                                                             ---------  ---------  ---------  ---------  ---------  ---------
Net loss...................................................  $  (4,573) $  (1,550) $  (5,527) $  (3,367) $  (2,633) $  (2,159)
                                                             ---------  ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------  ---------
Net loss per share(2)......................................                                   $   (4.76) $   (0.35) $   (0.29)
                                                                                              ---------  ---------  ---------
                                                                                              ---------  ---------  ---------
Shares used in computing net loss per share................                                         707      7,578      7,535


                                                               1997
                                                             ---------

STATEMENT OF OPERATIONS DATA:
Revenues:
  Contract revenue.........................................  $   5,310
  License Revenue..........................................         --
  Grant revenue............................................        242
                                                             ---------
    Total revenues.........................................      5,552
Expenses:
  Research and development.................................      6,691
  General and administrative...............................      1,922
                                                             ---------
    Total operating expenses...............................      8,613
                                                             ---------
Loss from operations.......................................     (3,061)
Other income, net(1).......................................        966
                                                             ---------
Net loss...................................................  $  (2,095)
                                                             ---------
                                                             ---------
Net loss per share(2)......................................  $   (0.27)
                                                             ---------
                                                             ---------
Shares used in computing net loss per share................      7,640

                                                                                                                      UNAUDITED
                                                                                                                        AS OF
                                                                               AS OF DECEMBER 31,                     JUNE 30,
                                                              -----------------------------------------------------  -----------
                                                                1992       1993       1994       1995       1996        1997
                                                              ---------  ---------  ---------  ---------  ---------  -----------
                                                                                        (in thousands)
BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities(3).........  $   2,013  $  12,285  $  13,592  $  36,018  $  34,684   $  31,098
Working capital.............................................      1,178      8,562      9,590     34,727     26,055      28,106
Total assets................................................      5,988     19,754     20,024     40,913     40,355      37,976
Long-term capital lease obligations.........................        496        383        259        106         --          --
Convertible redeemable preferred stock......................     14,870     28,906     36,199         --         --          --
Accumulated deficit.........................................    (10,892)   (12,442)   (17,969)   (21,336)   (23,970)    (26,064)
Stockholders' (deficiency) equity...........................    (10,571)   (11,929)   (17,592)    38,669     39,040      37,040

------------------------

(1) Other income includes interest income, interest expense and gains and losses from the sale of marketable securities.

(2) Net loss per share is computed as described in Note 1 of Notes to Financial Statements.

(3) Does not include restricted securities or restricted cash. At December 31, 1996, restricted securities amounted to $712,000 and at June 30, 1997, restricted cash amounted to $712,000.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    Synaptic Pharmaceutical Corporation is a biotechnology company engaged in the development of a broad platform of enabling technology which it calls "human receptor-targeted drug design technology." It is utilizing this technology both to discover and clone the genes that code for human receptor subtypes associated with specific disorders and to design compounds that can potentially be developed as drugs for treating these disorders. The Company is engaged in collaborations with four pharmaceutical companies: Lilly, Merck, Novartis and Warner-Lambert. Since inception, the Company has financed its operations primarily through the sale of stock and through funds provided by three of its collaborative partners, Lilly, Merck and Novartis, under the Collaborative Agreements. The Company entered into its collaboration with Warner-Lambert in July 1997. The Company has also licensed certain technology to The DuPont Merck Pharmaceutical Company ("DuPont Merck").

    Under its collaborative and licensing agreements, the Company may receive one or two types of revenue from its collaborative partners: contract revenue and license revenue. Contract revenue includes research funding to support a specified number of the Company's scientists and payments upon the achievement of specified research and development milestones. Research funding revenue is recognized ratably over the period of the agreement to which it relates and is based upon predetermined funding requirements. Research milestone payment revenue is recognized when the related research milestone is achieved. License revenue represents non-refundable payments for licenses to the Company's technology and drug discovery systems. Non-refundable payments for licenses are recognized at such time as they are received or, if earlier, become guaranteed. In addition to contract revenue and license revenue, if a drug is developed as a result of any of the collaborative agreements between the Company and its collaborative partners, the Company is entitled to receive royalty payments based upon the sale of such drugs. The Company also receives revenues from SBIR grants.

    To date, the Company's expenditures have been for research and development related expenses, general and administrative related expenses, fixed asset purchases and various patent related expenditures incurred in protecting the Company's technologies. The Company has been historically unprofitable and had an accumulated deficit of approximately $26.1 million at June 30, 1997. The Company expects to continue to incur operating losses for a significant number of years and may not become profitable, if at all, until it begins to receive royalty revenue. To date, the Company has not received any royalty revenue and does not expect to receive such revenue for a significant number of years, if at all.

RESULTS OF OPERATIONS

    COMPARISON OF THE SIX MONTHS ENDED JUNE 30, 1997 AND 1996

    REVENUES. The Company recognized revenue of $5.6 million and $3.6 million for the six months ended June 30, 1997 and 1996, respectively. The increase of $2.0 million was attributable primarily to an increase in contract revenue of $1.9 million; and an increase in grant revenue of $102,000. The increase in contract revenue was primarily due to the expansion of the Company's collaborative arrangement with Lilly; an increase in rates charged per full-time equivalent scientist under all of the collaborative arrangements from which the Company is receiving funding; and the receipt in the second quarter of a milestone payment from one of the Company's collaborative partners.

    RESEARCH AND DEVELOPMENT EXPENSES. The Company incurred research and development expenses of $6.7 million, and $5.5 million for the six months ended June 30, 1997 and 1996, respectively. The increase of $1.2 million, or 22%, in research and development expenses was attributable primarily to an increase of $566,000 in compensation expense resulting from a net average headcount increase of 21 research personnel and an associated increase in fringe benefit expenses as well as annual salary increases for the scientific staff; an increase of $399,000 in research supply costs; and an increase of $155,000 in facility related costs.

    GENERAL AND ADMINISTRATIVE EXPENSES. The Company incurred general and administrative expenses of $1.9 million and $1.4 million for the six months ended June 30, 1997 and 1996, respectively. The increase of $558,000, or 41%, was attributable primarily to $478,000 in patent and patent related expenses for the six months ended June 30, 1997, resulting from expensing of all patent and patent application costs as incurred, effective October 1, 1996.

    OTHER INCOME, NET. The Company recorded other income, net of interest expense, of $966,000 and $1.1 million for the six months ended June 30, 1997 and 1996, respectively. The decrease of $161,000 was primarily attributable to the recognition in May of 1996 of a gain on sale of securities of $212,000.

    NET LOSS AND NET LOSS PER SHARE. The net loss incurred by the Company was $2.1 million ($0.27 per share), and $2.2 million ($0.29 per share) for the six months ended June 30, 1997 and 1996, respectively.

    The Company does not believe that inflation has had a material impact on its results of operations for either the three month period or the six month period which ended June 30, 1997.

    COMPARISON OF FISCAL YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

    REVENUES. The Company recognized revenue of $9.5 million, $8.0 million and $5.0 million for the fiscal years of 1996, 1995 and 1994, respectively. The increase of $1.5 million from 1995 to 1996 was attributable primarily to the recognition of $2.0 million of license revenue from one of the Company's collaborative partners in 1996 and an increase of approximately $231,000 of grant revenue over the comparable period in 1995, both of which were partially offset by a decrease in contract revenue of approximately $728,000. This decrease in contract revenue was attributable to the receipt in 1995 of a one-time $1.0 million payment from one of the Company's collaborative partners for the achievement of a specific scientific milestone that was partially offset by increases in 1996 in the rates charged to the Company's collaborative partners per full time equivalent scientist.

    The increase of $2.9 million from 1994 to 1995 was attributable primarily to an increase in contract revenue of $2.9 million. The increase in contract revenue was primarily due to the recognition of five months of research funding from Novartis in 1994 as compared to twelve months of such funding in 1995 as well as the receipt of a $1.0 million payment from one of the Company's collaborators for the achievement of a specific scientific milestone. Grant revenue increased from $280,000 in 1994 to $307,000 in 1995.

    RESEARCH AND DEVELOPMENT EXPENSES. The Company incurred research and development expenses of $11.3 million, $9.9 million and $9.3 million for the fiscal years of 1996, 1995 and 1994, respectively. The increase of $1.5 million in research and development expenses from 1995 to 1996 was attributable primarily to an increase of approximately $656,000 in compensation expense resulting from an increase in average headcount year-to-year, annual salary and bonus increases and an associated increase in fringe benefit expense, as well as an increase in amortization of deferred compensation; an increase of approximately $482,000 in research supply costs; an increase of approximately $112,000 in research equipment costs related to research funded by government grants; approximately $92,000 in increased depreciation expense; and an increase of approximately $53,000 in software license fees.

    The increase of $555,000 in research and development expenses from 1994 to 1995 was attributable primarily to an increase of approximately $340,000 resulting from an increase in average headcount year-to-year as well as annual salary and bonus increases and an associated increase in fringe benefit expense; an increase of approximately $290,000 in research supply cost; and an increase of approximately $112,000 related to depreciation of fixed assets as well as amortization of patents, all of which were partially offset by a decrease of approximately $186,000 due to the assumption by one of the Company's collaborative partners in 1995 of certain preclinical testing activities.

    GENERAL AND ADMINISTRATIVE EXPENSES. The Company incurred general and administrative expenses of $3.0 million, $2.2 million and $1.9 million for the fiscal years of 1996, 1995 and 1994, respectively. The increase of $768,000 in general and administrative expenses from 1995 to 1996 was attributable primarily to an increase of approximately $292,000 in expenses associated with being a public company; an increase of approximately $193,000 in compensation expense resulting from an increase in average headcount and annual salary and bonus increases and an associated increase in fringe benefit expense; an increase of approximately $171,000 in patent and patent related costs; and an increase of approximately $64,000 in certain supply and computer related expenses.

    The increase of $303,000 in general and administrative expenses from 1994 to 1995 was attributable primarily to: an increase of approximately $161,000 in rent expense resulting from the full year cost of an additional 12,800 square feet of space which was leased in August 1994; and an increase of approximately $139,000 in compensation expense resulting from an average headcount increase as well as annual salary and bonus increases and an associated increase in fringe benefit expense.

    OTHER INCOME, NET. The Company received other income, net of interest expense, of $2.2 million, $734,000 and $651,000 for the fiscal years of 1996, 1995 and 1994, respectively. The increases of $1.5 million from 1995 to 1996 and of $83,000 from 1994 to 1995 in other income, net of interest expense, were primarily attributable to an increase in interest income as a result of an increase in the average cash, cash equivalent and marketable security balances maintained during the three years.

    NET LOSS. The net loss incurred by the Company was $2.6 million, $3.4 million and $5.5 million for the fiscal years of 1996, 1995 and 1994, respectively. The decrease of $734,000 in net loss from 1995 to 1996 was attributable primarily to the increase in revenue and other income, offset by higher research and development and general and administrative expenses.

    The decrease of $2.2 million in net loss from 1994 to 1995 was attributable primarily to the increase in revenue and other income, offset by higher research and development and general and administrative expenses.

    NET LOSS PER SHARE AND SUPPLEMENTARY NET LOSS PER SHARE. The net loss per share incurred by the Company was $0.35 and $4.76 for the fiscal years of 1996 and 1995, respectively. The supplementary net loss per share was $0.62 for 1995. The 1995 supplementary net loss per share of $0.62 is computed using the weighted average number of shares of common stock and convertible redeemable preferred stock amounting to 5,430,127. Common equivalent shares from stock options and warrants are excluded from the computation as their effect is anti-dilutive, except that, pursuant to the Securities and Exchange Commission Staff Accounting Bulletins, common and common equivalent shares issued at prices below the offering price during the twelve-month period prior to the initial public offering have been included in the calculation as if they were outstanding for all periods presented prior to the initial public offering (using the treasury stock method and the initial public offering price). Additionally, the effect of common shares issuable upon conversion of convertible redeemable preferred stock is included in supplementary net loss per share as outstanding for all of 1995. The decrease of $0.27 per share ($0.35 vs. $0.62) was primarily attributable to the decrease in net loss from 1995 to 1996, as well as an increase in the number of shares used to calculate per share loss from 1995 to 1996.

    OPERATING TRENDS. It is expected that research funding from existing collaborations will increase from approximately $6.9 million in 1996 to $9.9 million in 1997 and then decrease to $6.7 million in 1998. It is also expected that operating expenses will increase in order to further support existing collaborations and internal research efforts. Operating expenses are expected to continue to grow, at a minimum, consistent with historical trends. Patent related expenditures are expected to grow at a rate that is faster than the historical operating expense growth rate.

    Other income, net is expected to decline in 1997 and 1998 as existing funds are utilized to support the Company's operations.

    Property and equipment costs are expected to continue to increase as the Company's currently underutilized space is converted into laboratory space.

    The Company does not believe that inflation has had a material impact on its results of operations.

LIQUIDITY AND CAPITAL RESOURCES

    At June 30, 1997 and December 31, 1996, cash, cash equivalents and marketable securities were in the aggregate $31.1 million and $34.7 million, respectively. The decrease of $3.6 million was attributable primarily to the net loss for the six months ended June 30, 1997, of $2.1 million and the purchase of capital equipment and leasehold improvements of $1.7 million. In addition to the cash, cash equivalents and marketable securities described above, the Company had $712,000 in restricted cash recorded in its balance sheet at June 30, 1997. This restricted cash is held in one of the Company's investment accounts and secures lease payments to the Company's landlord for one full year and secures the outstanding balance due on an equipment lease.

    Through June 30, 1997, the Company had met its cash requirements through the sale of its stock, through licensing fees, research funding and milestone payments received under the collaborative agreements with Lilly, Merck and Novartis, through SBIR grants and through interest earned on its investments. As of June 30, 1997, the Company had received: approximately $62.0 million from the sale of its stock; approximately $42.6 million in licensing fees, research funding and milestone payments under its collaborative arrangements; approximately $2.9 million in SBIR grants; and approximately $5.4 million in other income, net. To date, the portion of these funds that has been expended by the Company has been used principally to fund research and development, to purchase fixed assets used primarily in its research activities, to create its patent estate and to pay general and administrative support costs.

    At June 30, 1997, the Company was involved in collaborative arrangements with Lilly, Merck and Novartis and had licensed certain technology to DuPont Merck. Lilly, Merck and Novartis are providing research funding to the Company during 1997 and Lilly and Novartis are expected to provide research funding to the Company during 1998. The aggregate amount of research funding under these arrangements which the Company expects to receive during the remainder of 1997 and during 1998 is approximately $4.6 million and $6.7 million, respectively. Warner-Lambert does not currently provide research funding to the Company and the Company does not expect that such funding will be provided, if at all, until 1999. The Company's licensing arrangement with DuPont Merck does not provide for any research funding. Research funding under the Lilly Agreement is scheduled to expire on December 31, 1998. Research funding under the Merck Agreement is scheduled to expire on November 30, 1997. Research funding under the Novartis Agreements is scheduled to expire on August 3, 1998. DuPont Merck's license is scheduled to expire on February 5, 1998.

    At June 30, 1997, the Company had invested an aggregate of $7.2 million in property and equipment. The Company leases laboratory and office facilities under an agreement expiring on December 31, 1999. The minimum annual payment under the lease is $691,000.

    During the first six months of 1997, the Company spent approximately $1.7 million on capital improvements. Of this amount, approximately $1.4 million related to the expansion of laboratory space and improvements to the Company's assay screening systems and was committed in the fourth quarter of 1996. The remaining $260,000 in property and equipment purchases that occurred during the first six months of 1997 related to ongoing capital expenditures. At June 30, 1997, the Company had committed approximately $250,000 for capital costs relating to improvements in its assay screening and data base management systems.

    At June 30, 1997, the Company had available funds of $31.1 million. The Company expects to continue to incur operating losses for a significant number of years. In addition, the Company continues to convert currently underutilized space into laboratory facilities beyond the level which existed at June 30, 1997. The Company believes that its cash on hand and marketable securities and the funds it will receive from its collaborative partners and under SBIR grants, together with the net proceeds of this Offering and interest income, will be sufficient to fund an increased operating expense level through the year 2000.

    As of December 31, 1996, the Company had net operating loss carryforwards of approximately $21.0 million for Federal income tax purposes that will expire principally in the years 2002 through 2011. In addition, the Company had research and development credit carryforwards which will expire principally in 2002 through 2009. For financial reporting purposes, a valuation allowance has been recognized to offset the deferred tax assets related to these carryforwards. Due to limitations imposed by the Tax Reform Act of 1986, and as a result of a significant change in the Company's ownership in 1993, the utilization of approximately $6.0 million of net operating loss carryforwards is subject to annual limitation. The utilization of the research and development credits is similarly limited. A further limitation of the net operating losses and research and development credits may occur if there is a further change in ownership in connection with the Offering or otherwise.

                                    BUSINESS

OVERVIEW

    Synaptic is a leader in the development of a broad platform of enabling technology which it calls "human receptor-targeted drug design technology." The Company is utilizing this technology to discover and clone the genes that code for human receptor subtypes associated with specific disorders and is working both independently and together with its collaborative partners to design compounds that can potentially be developed as drugs for treating these disorders. In addition to conducting several internal programs, the Company is currently collaborating with Lilly, Merck, Novartis and Warner-Lambert on more than twelve separate drug discovery programs covering ten therapeutic areas. To date, these programs have yielded one Phase II clinical and six preclinical drug development candidates.

    Synaptic's human receptor-targeted drug design technology is the result of an integrated approach to four life science fields: molecular biology; cell biology; pharmacology; and chemistry, including medicinal, combinatorial and computer-assisted chemistry. This technology allows chemists to focus their drug discovery efforts on a specific human receptor subtype target. The Company believes that its technology provides three distinct advantages over the traditional approach to drug discovery in which compounds are screened against animal tissues containing many different receptor subtypes. FIRST, by having an isolated receptor subtype as a target, chemists are better able to design compounds that interact with only the target of interest and not with other receptors that may be responsible for side effects. SECOND, the Company believes that using human receptor subtypes as drug design targets will substantially reduce the number of problems that often arise during the drug development process as a result of differences in a compound's activity in humans compared to its activity in animal tissues. THIRD, Synaptic believes that its technology may be more cost-effective than traditional drug discovery because the Company and its collaborative partners can eliminate or redesign compounds that react poorly with human receptor targets prior to initiating the costly activities related to preclinical testing and clinical trials.

    Synaptic focuses its receptor and drug discovery efforts on members of a receptor superfamily known as "G protein-coupled receptors." The Company selected this receptor family for two principal reasons. FIRST, many G protein-coupled receptors have been shown to be effective drug targets, as evidenced by the commercial availability of drugs for a wide variety of therapeutic applications that work by means of their interactions with G protein-coupled receptors. Of the one hundred drugs with the highest 1996 worldwide sales, twenty-five act through G protein-coupled receptors. SECOND, the G protein-coupled receptor superfamily is extremely large and diverse and, based on several estimates, exceeds 1,000 receptors, with its members being involved in the mediation of a broad array of physiological functions. Accordingly, the Company believes that there are substantial opportunities for novel drug targets and believes that it has assembled one of the largest collections of cloned genes that code for members of the G protein-coupled receptor superfamily.

    The Company and Lilly have been collaborating since 1991 to develop drugs that act through serotonin receptors for a variety of therapeutic applications. One of their drug discovery programs, focused on the development of a novel drug for the treatment of migraine, is in Phase II clinical trials. Four other programs that are the subject of the collaboration, which are focused on the development of a prophylactic treatment for migraine and drugs for the treatment of smoking cessation, depression and obesity, are in the early preclinical stage of development. The Company and Merck have been collaborating since 1993 on a program focused on the development of a treatment for BPH. This program is in the late preclinical stage of development. The Company and Novartis have been collaborating since 1994 on a program focused on the development of a drug for the treatment of obesity. This program is in the early preclinical stage of development. In July 1997, the Company entered into a collaborative arrangement with Warner-Lambert focused on multiple therapeutic applications, including obesity, diabetes, Alzheimer's Disease, depression and pain.

    Three of the Company's collaborative partners, Lilly, Merck and Novartis, provide the Company with financial support for research. As part of its collaboration with the Company, Warner-Lambert is required upon the occurrence of certain events to provide the Company with financial support for research and, at the Company's option, to purchase equity in the Company. All four of these collaborative partners are required to make payments to the Company upon the achievement of certain milestones and to pay royalties to the Company based upon net sales of any drugs resulting from their collaborations with the Company. Through June 30, 1997, Synaptic had received an aggregate of $42.6 million in license fees, research funding and milestone payments and $14.5 million in equity investments from three of its collaborative partners. The Company is entitled to receive additional payments from such partners in the future. In addition to providing research funding to the Company, the Company's collaborative partners dedicate substantial resources to the internal conduct of their programs with the Company.

BUSINESS STRATEGY

    Synaptic's business strategy is to develop, together with its collaborative partners, a broad array of drugs based upon the Company's human receptor-targeted drug design technology. This strategy consists of four principal objectives, the first of which is to aggressively discover and clone G protein-coupled receptor genes. The Company believes that it has assembled one of the largest collections of cloned genes that code for members of the G protein-coupled receptor superfamily and is aggressively seeking to expand this collection. To date, Synaptic has received United States patents relating to eleven of these receptor genes and related drug discovery systems. In addition, claims under another United States patent application relating to one of these receptor genes have been allowed and many other United States patent applications relating to the Company's receptor gene discoveries are pending. Several corresponding patent applications have also been filed in other countries. See "Risk Factors--Uncertainty of Patent Protection; Dependence on Proprietary Technology" and "--Patents, Proprietary Technology and Trade Secrets."

    The Company's second objective is to efficiently discover and design potential drugs through the use of its human receptor-targeted drug design technology. The Company and its collaborative partners are using this technology to design, synthesize and optimize compounds for further development. The Company's two approaches to designing and synthesizing compounds include traditional medicinal chemistry and the newer technology of combinatorial chemistry, each of which is supported by the Company's expertise in computer-assisted molecular modeling. With both approaches, the Company's chemists and pharmacologists use their knowledge of the structures of targeted receptor subtypes to design and synthesize initial chemical structures that are then optimized. Synaptic's chemists are currently involved in five drug discovery programs, two of which are being conducted in collaboration with the Company's partners. The Company's partners may select compounds for testing in the Company's drug discovery systems from the Company's existing libraries of compounds, their own existing libraries of compounds or newly discovered or designed compounds.

    The Company's third objective is to leverage resources and generate royalty-based revenues through collaborations and licensing arrangements with pharmaceutical companies. Towards this objective, the Company focuses most of its scientific resources on the discovery and design phases of the drug development process and has historically entered into royalty-based collaborations and licensing arrangements in which its pharmaceutical partners and licensees participate in the early phases of the drug development process and assume principal responsibility for preclinical testing, clinical trials and commercialization. By pursuing this objective, Synaptic gains access to the expertise and resources of its partners, while simultaneously maintaining relatively low capital requirements. The Company's collaborative partners are generally required to provide the Company with financial support for research, milestone payments and royalties tied to net sales of any drugs resulting from the collaborations.

    The Company's fourth objective is to retain ownership rights to certain products developed through the use of its technology. The Company will seek to achieve this objective in a variety of manners, including the exploration of collaborations with pharmaceutical companies in which the Company would increase its participation in and funding of drug development activities conducted as part of such collaborations. Through such arrangements, the Company believes that it may be able to gain access to additional chemistry and IN VIVO pharmacology, preclinical and clinical expertise, as well as to retain a greater portion of the downstream financial benefits associated with the commercialization of any products resulting from such arrangements.

BACKGROUND

    THE ROLE OF RECEPTORS IN CONTROLLING CELLULAR FUNCTION

    The human body coordinates its activities through communication among its great variety of cells and tissues. One of the principal means of communication occurs through chemical signaling, when one cell releases a chemical messenger, called a "ligand," which ultimately binds to and activates a protein molecule, called a "receptor," on the surface of another cell. The activation of the receptor on the surface of the receiving cell triggers a cascade of events in which the message received by the receptor is, in turn, transmitted to the interior of the cell, thereby causing some aspect of the behavior of the receiving cell to change. The nature of this change depends upon a number of factors, including the specific ligand and receptor involved in the communication.

    There exist in the human body many different kinds of receptors involved in cellular communication. Receptors are first classified into categories, called "superfamilies," based upon similarities in their biochemical and structural properties. There are four principal superfamilies of receptors: the G protein-coupled receptor superfamily, the receptor protein-tyrosine kinase superfamily, the ligand-gated ion channel superfamily and the intracellular receptor superfamily. The receptors included within each superfamily are then subcategorized into groups, called "families," based upon the specific ligands with which they interact. Examples of receptor families within the G protein-coupled receptor superfamily are the serotonin, adrenergic, neuropeptide Y ("NPY") and galanin families of receptors. Each member of each family is called a "receptor subtype."

    Historically, it was believed that each family of receptors had only one or two members. In recent years, however, scientists have discovered that many families of receptors have more than two receptor subtypes. The number of receptor subtypes within each family of receptors varies, with some families, such as the serotonin family, comprising at least 14 known receptor subtypes, and other families, such as the alpha adrenergic family, comprising at least six known receptor subtypes.

    In general, each receptor subtype is distributed differently throughout the body and often controls physiological functions that are different from those controlled by other receptor subtypes within the same family. By interacting with all of its receptor subtypes that are located throughout the body, a single ligand thus plays a role in numerous physiological functions. For example, the ligand for adrenergic receptor subtypes, noradrenaline (also known as norepinephrine), interacts with at least nine different receptor subtypes (six alpha and three beta receptor subtypes), one of which has been shown to contract the muscles surrounding the prostate and another of which has been shown to regulate blood pressure. In some cases, the same receptor subtype is found in different tissues of the human body. A compound designed to bind selectively to a receptor subtype for treating a disorder in one tissue could, therefore, potentially cause an adverse side effect in other tissues that contain the same receptor subtype. The tissue affected by the disorder may, however, have certain other characteristics that can be exploited to guide receptor subtype-targeted compounds to that tissue.

    RECEPTOR-BASED DRUG THERAPY--THE TRADITIONAL APPROACH

    Many illnesses arise because of abnormalities in intercellular communication, and the concept of receptor-based drug therapy was developed to address this problem. The goal of receptor based-drug therapy is to develop drugs that will interact with the receptor believed to be associated with the targeted abnormality, thereby inhibiting or enhancing the cascade of events that is mediated by the receptor. A number of receptor-based drugs have been developed and are currently being used. In general, however, these drugs do not differentiate among receptor subtypes and, while they may indeed interact with the targeted receptor subtypes, thereby having some therapeutic effect, they may also interact with other receptor subtypes within the same family as the targeted receptor subtypes. These other receptor subtypes may be associated with other physiological functions, and interactions of these drugs with them often result in undesirable side effects. In addition, many of these drugs have limited therapeutic utility because they must be used in suboptimal doses in order to minimize these side effects.

    The reason that most of these currently available drugs are unable to differentiate among receptor subtypes stems from the fact that they were discovered through traditional drug discovery methods. The traditional approach to drug discovery involves the screening of compounds against animal tissues containing multiple receptor subtypes to determine their relevant biological activity. This approach is limited in its ability to yield optimally effective drugs because of inherent limitations in the use of animal tissues to test drugs intended for humans. First, by using animal tissues containing multiple receptor subtypes, it is usually difficult and often impossible both to measure with precision the effect of a compound on the receptor subtype that is the target of a drug discovery effort and to determine whether the compound is binding to other receptor subtypes in the tissue that are not the intended drug target. Second, due to differences in the receptor systems of various species of animals as compared to humans, there are often significant differences between a drug's activity in animals and the same drug's activity in humans. In fact, there are several examples of drug development candidate failures in human clinical trials that were due to differences in the properties of such candidates in humans as compared to their properties in the animal tissues that were initially used for drug discovery. As a consequence, compounds initially tested against animal tissues often do not have the desired effects when they are ultimately administered to humans in clinical trials.

SYNAPTIC'S HUMAN RECEPTOR-TARGETED DRUG DESIGN TECHNOLOGY

    Synaptic believes that its human receptor-targeted drug design technology can overcome the limitations of the traditional approach to drug discovery. This technology involves three steps: (i) the discovery and cloning of the human genes that code for the targeted receptor subtypes; (ii) the use of each of these genes to create a cell line that can be used to measure, or assay, the pharmaceutical properties of compounds that bind to the targeted receptor subtype and that are, therefore, candidates for drug development; and (iii) the design, synthesis and optimization of compounds that are highly selective for the targeted human receptor subtype. In the first step, the Company's molecular biologists employ genetic engineering techniques to clone the gene that codes for the receptor subtype of interest. In the second step, the Company's cell biologists place the gene into a recipient cell which then expresses the human receptor subtype on its surface. This recipient cell, which expresses a single population of the targeted human receptor subtype and is devoid of all other related receptor subtypes, is then propagated by the Company's cell biologists, resulting in the establishment of a cell line. Finally, this cell line is used as a drug discovery system by the Company's pharmacologists to evaluate compounds synthesized by the Company's or its collaborative partners' chemists. Since each of these cell lines expresses a single receptor subtype, it is possible to design compounds with high affinity for the ultimate target of a drug discovery program--the appropriate human receptor subtype--and low affinity for those subtypes suspected of being associated with side effects.

    The Company's technology makes it possible not only to clone receptors previously believed or known to exist, but also to discover and clone receptor subtypes which had previously been undetectable in animal tissues because they were present in concentrations too low to detect using traditional pharmacological techniques. Many of these newly discovered receptor subtypes may provide opportunities for the design of novel drugs. In addition, the Company believes that its ability to access and to use individual cloned human receptor subtypes in its drug design efforts will yield safer and more effective drugs than those currently available. Synaptic further believes that its technology may make the drug development process more predictive and cost-effective than the traditional approach because the Company and its collaborative partners eliminate or redesign non-subtype-selective compounds and compounds that react poorly with human targets at an early stage of the process rather than at the costly later stages of preclinical testing and clinical trials. Finally, drugs developed through the use of the Company's human receptor-targeted drug design technology will be small molecule drugs which offer possibilities of avoiding specialized delivery approaches and which may be delivered orally.

    The Company also believes that its success in the discovery of receptor subtypes will enable it to further refine the understanding of many disease processes. There is increasing evidence to suggest that some disorders may actually involve the malfunctioning of any one of a variety of receptor subtypes included within different receptor families. For example, in the case of obesity, there are pharmacological data indicating that a NPY receptor subtype is involved in controlling appetite, while a galanin receptor subtype may be involved in craving for fats in the diet. As a result, more than one drug could be developed to treat obesity, but such drugs would work through different biological mechanisms by exerting their therapeutic effects by interacting with receptor subtypes belonging to different families. The Company believes that its human receptor-targeted drug design technology may make it possible to discover two or more separate drugs that could benefit distinct patient populations whose symptoms (for example, obesity), while identical, stem from different physiological disorders and therefore require different treatments. Consequently, it has initiated several programs in which different receptor subtypes are being used as drug targets for the same therapeutic application.

    To date, the Company has not completed development of any drugs and does not expect that drugs developed by it or its collaborative partners will be commercially available for a significant number of years. See "Risk Factors--Early Stage of Product Development; Technological Uncertainty."

    RECEPTOR GENE DISCOVERY AND CLONING

    The Company's early and continuing focus on the G protein-coupled receptor superfamily, together with its molecular and cell biology, pharmacology and chemistry expertise, has enabled the Company to achieve a leadership position in the discovery and cloning of G protein-coupled genes. See "--Overview." The Company employs rigorous criteria in determining which receptor families will be the targets of its receptor gene cloning and drug discovery programs. The Company selects families within the G protein-coupled receptor superfamily for which there is evidence of the existence of multiple subtypes and for which therapeutic applications have been demonstrated or are suspected. In addition, the Company only focuses on receptor families believed to be associated with disorders for which the therapeutic applications would involve large commercial opportunities and for which there are not currently available drugs that meet the needs of most patients. To date, the Company's receptor cloning projects have included four families of receptors within the G protein-coupled superfamily of receptors: the serotonin, alpha adrenergic, NPY and galanin receptor families. In addition, projects directed toward other receptor families are ongoing.

    The Company believes that it has assembled one of the largest collections of cloned genes that code for receptors in the G protein-coupled receptor superfamily. Each of these genes has been incorporated into a drug discovery system. These cloned receptor genes include human genes, as well as genes from various other mammalian species that correspond to the human genes. Synaptic's collection of cloned receptor genes includes genes that have been discovered by the Company and genes that have been discovered by others about which information is publicly available. In general, the Company seeks to patent those cloned receptor genes and those drug discovery systems that it has discovered or invented. The Company has been issued United States patents relating to the genes that code for eleven G protein-coupled receptors and related drug discovery systems. In addition, claims under another United States patent application relating to one of these receptor genes and related drug discovery systems have been allowed and many other United States patent applications relating to the Company's receptor gene discoveries are pending. Several corresponding patent applications have also been filed in other countries. There can be no assurance that the Company will be awarded patents in respect of any of its pending patent applications. See "--Patents, Proprietary Technology and Trade Secrets" and "Risk Factors-- Uncertainty of Patent Protection; Dependence on Proprietary Technology."

    DRUG DISCOVERY SYSTEMS

    Once the Company clones the gene for a targeted receptor subtype, it places the gene into a recipient cell which then expresses the targeted receptor subtype on its surface. This cell, which expresses a single population of the targeted human receptor subtype, is then propagated in the laboratory by the Company's cell biologists, resulting in the establishment of a cell line. This cell line, which constitutes a drug discovery system, is used in two different types of assays: binding assays and functional assays. In Synaptic's binding assays, the Company's pharmacologists measure the affinity of a compound for both the receptor subtype that is the target of a particular drug discovery program and the other receptor subtypes that could be associated with side effects. These measurements help to predict the potency of a compound, as well as the degree of selectivity that the compound has for the targeted receptor subtype over other receptor subtypes. The data obtained from binding assays enable the chemists to design compounds toward or away from one or more of the relevant subtypes, as appropriate, for optimal therapeutic efficacy. In Synaptic's functional assays, the Company's pharmacologists determine the nature of the response of the receptor subtype to the compound. Data from the functional assays show whether the compound is acting to inhibit or enhance the activity of the receptor subtype. By enabling the Company's pharmacologists to evaluate compounds rapidly at their ultimate human receptor subtype targets, the Company's proprietary drug discovery systems serve as tools that the Company's and its partners' chemists can use to rationally design drugs that will be more effective and have fewer or substantially less severe side effects than existing drugs. Although the Company believes that its drug discovery systems accurately measure the properties of a compound's interaction with the human receptor subtypes, there are many additional factors, such as the drug's stability in the body or its ability to be administered orally, that impact the ultimate pharmaceutical success of a compound.

    CHEMISTRY AND MOLECULAR PHARMACOLOGY

    The Company employs two approaches to designing and synthesizing receptor subtype-selective compounds, traditional medicinal chemistry and the newer technology of combinatorial chemistry, both of which are supported by the Company's expertise in computer-assisted molecular modeling. With both approaches, the Company's chemists and pharmacologists use their knowledge of the structures of the targeted receptor subtypes and known compounds to design and synthesize structures that will have activity at these subtypes.

    Combinatorial chemistry involves automated synthesis of a variety of novel compounds by assembling them using different combinations of chemical building blocks. The use of combinatorial chemistry greatly accelerates the process of generating compounds. The resulting arrays of compounds are called libraries and are used to screen for compounds ("lead compounds") that demonstrate a sufficient level of activity at receptors of interest. The Company is using combinatorial chemistry to synthesize "focused" libraries of compounds anticipated to be highly biased toward the Company's drug discovery targets. The Company's scientists have successfully generated lead compounds through the use of these combinatorial chemistry techniques.

    Once lead compounds are identified, whether through the use of combinatorial chemistry or traditional medicinal chemistry, a variety of analogues are prepared to facilitate an understanding of the relationship between chemical structure and biological activity. These studies help define structure activity relationships which can then be used to design drug candidates with improved potency, selectivity and pharmacokinetic properties. Combinatorial chemistry is used to rapidly generate a variety of structures for lead optimization. Traditional medicinal chemistry, which involves the synthesis of compounds one at a time, is also used for further refinement and to generate compounds not accessible by automated techniques. See "--Patents, Proprietary Technology and Trade Secrets" and "Risk Factors--Uncertainty of Patent Protection; Dependence on Proprietary Technology."

RECEPTOR AND DRUG DISCOVERY PROGRAMS: FOCUS ON G PROTEIN-COUPLED RECEPTOR
  SUPERFAMILY

    The superfamily of receptors to which the Company has chosen to apply its human receptor-targeted drug design technology is the G protein-coupled receptor superfamily, so called because the cascade of events that ensues within the receiving cell following the occurrence of the ligand-receptor interaction is mediated by a class of proteins called "GTP-binding regulatory proteins," or "G proteins," found within the cell.

    The Company chose to focus on the G protein-coupled receptor superfamily because it believes that this superfamily provides the optimum opportunity for the exploitation of its human receptor-targeted drug design technology. First, it is known that G protein-coupled receptors play a major role in intercellular communication and that drugs that block ("antagonists") or enhance ("agonists") their activity have therapeutic utility. Examples of such drugs include:
Zantac-Registered Trademark-, a histamine receptor antagonist for the treatment of ulcers; Claritin-Registered Trademark-, a histamine receptor antagonist for the treatment of allergy; Propulsid-Registered Trademark-, a serotonin receptor agonist for the treatment of gastric motility disorder;
Imitrex-Registered Trademark-, a serotonin receptor agonist for the treatment of migraine headache; and Hytrin-Registered Trademark-, an adrenergic receptor antagonist for the treatment of hypertension and benign prostatic hyperplasia. Second, there is a large body of knowledge about some of the basic structural elements of drugs that interact with these receptors that has accumulated over the years from which the Company and its collaborative partners can draw in beginning their drug discovery programs. Third, the G protein-coupled receptor superfamily is extremely large and, based on several estimates, exceeds 1,000 receptor subtypes belonging to more than 40 known families and an unknown number of additional families the ligands of which have not yet been identified. Fewer than half of the genes that code for these subtypes have been cloned. G protein-coupled receptors are included among the most important components needed for cellular signaling in the body and, as a result, influence a broad array of physiological functions. The Company believes that many members of the G protein-coupled receptor superfamily are excellent targets for novel drugs to treat a wide variety of diseases.

    Certain of the Company's receptor and drug discovery programs are summarized in the following table:

                             SUMMARY OF SYNAPTIC'S
                      RECEPTOR AND DRUG DISCOVERY PROGRAMS

------------------------------------------------------------------------------------
PROGRAM(1)        RECEPTOR(S) PRIMARY INDICATION(S)       STATUS(2)        PARTNER
------------------------------------------------------------------------------------
SEROTONIN         1F          Acute Migraine              Phase II         Eli Lilly
                                                            Clinical
                  2B          Migraine Prophylaxis        Early            Eli Lilly
                                                            Preclinical
                  1A          Smoking Cessation           Early            Eli Lilly
                                                            Preclinical
                  2C          Obesity                     Early            Eli Lilly
                                                            Preclinical
                  --(3)       Depression                  Early            Eli Lilly
                                                            Preclinical

ALPHA ADRENERGIC  1a          Benign Prostatic            Late             Merck
                                Hyperplasia                 Preclinical
                  --(3)       Pain                        Leads            --
                                                            Identified

NEUROPEPTIDE Y    Y5          Obesity                     Early            Novartis
                                                            Preclinical
                  Y2          Pain                        Discovery        --
                  Y2          Anxiety and Depression      Leads            --
                                                            Identified

GALANIN           1, 2, and   Obesity, Diabetes,          Cloning and      Warner-
                  3             Alzheimer's Disease,        Discovery      Lambert
                                Depression and Pain
------------------------------------------------------------------------------------

(1) The Company is working on receptor and drug discovery programs in addition to those programs referenced in the above table. In general, the drug discovery and receptor discovery programs that are specifically referenced in the above table are at more advanced stages of development than those that are not specifically referenced in the table.

(2) "Cloning" refers to the stage at which the Company is attempting to discover, identify and clone the genes for specific receptor subtypes.

    "Discovery" refers to the stage at which chemists are attempting to identify receptor subtype-selective compounds through the use of the Company's drug discovery systems.

    "Leads Identified" refers to the stage at which receptor subtype-selective compounds have been identified through the use of the Company's drug discovery systems.

    "Early Preclinical" refers to the stage at which one or more leads have been identified and are being tested in IN VITRO or IN VIVO model systems for one or more indications. In addition, at this stage lead compounds may have been shown to be active in animal models for one or more indications and preliminary toxicology and pharmacokinetics studies will also have been concluded.

    "Late Preclinical" refers to the stage at which a clinical candidate has been selected, scale-up of such candidate is underway or completed, and toxicology and pharmacokinetics studies are planned or underway.

    "Phase I Clinical" refers to the stage at which a drug candidate is administered to a small group of healthy human subjects for the purpose of testing for safety (adverse effects), dose tolerance, absorption, bio-distribution, metabolism, excretion and clinical pharmacology.

    "Phase II Clinical" refers to the stage at which a drug candidate is administered to a small sample of the actual intended patient population to seek to assess the efficacy of the drug candidate for the specific targeted indication, to determine dose tolerance and the optimal dose range and to gather additional information relating to safety and potential adverse effects.

(3) This information is confidential to the Company and, if applicable, its collaborative partners.

SEROTONIN PROGRAMS

    Serotonin is one of the major neurotransmitters, a type of ligand, of the body. It affects mood, sleep rhythms, sexual functions, appetite, temperature control, gastro-intestinal movement and the cardiovascular, pulmonary and genito-urinary systems. Drugs that inhibit or enhance the actions of serotonin have proven to be effective in the treatment of an array of disorders, such as migraine headache, depression and anxiety. However, none of the limited number of serotonergic drugs currently available was designed with the use of cloned serotonin receptor subtype genes and some of these drugs have undesirable side effect profiles. It is generally believed that the poor side effect profiles stem from the interaction of these drugs with multiple serotonin receptor subtypes. The serotonin family is extremely large, comprising at least 14 receptor subtypes. While each of these receptor subtypes may be implicated in a physiological function distinct from the other subtypes, all of the receptor subtypes respond to the neurotransmitter serotonin-- and may be responding to non-subtype-selective drugs. As a consequence, a non-subtype-selective drug intended to exert its effects on one physiological function may in fact have the unintended consequence of exerting its effects on other physiological functions, thereby causing the undesirable side effects.

    Of the 14 serotonin receptor subtype genes that have been discovered and cloned, the Company believes that it is responsible for the discovery and cloning of seven. The Company has been issued United States patents covering six of these receptor genes and related drug discovery systems. A patent application covering the seventh of these genes and the related drug discovery system and additional patent applications relating to all of these genes have been filed in the United States. The Company has found, through the use of these cloned receptor genes and related drug discovery systems, that the serotonin system is significantly more complex than had previously been understood and believes that the use of its technology to design serotonin subtype-selective drugs will result in new serotonergic drugs with improved efficacy and side effect profiles, as well as serotonergic drugs for new therapeutic applications. There can be no assurance that the Company will be successful in designing a serotonin receptor subtype-selective drug that will achieve the foregoing desired effect.

    The Company, in collaboration with Lilly, is currently conducting drug discovery programs focused on a number of serotonin receptor subtypes and therapeutic applications. As part of the collaboration, compounds supplied by Lilly are assayed by the Company in its serotonin receptor subtype drug discovery systems. To date, receptor subtype-selective compounds have been identified for a number of serotonin programs. The program focused on the discovery and development of drugs for the treatment of migraine headache is currently in Phase II clinical trials. In connection with the collaboration, Lilly received an exclusive worldwide license to use all but two of the Company's existing serotonin drug discovery systems for the development and commercialization of serotonergic drugs. Certain of the serotonin programs are described below.

    MIGRAINE HEADACHE

    Migraine headaches are periodic throbbing headaches often accompanied by nausea and vomiting. Migraine is a condition that occurs in an estimated 10% of the general population, or approximately 25 million individuals in the United States. There is a significant loss of productivity in persons who suffer frequent migraine headaches.

    One of the newer drugs available for the treatment of migraine, Imitrex-Registered Trademark-, is an agonist of certain serotonin receptor subtypes that was discovered using the traditional approach to drug discovery. Although effective in most patients, the drug has been associated with the tightening of the coronary blood vessels. As a result, the drug is contraindicated both in patients with ischemic heart disease and in patients with symptoms of ischemic heart disease. In addition, because of the cardiovascular risks, it is recommended that, in the case of any patient in whom unrecognized coronary disease is comparatively likely, the first dose of the drug be administered in a physician's office. Finally, the drug is poorly absorbed from the gastrointestinal tract. Therefore, to be most effective, it must be given by injection or by nasal spray.

    The Company and Lilly are focused on developing anti-migraine compounds with increased efficacy and reduced side effects. Through the use of its serotonin receptor subtype drug discovery systems, Synaptic scientists discovered that Imitrex-Registered Trademark- reacted strongly with three serotonin receptor subtypes, serotonin 1B and 1D, both of which were long thought to be the targets for anti-migraine effects, as well as serotonin 1F. Synaptic scientists proposed that the appropriate serotonin receptor subtype for the treatment of migraine is the serotonin 1F receptor subtype. Together with scientists at Lilly, Synaptic scientists identified compounds that are selective agonists of the serotonin 1F receptor subtype. These compounds were tested in animal models at Lilly and shown to be orally active and to have a long duration of action. The compounds were also shown to be potent in an animal model that is thought by many scientists in the field to be predictive of therapeutic utility for the treatment of migraine. Furthermore, these compounds were inactive in vasoconstriction assays at Lilly, thereby suggesting that the possible adverse events reported for Imitrex-Registered Trademark- would not limit the treatment potential of a 1F-selective agonist for migraine. Lilly is currently conducting Phase II clinical trials with one of these compounds in Europe.

    The Company and Lilly are also focused on the discovery of safer and more efficacious drugs for the prophylactic treatment of migraine. Despite significant progress in the development of therapies for the acute treatment of migraine, much less progress has been made in the development of a prophylactic treatment. Patients who regularly experience two to six migraines per month are, according to criteria established by the International Headache Society, considered to be candidates for such a treatment. These patients represent roughly 10% of migraineurs. Presently, two beta adrenergic blockers, Inderal-Registered Trademark- and Blocadren-Registered Trademark-, ergot alkaloids, such as Sansert-Registered Trademark-, and an anticonvulsant, Depakote-Registered Trademark-, have been approved for the prophylaxis of migraine. These drugs generally have limited efficacy due to their potential for significant deleterious side effects. Inderal-Registered Trademark- and Blocadren-Registered Trademark- must be used with caution in patients with certain pulmonary diseases because they can produce bronchoconstriction and in patients with congestive heart failure because they can cause coronary depression. Ergot alkaloids can cause vasoconstriction leading to myocardial ischemia or gangrene in the extremities and should not be used by pregnant women. Depakote-Registered Trademark- can cause fatal hepatic failure and, like ergot alkaloids, should be avoided by pregnant women.

    Through the use of Synaptic's serotonin receptor subtype drug discovery systems, scientists at Synaptic and Lilly have discovered selective antagonists of the serotonin 2B receptor subtype, which is thought to be a potential target for migraine prophylaxis. These compounds are active in animal models of migraine at Lilly and it is believed that such agents may provide safer and more effective prophylactic therapy for those who suffer frequent migraine.

    SMOKING CESSATION

    There are more than 150 million smokers in major market countries, more than 30 million of whom attempt each year to quit smoking. Chronic use of tobacco is causally linked to a variety of serious diseases, including coronary heart disease, cancer and emphysema. Nicotine patches and nicotine gum have been used as smoking cessation aids, but have met with limited success. Recently, Wellbutrin-Registered Trademark-, which has been available for a number of years as an antidepressant, was approved by the FDA for marketing in a sustained release formulation (Zyban-Registered Trademark-) for use as an aid to smoking cessation. Clinical studies show that Zyban-Registered Trademark-, either alone or in combination with transdermal nicotine, increases the rate of smoking cessation. However, the long-term response rate to Zyban-Registered Trademark-as an aid in smoking cessation is low (about 20%). In addition, the active ingredient in Zyban-Registered Trademark- has been reported to cause seizures in about 0.4% of patients, along with agitation and insomnia.

    The Company and Lilly are engaged in a program to identify and develop serotonin 1A antagonists which ameliorate the withdrawal symptoms frequently suffered in connection with smoking cessation. As part of the program, the Company and Lilly have designed novel compounds which are highly selective for and are potent antagonists of the serotonin 1A receptor subtype. These compounds have been shown to be effective in an animal model of nicotine withdrawal and may lead to drugs which are more effective as smoking cessation aids than those currently available.

    OBESITY

    It is estimated that 34 million adult Americans (26% of those aged 20 to 75 years) are overweight. The incidence of a number of different disease states, including hypertension, non-insulin-dependent diabetes, arthritis and cardiovascular disease, is increased in patients suffering from obesity. The current opinion of experts in this area is that obesity should be viewed as a chronic medical problem, much like hypertension, and that individuals suffering from obesity should consider chronic drug therapy to treat this condition.

    Drug treatment for obesity has traditionally been used as a short-term adjunct to diet and exercise. Most drugs approved for the treatment of obesity act centrally through catecholaminergic and/or serotonergic pathways. Earlier compounds, such as Benzedrine-Registered Trademark- and Dexedrine-Registered Trademark-, were plagued by problems of tolerance, abuse and cardiovascular side effects. More recently, Pondimin-Registered Trademark- and Redux-Registered Trademark-, which act by releasing the neurostransmitter serotonin, were widely used, either alone or in combination with phentermine (Phen-Fen). However, both of these drugs have been withdrawn from the market pursuant to a request by the FDA because they appear to cause heart valve defects and pulmonary hypertension. The mechanism by which Pondimin-Registered Trademark- and Redux-Registered Trademark- cause this cardiac and pulmonary toxicity is unknown, but similar toxicity is not seen with other serotonergic drugs, such as Prozac-Registered Trademark- and Zoloft-Registered Trademark-, which are widely used as antidepressants.

    While it has been proven that serotonergic transmission can regulate food intake, it has not been clear which of the serotonin receptor subtypes is responsible for this action. Studies involving genetically altered mice which lack serotonin 2C receptors indicate that this serotonin receptor subtype may play a role. These mice are normal at birth but become obese as they get older, and their obesity is associated with increases in food intake levels and insulin resistance. A possible correlation in humans is provided by the observation that patients treated with drugs such as clozapine, imipramine, and amitriptyline, all of which have, in addition to their principal actions, substantial blockade of the serotonin 2C receptors, are associated with weight gain.

    The Company and scientists at Lilly are collaborating to identify and develop compounds which are selective for the serotonin 2C receptor over other serotonin receptor subtypes that may be responsible for undesirable side effects. The Company's serotonin receptor subtype drug discovery systems have made it possible to discover subtype selective compounds that may be effective treatments for obesity through this serotonin 2C mechanism. Subtype selective compounds which suppress food intake in animal models have been identified and are under evaluation for their suitability as drug candidates.

    DEPRESSION

    Depression is one of the major psychiatric disorders encountered today. The National Institute of Mental Health estimates that over 15 million individuals in the United States suffer from depression at any one time. A number of different pharmacologic strategies have been developed to treat depression. The early drugs shown to be effective in the treatment of depression, such as the tricyclic antidepressants, lithium and the monoamine oxidase inhibitors, have side effects associated with their use that limit their effectiveness. Recently, selective serotonin reuptake inhibitors (SSRI), such as Prozac-Registered Trademark-, Zoloft-Registered Trademark- and
Paxil-Registered Trademark-, have been shown to be highly effective in the treatment of many forms of depression. A number of SSRI compounds are now approved for marketing, and these drugs have captured a significant market share. However, all of these currently available drugs have significant deleterious side effects in many patients which may limit their use. In addition, these drugs have a lag time before their beneficial clinical effects can be seen. This lag time can be a serious problem, especially in the depressed suicidal patient. Furthermore, there are a significant number of patients that do not adequately respond to any of the currently available drug therapies.

    Scientists at Synaptic and Lilly have identified novel serotonin receptor-subtype selective compounds that may have rapid onset of efficacy in the treatment of depression and that may also have better side effect profiles than drugs currently available.

    OTHER SEROTONIN PROGRAMS

    The Company has cloned additional serotonin receptor subtypes that are either not currently being pursued by it and Lilly as drug targets in their collaborative drug discovery programs or are being so pursued but are focused on therapeutic applications which are currently confidential to the Company and Lilly. In addition, there is evidence to suggest that one or more serotonin receptor subtypes that are the targets of the drug discovery programs currently being conducted by the Company and Lilly may be relevant as targets for other therapeutic applications. The Company expects that it and Lilly will establish additional drug discovery programs focused on these other serotonin receptor subtypes or therapeutic applications in the future. There can be no assurance that the Company will establish additional drug discovery programs with Lilly.

ALPHA ADRENERGIC PROGRAMS

    Alpha adrenergic receptors are activated by the neurotransmitter norepinephrine (noradrenaline). The alpha adrenergic receptors serve a critical control function in regulating involuntary physiological functions, such as blood pressure, heart rate and smooth muscle tone, and thus may serve as important tools in the management of many disorders, such as BPH.

    Until 1982, only two alpha adrenergic receptors (alpha-1 and alpha-2) were believed to exist. Since then, scientists have discovered that the alpha adrenergic receptor family contains six subtypes (alpha-1a, 1b and 1d and alpha-2a, 2b and 2c). The Company believes it was responsible for the discovery of the genes that code for four of the six alpha adrenergic subtypes in humans. The Company has received a United States patent covering one of these genes and a related drug discovery system and has received a notice of allowance of claims under another United States patent application relating to another of these genes and the related drug discovery system. See "--Patents, Proprietary Technology and Trade Secrets."

    There are a number of adrenergic drugs on the market today which are effective in the treatment of a variety of disorders. However, most of these drugs were discovered in the 1970's prior to the discovery of the six alpha adrenergic subtypes and are not selective for any one of these receptor subtypes. The Company believes that many of the side effects associated with these drugs may be traced to a lack of selectivity for the appropriate receptor subtypes. The Company is using its alpha adrenergic drug discovery systems to discover compounds with increased receptor subtype selectivity and is involved in two programs involving alpha adrenergic receptor subtypes: the Alpha-1a Antagonist Program and the Alpha-2 Adrenergic Program. There can be no assurance that the Company or any collaborative partner will be successful in designing an alpha adrenergic receptor subtype-selective drug with improved efficacy and an improved side effect profile.

    The Company and Merck are collaborating on the Alpha-1a Antagonist Program to develop drugs for the treatment of BPH. The Alpha-2 Adrenergic Program is being conducted by the Company independently, although the Company is seeking a partner with which to collaborate on this drug discovery program or a licensee to pursue the program. These programs are discussed below.

    BENIGN PROSTATIC HYPERPLASIA

    BPH is a pathology of the prostate, a walnut-sized gland in men that surrounds the urethra as it exits the bladder. As men age, cells in the prostate proliferate, causing growth in the prostatic tissue which in turn results in pressure on the urethra. Common symptoms of BPH include urinary retention, hesitancy or difficulty initiating the stream of urine, urinary frequency, a sense of urgency and a sensation of incomplete emptying of the bladder. The incomplete emptying of the bladder caused by BPH can also lead to urinary tract infections and bladder damage. In severe cases, the flow of urine can become completely blocked and lead to kidney failure. BPH affects approximately 50% of men over the age of 50, with such percentage increasing with age.

    There are several treatment options available for BPH. Transurethral resection of the prostate (TURP) was used in approximately 180,000 men in the United States in 1996. This surgical procedure results in significant benefit. However, because of its potential adverse consequences, surgery is an unattractive alternative for many patients and is not recommended for elderly patients due to the potential for complications. Another surgical procedure, transurethral needle ablation (TUNA), was recently approved by the FDA and may have the advantage of possible use on an out-patient basis under local anesthesia. However, initial results of a recent study comparing TURP to TUNA show a lower level of efficacy in TUNA than in TURP with respect to increasing urinary flow.

    Two different non-surgical alternatives for the treatment of BPH in patients who either are not candidates for or elect not to have surgery are currently available. The first alternative is a type of drug that acts by inhibiting the enzyme 5 alpha reductase, which is responsible for the conversion of testosterone to dihydrotestosterone in the prostate. By reducing levels of dihydrotestosterone, which plays a role in growth of prostatic tissue, this type of drug is intended to shrink the gland. An example of this type of drug is Proscar-Registered Trademark-. Although there is a rapid regression of the enlarged gland in most patients, less than 50% of patients experience an increase in urine flow and improvement of symptoms when treated with Proscar-Registered Trademark- for 12 months. A minimum of six months' treatment may be necessary to determine whether an individual may respond to the drug.

    The second type of drug for the treatment of BPH involves the use of alpha-1 adrenergic antagonists, such as Hytrin-Registered Trademark- and Cardura-Registered Trademark-, that act by blocking alpha adrenergic stimulation of the prostate. This blocking activity causes a relaxation of the musculature of the prostate, thereby improving urinary flow and providing other symptomatic relief of BPH. These drugs were initially developed as antihypertensive agents in the mid-1970's prior to the discovery that there existed three distinct subtypes of the alpha-1 receptor, and are not selective for any particular alpha-1 subtype. While rapid symptomatic improvement in approximately 70% of patients treated with this type of drug has been observed, dose-dependent side effects, including hypotension (which causes dizziness), headache, weakness, nasal congestion and peripheral edema, are commonly associated with the treatment. The side effects limit the recommended dose for these drugs. The most significant side effect, hypotension, is particularly detrimental to elderly patients. Recently, another alpha antagonist, Flomax-Registered Trademark-, was approved for use in the treatment of BPH. Flomax is claimed to be "uroselective," but its labeling carries warnings of side effects, such as postural hypotension, dizziness and vertigo, similar to those of Hytrin-Registered Trademark-.

    Through the use of its alpha adrenergic drug discovery systems and by means of IN VIVO studies, Synaptic has discovered that different receptor subtypes are involved in the control of prostate musculature and blood pressure: the alpha-1a receptor subtype is responsible for contraction of prostate musculature and other alpha-1 subtypes are involved in the regulation of blood pressure. This discovery confirmed the Company's hypothesis that many of the side effects caused by alpha-1 adrenergic antagonists currently available for the treatment of BPH stemmed from their lack of selectivity for the receptor subtype involved in relaxation of prostate musculature. In April 1995 and in November 1996, the Company was issued United States patents covering the use of selective alpha-1a antagonists for the treatment of BPH. In addition, in September 1996, Synaptic was awarded a United States patent covering the use of genetically engineered cells expressing the human alpha-1a adrenergic receptor subtype to identify compounds that bind to the receptor subtype.

    The Company, in collaboration with Merck, is using the Company's drug discovery systems to design compounds that block the activity of the alpha-1a receptor subtype, thereby producing the desired effects on the prostate, but that have minimal affinity for alpha-1b and alpha-1d receptor subtypes, thereby substantially reducing the cardiovascular effects seen with currently available non-selective alpha-1 adrenergic antagonists. A compound has been selected by Merck for possible development and is undergoing late preclinical testing. Other leads have also been identified and are in the early preclinical stage of testing.

    As part of the collaboration, Synaptic granted Merck an exclusive worldwide license to its alpha-1 adrenergic technology, alpha-1a selective compounds and certain patents to develop an alpha-1a selective drug for the treatment of BPH. In addition, Synaptic granted Merck a nonexclusive worldwide license under certain other patents for the same purpose.

    PAIN

    Analgesic agents are used to relieve pain (analgesia). Analgesics most commonly used for severe pain are narcotics. Although very effective, narcotic analgesic agents carry the risk of depressing respiration and causing nausea and vomiting, and their repeated use may lead to addiction. It is believed that non-narcotic analgesics would be beneficial to many patient populations suffering from severe pain.

    Alpha-2 agonists have been broadly used and are highly effective as veterinary analgesics. Animal data indicate that these agents do not cause respiratory depression. In addition, their action can be reversed with appropriate drugs. However, they cause both sedation and hypotension when administered within the analgesic dose range. Alpha-2 agents have not yet been developed as analgesics for human use, in part due to concerns regarding potential deleterious side effects, such as sedation and hypotension. Synaptic believes that its drug discovery systems for the three human alpha-2 adrenergic receptor subtypes can be used to discover alpha-2 analgesics which have significantly fewer deleterious side effects than currently available analgesics and the effects of which may be rapidly reversed. The Company has identified alpha-2 agonists with analgesic activity in laboratory animal models and is seeking a partner with which to collaborate on this drug discovery program or a licensee to pursue the program. There can be no assurance that the Company will be successful in consummating a collaborative arrangement with another company with respect to this drug discovery program.

NEUROPEPTIDE Y PROGRAMS

    Neuropeptides are neurotransmitters. Unlike neurotransmitters that are small molecules, such as norepinephrine and serotonin, neuropeptides are much larger molecules. The mode of action of neuropeptides, however, resembles that of small molecule neurotransmitters in that they function by means of an interaction with specific families of receptors, including families within the G protein-coupled receptor superfamily. Although current knowledge of neuropeptides and their receptors is significantly less extensive than knowledge of small molecule neurotransmitters and their receptors, subtypes have been shown to exist for several families of neuropeptide receptors.

    One focus of the Company in its receptor and drug discovery efforts in this area has been on the NPY family of receptors. Although the natural ligand for this family, NPY, is a large molecule, the goal of this drug discovery program is, as is the case in all of the Company's other drug discovery programs, to design a small molecule drug. Large peptide-like molecules would not be stable in the body and thus would have short durations of action and would not be orally available, thus requiring delivery by injection. To date, there is evidence for the existence in humans of at least five NPY receptor subtypes, named Y1, Y2, Y3, Y4 and Y5. However, the discovery and cloning of the genes for only four of these subtypes have been reported. In 1996 and 1997, the Company was awarded United States patents covering the genes that code for the Y2, Y4 and Y5 receptor subtypes and related drug discovery systems. Synaptic has filed additional patent applications relating to these discoveries in the United States and in other countries. At the present time, the Company is conducting one NPY receptor and drug discovery program in collaboration with Novartis focused on obesity and is seeking a collaborative partner to work with the Company on its other two NPY drug discovery programs involving pain and anxiety. There can be no assurance that the Company will be successful in consummating a collaborative arrangement with respect to either of these NPY drug discovery programs with another company or that the Company or any collaborative partner will be successful in designing a safe and effective NPY receptor subtype-selective drug.

    OBESITY

    Animal studies have shown that NPY is the most potent stimulator of food intake identified to date. As little as one billionth of a gram of NPY injected directly into the hypothalamus causes well-fed, satiated rats to overeat. Repeated administration of NPY causes continual overeating and obesity.

    A Y5 receptor was initially isolated by the Company's scientists from rat hypothalamus, a key brain area that controls appetite. In laboratory tests, the activity of NPY and related peptides on the Y5 receptor mirrored the ability of these peptides to stimulate feeding in animals. As part of its collaboration with the Company, Novartis then showed that several peptides that activated the Y5 receptor preferentially over other known NPY receptors increased food intake in rats. Additional studies by Synaptic and Novartis showed that small molecules that selectively block the Y5 receptor significantly reduce food intake in rats. Based upon these studies, Synaptic believes that the Y5 receptor is a "feeding" receptor, and that compounds that are selective for this receptor subtype may lead to new approaches to the treatment of obesity. The Company and Novartis are thus focused on discovering and developing a potent and selective Y5 antagonist. As part of its collaboration with the Company, Novartis has an exclusive license to use the Company's NPY receptor subtype drug discovery systems for the development and commercialization of Y5 antagonists, as well as any other NPY drugs for the treatment of eating disorders and cardiovascular disease.

    ANXIETY

    Anxiety is a sense of irrational fear or dread and is one of the most frequent psychiatric diagnoses in the United States. There is a variety of pharmacologic treatments for anxiety, the most commonly used of which belong to the class of compounds called benzodiazepines, an example of which is Valium-Registered Trademark-. This class of compounds, however, is associated with significant side effects, including drowsiness, impairment of motor skills, memory loss and the exacerbation of intoxication by alcohol. Another serious side effect associated with the benzodiazepines is their potential to be addictive.

    Behavioral studies have suggested that NPY can produce anxiety in rats by activating the Y2 receptor subtype, raising the prospect that a small molecule Y2 receptor antagonist may provide a novel treatment for anxiety devoid of the side effects commonly associated with currently available anxiolytics. Thus, the goal of this drug discovery program is to design compounds that selectively block the Y2 receptor subtype.

    PAIN

    As part of its efforts to discover non-narcotic drugs for the treatment of pain, the Company is conducting a program focused on the design and development of analgesics that stimulate the Y2 receptor subtype. Direct injection of NPY into the spinal cord produces a high level of analgesia in laboratory animals. This effect is believed to be related to NPY's ability to stimulate Y2 receptors. These receptors control the release of chemical messengers, such as Substance P, which mediate the transmission of pain responses. Synaptic believes that orally active small molecule agonists which would mimic the effects of NPY at the Y2 receptor may offer a new approach to the treatment of pain that would not result in the side effects typically associated with narcotic analgesics.

GALANIN PROGRAM

    Galanin is a neurotransmitter which, like NPY, is a neuropeptide. Galanin is widely distributed in the gastrointestinal tract and the brain. Pharmacologic studies suggest the existence of multiple receptor subtypes for this neuropeptide. There are a number of possible therapeutic applications for drugs that modulate galanin receptors, including the treatment of obesity, diabetes, Alzheimer's Disease, depression and pain. Most of the research done to date with galanin has focused on its role in the control of food intake. Injection of galanin into the brain has been shown to produce an increase in food intake in satiated rats. As a result, galanin receptor antagonists might result in a reduction of food intake and may thus be useful in the treatment of obesity.

    To date, the Company has discovered and cloned genes that code for galanin receptor subtypes and has filed patent applications relating to these discoveries. In July 1997, the Company entered into a collaboration with Warner-Lambert to identify and develop galanin receptor subtype-selective compounds for a variety of therapeutic applications. There can be no assurance that the Company or Warner-Lambert will be successful in developing any such compound. See "--Collaborative Arrangements--Warner-Lambert Agreement."

OTHER PROGRAMS

    The Company is pursuing additional receptor discovery programs, the identities of which have not yet been disclosed. These programs involve the use of the Company's molecular biology resources to clone members of selected G protein-coupled receptor families in a focused manner. In addition, the Company is engaged in cloning other G protein-coupled receptors using a genomics approach. This approach involves the sequencing of genes from various types of tissues selected by the Company based upon their potential association with a therapeutic application of interest to the Company. The Company is also developing technology, and exploring in-licensing opportunities, for the purpose of obtaining high throughput functional assays for its receptor discoveries. The Company is also pursuing several drug discovery programs, the applications of which have not yet been disclosed.

COLLABORATIVE ARRANGEMENTS

    A key element of the Company's business strategy is to leverage resources and to generate royalty-based revenues through collaborative and licensing arrangements with pharmaceutical companies. The Company is currently engaged in collaborations with Lilly, Merck, Novartis and Warner-Lambert. While the Company evaluates on an ongoing basis potential collaborative arrangements with pharmaceutical companies, there can be no assurance that it will be able to enter into acceptable collaborative arrangements in the future or that any such arrangement, whether existing or future, will be successful. See "Risk Factors--Dependence on Collaborative Partners for Development, Regulatory Approvals, Manufacturing, Marketing and Other Resources." The following summarizes the Company's existing collaborative arrangements.

    LILLY AGREEMENT

    In January 1991, the Company and Lilly entered into the Lilly Agreement to promote the discovery and development of serotonin receptor subtype-selective drugs for the treatment of serotonin-related disorders. The collaboration was extended in January 1995 for an additional four-year period expiring in December 1998. The Company and Lilly agreed to substantially increase the size of their collaboration in October 1996.

    During the initial four-year term of the collaboration, Lilly provided the Company with an aggregate of approximately $9.3 million of funding to support a specified number of the Company's scientists who conducted research as part of the collaboration. During the second four-year period, Lilly was originally required to provide the Company with an aggregate of approximately $7.8 million to continue such research support. However, as a result of the October 1996 expansion, the aggregate amount of research support to be provided by Lilly during the second four-year period is expected to be approximately $13.2 million. All development, manufacturing, marketing and sales of drugs resulting from the collaboration will be conducted by Lilly.

    The Company is also entitled to receive from Lilly payments upon the achievement of certain drug development milestones and royalties on sales of all drugs developed through the use of the Company's technology. Such royalties will be payable in respect of sales in any country over the period commencing with the date of the first commercial sale of a drug and ending with the expiration of related patent rights in that country.

    Lilly paid the Company a one-time fee of $2.5 million for an exclusive worldwide license to use all but two of the Company's existing serotonin drug discovery systems for the development and commercialization of drugs that affect serotonergic transmission. The Company retains the unlimited right to use two of its existing serotonin drug discovery systems and a limited right to use all of its other serotonin drug discovery systems in furtherance of its collaboration with Lilly and for cross-reactivity screening in its and its other collaborators' non-serotonin drug discovery programs. As part of the collaboration, Lilly was also granted certain rights under several of the Company's patents and patent applications.

    Lilly purchased $2.5 million of equity in Synaptic in June 1991 and in December 1995, Lilly purchased an additional $2.5 million of equity in Synaptic in its initial public offering pursuant to the terms of the 1995 extension. Lilly has since sold all of such shares.

    MERCK AGREEMENT

    In November 1993, the Company and Merck entered into the Merck Agreement pursuant to which they agreed to collaborate in the identification and development of alpha-1a antagonists, principally for the treatment of BPH. The initial term of the collaboration was three years. In October 1996, the term of the collaboration was extended through November 1997.

    As part of the collaboration, Merck received an exclusive worldwide license to use the Company's alpha adrenergic drug discovery systems for the development and commercialization of alpha-1a antagonists, as well as an exclusive worldwide license under several of the Company's related patents and patent applications. The Company retained the right to use its alpha adrenergic technology for the development of alpha adrenergic and other agents that are not alpha-1a antagonists.

    In consideration for this license, Merck originally agreed to provide the Company with up to $20 million in research funding, license fees and milestone payments, as well as to pay the Company royalties on product sales. As part of the October 1996 extension, the Company agreed to continue to provide Merck research support and, in consideration for such support, Merck agreed to provide the Company with continued funding. The amount of research funding to be paid by Merck during this one-year extension is expected to be, at a minimum, approximately $1.1 million.

    NOVARTIS AGREEMENTS

    In August 1994, the Company and Novartis entered into the First Novartis Agreement pursuant to which they agreed to collaborate in the identification and development of NPY drugs for the treatment of obesity and eating disorders, as well as cardiovascular disorders. In May 1996, the Company and Novartis entered into the Second Novartis Agreement and an amendment to the First Novartis Agreement pursuant to which the term of the collaboration was extended by one year and the scope of the collaboration was expanded to provide for research on additional targets for the design of drugs for the treatment of obesity and eating disorders.

    The term of the collaboration under the two Novartis Agreements expires in August 1998, and may be extended by mutual agreement of the parties. During the term, Novartis is required to provide the Company with funding to support a specified number of the Company's scientists dedicated to work on the collaboration. Through June 30, 1997, Novartis had provided the Company with an aggregate of approximately $9.5 million in research support. The aggregate amount of research support which the Company currently is entitled to receive from Novartis during the remainder of the collaboration is $3.7 million.

    In July 1995, Novartis made a $1.0 million payment to the Company for achieving a research milestone. Novartis is also required to make additional payments to the Company upon the achievement by Novartis of certain drug development milestones and, subject to certain limitations, to pay the Company royalties on the sale of drugs developed through the use of the Company's technology.

    At the commencement of the Company's collaboration with Novartis, Novartis made a $7.5 million equity investment in the Company. In December 1995, as part of the Company's initial public offering, Novartis made an additional $2.0 million equity investment in the Company. As of September 30, 1997, the 695,715 shares of Common Stock acquired by Novartis as a result of these investments were held by Novartis Produkte A.G., an affiliate of Novartis. Such shares represented 9.1% of the outstanding shares of Common Stock of the Company at that date.

    As part of the collaboration, Novartis has an exclusive worldwide license to use the Company's NPY receptor subtype drug discovery systems for the development and commercialization of NPY receptor subtype-selective drugs for the treatment of obesity and eating disorders, as well as cardiovascular disorders. Novartis also has an exclusive worldwide license to use any proprietary technology of the Company that relates to the subject matter of the Second Novartis Agreement to design drugs for the treatment of obesity and eating disorders. In addition, Novartis has certain rights under several of the Company's patents and patent applications. The Company retained the right to use its NPY receptor subtype drug discovery systems and other technology for all other therapeutic indications, although Novartis has a right of first negotiation in the event the Company determines to seek a collaborative partner or licensee for any such other indication.

    WARNER-LAMBERT AGREEMENT

    In July 1997, the Company and Warner-Lambert entered into the Warner-Lambert Agreement pursuant to which they agreed to collaborate in the identification and development of galanin drugs for a variety of therapeutic applications. As part of the collaboration, Warner-Lambert received an exclusive worldwide license to use the Company's galanin receptor subtype drug discovery systems for the development and commercialization of galanin receptor subtype-selective drugs for all therapeutic applications.

    The collaboration involves two potential stages. During the first stage, which is expected to commence by the end of 1997 and will last up to eighteen months, each partner will fund its own research and use Synaptic's galanin receptor subtype drug discovery systems to attempt to identify and characterize drug candidates. The second stage of the collaboration, which will last for three years, will commence at such time as the partners identify galanin compounds that are active in animal models. During this stage, Warner-Lambert and Synaptic will attempt to develop drug candidates identified during the first stage, as well as attempt to identify additional drug candidates. Upon the commencement of the second stage, Synaptic is entitled to receive research funding from Warner-Lambert, as well as require Warner-Lambert to purchase equity in Synaptic. In addition, Synaptic is entitled to receive drug development milestones and royalties on sales of all drugs identified through the collaboration. There can be no assurance, however, that any suitable galanin compound will be identified which would trigger commencement of the second stage of the collaboration or that, even assuming the commencement of such stage, a product will result from this collaboration.

    OTHER AGREEMENTS

    The Company's practice is to meet with pharmaceutical and biotechnology companies on an on-going basis to discuss the possibility of collaborating with them on projects of mutual interest, which may include those of the Company's research programs that are not yet the subject of existing collaborations. In addition, the Company continually evaluates opportunities for out-licensing its technology on both a collaborative basis or on a noncollaborative basis, in-licensing third-party technologies and/or cross-licensing technology to maximally leverage resources. At present, the Company is in the early stages of discussing with other companies the possibility of a number of such arrangements. There can be no assurance that the Company will be successful in consummating any such arrangement.

    In February 1996, the Company and DuPont Merck entered into an agreement pursuant to which the Company granted DuPont Merck a nonexclusive license to use certain of the Company's alpha adrenergic drug discovery systems for the development of alpha adrenergic subtype-selective drugs. The license granted to DuPont Merck is expected to expire in February 1998.

PATENTS, PROPRIETARY TECHNOLOGY AND TRADE SECRETS

    The Company's success depends, in part, on its ability to establish, protect and enforce its proprietary rights relating to its technology. The Company's policy is to seek, when appropriate, protection for its gene discoveries, compounds and other proprietary technology by filing patent applications in the United States and other countries. The Company has filed numerous patent applications both in the United States and in other countries covering its inventions. To date, the Company has been issued United States patents relating to the genes that code for the human serotonin 1B, serotonin 1D, serotonin 1E, serotonin 1F, serotonin 2B, alpha-1a adrenergic, alpha-2b adrenergic, NPY2, NPY4 and NPY5 receptor subtypes and related drug discovery systems, as well as a United States patent covering the rat serotonin 4a receptor subtype and related drug discovery system. These patents expire at various times from 2008 to 2014. Additional United States patent applications relating to the Company's receptor gene discoveries are pending. Several corresponding patent applications have also been filed in other countries. The failure to receive any of the foregoing patents in respect of pending applications could have a material adverse effect on the Company. See "Risk Factors--Uncertainty of Patent Protection; Dependence on Proprietary Technology."

    In April 1995, the Company was issued its first functional use patent in the United States. This patent covers the use of alpha-1a selective compounds for the treatment of BPH. In addition, in November 1996, the United States Patent and Trademark Office issued the Company an additional patent relating to the same subject matter. These patents expire in 2012 and 2013, respectively. Additional related patent applications are on file in the United States and corresponding patent applications are on file in other countries.

    The Company has also filed patent applications in the United States and in other countries covering its neurotransmitter transporter discoveries. Whereas receptors are protein molecules which bind to and are activated by certain ligands, transporters are protein molecules which serve to terminate the action of certain ligands by carrying them back into the cells from which they are released. The Company recently received United States patents covering two of these transporter discoveries, as well as correspondence from the United States Patent and Trademark Office to the effect that claims under United States patent applications covering three other transporter discoveries have been allowed. While the Company is no longer actively working on its transporter program, it is seeking to license its transporter technology to another company.

    Additional patent applications covering the Company's compound discoveries and other inventions have been filed in the United States and in other countries and the Company intends to file additional patent applications in the near future.

    The Company has granted certain rights under several of its patents and patent applications to Lilly, Merck, Novartis and Warner-Lambert pursuant to the Collaborative Agreements. See "--Collaborative Arrangements."

    Patent law as it relates to inventions in the biotechnology field is still evolving, and involves complex legal and factual questions for which legal principles are not firmly established. Accordingly, there can be no assurance that patents will be granted with respect to any of the Company's patent applications currently pending in the United States or in other countries, or with respect to applications filed by the

Company in the future. The failure by the Company to receive patents pursuant to the applications referred to herein and any future applications could have a material adverse effect on the Company.

    There is no clear policy involving the breadth of claims allowed in patents or the degree of protection afforded thereunder. Accordingly, no firm predictions can be made regarding the breadth or enforceability of claims allowed in the patents that have been issued to the Company or in patents that may be issued to the Company in the future and there can be no assurance that claims in the Company's patents, either as initially allowed by the United States Patent and Trademark Office or any of its non-United States counterparts or as subsequently interpreted by courts inside or outside the United States, will be sufficiently broad to protect the Company's proprietary rights.

    Also, there can be no assurance that the Company's patents or patent applications will not be challenged by way of interference proceedings or opposed by third parties or that the Company will not be required to participate in interference proceedings or oppose the patents or patent applications of third parties in order to protect its rights. Interference and opposition proceedings can be expensive to prosecute and defend. One of the Company's patent applications on file outside the United States is the subject of an opposition filed by a pharmaceutical company and one of the Company's patent applications on file in the United States is the subject of an interference proceeding involving an issued patent of a third party. In addition, the Company is seeking to provoke an interference by the United States Patent and Trademark Office between another of its patent applications and an issued patent of a third party. The Company also believes that the United States Patent and Trademark Office may declare an interference between another of its patent applications and a patent application of another third party. There can be no assurance that the outcome of the pending opposition and interference proceedings and the anticipated interference proceedings will be favorable to the Company. In the event that the outcome of the opposition proceeding were unfavorable to the Company, the Company would not be issued the patent in the country in which the proceeding is taking place and would not be able to prevent third parties from practicing the subject matter of the opposed application in that country. Moreover, the opponent may seek to file similar oppositions in other countries. In the event that the outcome of the interference proceedings were unfavorable to the Company, the Company might not be able to practice the subject matter of the relevant patent applications in the United States. Accordingly, an unfavorable outcome in any such proceeding would have an adverse effect on the Company. Even if the eventual outcome of the pending opposition and interference proceedings and the anticipated interference proceedings were favorable to the Company, the Company's participation in them could result in substantial cost to the Company.

    Further, no assurance can be given that patents issued to the Company will not be infringed, invalidated or circumvented by others, or that the rights granted thereunder will be commercially valuable or will provide competitive advantages to the Company and its present or future collaborative partners or licensees. Moreover, because patent applications in the United States are maintained in secrecy until patents issue, because patent applications in certain other countries generally are not published until more than eighteen months after they are filed and because publication of technological developments in the scientific or patent literature often lags behind the date of such developments, the Company cannot be certain that it was the first to invent the subject matter covered by its patents or patent applications or that it was the first to file patent applications for such inventions. The field of gene discovery has become intensely competitive. A number of pharmaceutical companies, biotechnology companies, universities and research institutions have significantly expanded their gene discovery efforts in recent years and have filed patent applications or received patents covering their gene discoveries. Some of these applications or patents may be competitive with the Company's applications or conflict in certain respects with claims made under the Company's applications. There can be no assurance that, in the event of any conflict, the Company will be in a priority position with respect to inventorship on any of these applications.

    The commercial success of the Company also depends on the Company's ability to operate without infringing patents and proprietary rights of third parties. The Company is aware of a large number of patents and patent applications of third parties that contain claims to genes that code for G protein-coupled receptors and/or compounds that interact with G protein-coupled receptors. Patents issued to others may preclude the Company from using or licensing its technology or may preclude the Company or its collaborative partners from commercializing drugs developed with the use of the Company's technology. The Company has acquired licenses to use certain technologies covered by patents owned by Stanford University and the University of California, jointly, and Columbia University. The Stanford University/ University of California license is a worldwide perpetual non-exclusive license to use certain recombinant DNA technology that includes three issued United States patents. In consideration for such license, the Company pays an annual fee of $10,000 and will pay royalties (net of previously paid annual fees) on sales of drugs the manufacture, use or sale of which is covered by claims of the licensed patents. The Columbia University license is a worldwide non-exclusive license to manufacture, use, sell and sublicense drugs derived from the use of certain recombinant DNA technology, including a United States patent. In consideration for such license, the Company has agreed to pay royalties on sales of drugs developed through the use of such license. The term of the license extends until the expiration of the last to expire of the patent rights covered by the license. The Company may be required to obtain additional licenses to patents or other proprietary rights of other parties in order to pursue its own technologies. No assurance can be given that any such additional licenses would be made available on terms acceptable to the Company, if at all. The failure to obtain such licenses could result in delays in the Company's or its collaborative partners' activities, including the development, manufacture or sale of drugs requiring such licenses, or preclude such development, manufacture or sale. See "Risk Factors--Uncertainty of Patent Protection; Dependence on Proprietary Technology" and "--Collaborative Arrangements."

    In some cases, litigation or other proceedings may be necessary to assert infringement claims against others, to defend against claims of infringement, to enforce patents issued to the Company, to protect trade secrets, know-how or other intellectual property rights owned by the Company, or to determine the scope and validity of the proprietary rights of third parties. Such litigation could result in substantial costs to and diversion of resources by the Company and could have a material adverse effect on the Company. There can be no assurance that any of the Company's patents would ultimately be held valid or that efforts to defend any of its patents, trade secrets, know-how or other intellectual property rights would be successful. An adverse outcome in any such litigation or proceeding could subject the Company to significant liabilities, require the Company to cease using the subject technology or require the Company to license the subject technology from the third party, all of which could have a material adverse effect on the Company's business.

    In addition to patent protection, the Company relies upon trade secrets, proprietary know-how and continuing technological advances to develop and maintain its competitive position. To maintain the confidentiality of its trade secrets and proprietary information, the Company requires its employees, consultants and collaborative partners to execute confidentiality agreements upon the commencement of their relationships with the Company. In the case of employees, the agreements also provide that all inventions resulting from work performed by them while in the employ of the Company will be the exclusive property of the Company. There can be no assurance, however, that these agreements will not be breached, that the Company would have adequate remedies in the event of any such breach or that the Company's trade secrets or proprietary information will not otherwise become known or developed independently by others.

COMPETITION

    The Company operates in a field in which new developments occur and are expected to continue to occur at a rapid pace. Competition from biotechnology and pharmaceutical companies, joint ventures, academic and other research institutions and others is intense and is expected to increase. Although the Company is a leader in the development of human receptor-targeted drug design technology and believes that the elements of this technology and the manner in which the Company has integrated these elements are proprietary to the Company, one or more of such elements are currently employed by many other pharmaceutical and biotechnology companies in their drug discovery efforts. Moreover, although the Company believes that it has identified new and distinct approaches to drug discovery, there are other companies with drug discovery programs at least some of the objectives of which are the same as or similar to those of the Company. The Company is aware of many pharmaceutical and biotechnology companies that are engaged in efforts to develop compounds that interact with G protein-coupled receptors subtypes, including receptor subtypes with which the Company is working. Many of the Company's competitors are large biotechnology companies and multinational pharmaceutical companies who may employ in such activities greater financial and other resources, including larger research and development staffs and more extensive marketing and manufacturing organizations, than the Company or its collaborative partners. See "Risk Factors--Substantial Competition; Risk of Technological Obsolescence."

    The Company also expects to encounter significant competition with respect to the drugs that it and its collaborative partners plan to develop. Companies that complete clinical trials, obtain required regulatory approvals and commence commercial sales of their drugs before their competitors may achieve a significant competitive advantage. In order to compete successfully, the Company's goal is to obtain patent protection for its gene discoveries and drug discovery systems and to make these systems available to pharmaceutical companies through collaborative and licensing arrangements for use in discovering drugs for major markets which have historically been difficult to address using the traditional approach to drug discovery. There can be no assurance, however, that the Company will obtain patents covering its technology that protect it against competitors. Moreover, there can be no assurance that the Company's competitors will not succeed in developing technologies that circumvent the Company's technology or that such competitors will not succeed in developing technologies and drugs that are more effective than those developed by the Company and its collaborative partners or that would render technology or drugs of the Company and its collaborators less competitive or obsolete. In addition, there can be no assurance that competitors of the Company will not obtain regulatory approvals of their drugs more rapidly than the Company and its collaborative partners, thereby rendering the Company's and its collaborative partners'drugs noncompetitive or obsolete. Moreover, there can be no assurance that the Company's competitors will not obtain patent protection or other intellectual property rights that would limit the Company's or its collaborative partners' ability to use the Company's technology or commercialize its or their drugs. See "Risk Factors--Uncertainty of Patent Protection; Dependence on Proprietary Technology" and "Risk Factors--Substantial Competition; Risk of Technological Obsolescence."

GOVERNMENT REGULATION

    The development, manufacturing and marketing of drugs developed through the use of the Company's technology are subject to regulation by numerous Regulatory Agencies in the United States and in other countries. See "Risk Factors--Stringent Government Regulation; No Assurance of Regulatory Agency Approval." The FDA and comparable Regulatory Agencies in other countries impose mandatory procedures and standards for the conduct of certain preclinical testing and clinical trials and the production and marketing of drugs for human therapeutic use. Product development and approval of a new drug are likely to take many years and involve the expenditure of substantial resources.

    The steps required by the FDA before new drugs may be marketed in the United States include: (i) preclinical studies; (ii) the submission to the FDA of a request for authorization to conduct clinical trials on an investigational new drug; (iii) adequate and well-controlled clinical trials to establish the safety and efficacy of the drug for its intended use; (iv) submission to the FDA of an NDA; and (v) review and approval of the NDA by the FDA before the drug may be shipped or sold commercially.

    In the United States, preclinical testing includes both IN VITRO and IN VIVO laboratory evaluation and characterization of the safety and efficacy of a drug and its formulation. Laboratories involved in preclinical testing must comply with FDA regulations regarding Good Laboratory Practices. Preclinical testing results are submitted to the FDA as part of the IND and are reviewed by the FDA prior to the commencement of human clinical trials. Unless the FDA objects to an IND, the IND will become effective

30 days following its receipt by the FDA. There can be no assurance that submission of an IND will result in the commencement of human clinical trials.

    Clinical trials, which involve the administration of the investigational drug to healthy volunteers or to patients under the supervision of a qualified principal investigator, are typically conducted in three sequential phases, although the phases may overlap with one another. Clinical trials must be conducted in accordance with Good Clinical Practices under protocols that detail the objectives of the study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND. Further, each clinical study must be conducted under the auspices of an independent Institutional Review Board (the "IRB") at the institution where the study will be conducted. The IRB will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution. Compounds must be formulated according to the GMP.

    Phase I clinical trials represent the initial administration of the investigational drug to a small group of healthy human subjects or, more rarely, to a group of selected patients with the targeted disease or disorder. The goal of Phase I clinical trials is typically to test for safety (adverse effects), dose tolerance, absorption, bio-distribution, metabolism, excretion and clinical pharmacology and, if possible, to gain early evidence regarding efficacy.

    Phase II clinical trials involve a small sample of the actual intended patient population and seek to assess the efficacy of the drug for specific targeted indications, to determine dose tolerance and the optimal dose range and to gather additional information relating to safety and potential adverse effects.

    Once an investigational drug is found to have some efficacy and an acceptable safety profile in the targeted patient population, Phase III clinical trials are initiated to establish further clinical safety and efficacy of the investigational drug in a broader sample of the general patient population at geographically dispersed study sites in order to determine the overall risk-benefit ratio of the drug and to provide an adequate basis for all physician labeling. The results of the research and product development, manufacturing, preclinical testing, clinical trials and related information are submitted to the FDA in the form of an NDA for approval of the marketing and shipment of the drug.

    Timetables for the various phases of clinical trials and NDA approval cannot be predicted with any certainty. The Company, its collaborative partners or the FDA may suspend clinical trials at any time if it is believed that individuals participating in such trials are being exposed to unacceptable health risks. Even assuming that clinical trials are completed and that an NDA is submitted to the FDA, there can be no assurance that the NDA will be reviewed by the FDA in a timely manner or that once reviewed, the NDA will be approved. The approval process is affected by a number of factors, including the severity of the targeted indications, the availability of alternative treatments and the risks and benefits demonstrated in clinical trials. The FDA may deny an NDA if applicable regulatory criteria are not satisfied, or may require additional testing or information with respect to the investigational drug. Data obtained from preclinical and clinical activities are susceptible to varying interpretations which could also delay, limit or prevent Regulatory Agency approval. Even if initial FDA approval is obtained, further studies, including post-market studies, may be required in order to provide additional data on safety and will be required in order to gain approval for the use of a product as a treatment for clinical indications other than those for which the product was initially tested. The FDA will also require post-market reporting and may require surveillance programs to monitor the side effects of the drug. Results of post-marketing programs may limit or expand the further marketing of the drug. Further, if there are any modifications to the drug, including changes in indication, manufacturing process or labeling, an NDA supplement may be required to be submitted to the FDA. Finally, delays or rejections may be encountered based upon changes in Regulatory Agency policy during the period of drug development and/or the period of review of any application for Regulatory Agency approval for a compound. Moreover, because the Company's present collaborative partners are, and its future collaborative partners may be, responsible for preclinical testing, clinical trials, regulatory approvals, manufacturing and commercialization of drugs, the ability to obtain and the timing of regulatory approvals are not, and in the future may not be, within the control of the Company. There can be no assurance that the regulatory framework described above will not change or that additional regulations will not arise that may affect approval of a potential drug.

    Each manufacturing establishment for new drugs is required to receive some form of approval by the FDA. Among the conditions for such approval is the requirement that the prospective manufacturer's quality control and manufacturing procedures conform to GMP, which must be followed at all times. In complying with standards set forth in these regulations, manufacturers must continue to expend time, monies and effort in the area of production and quality control to ensure full technical compliance. Manufacturing establishments, both foreign and domestic, are also subject to inspections by or under the authority of the FDA and may be subject to inspections by foreign and other Federal, state or local agencies.

    Prior to the commencement of marketing a product in other countries, approval by the Regulatory Agencies in such countries is required, regardless of whether FDA approval has been obtained for such product. The requirements governing the conduct of clinical trials and product approvals vary widely from country to country, and the time required for approval may be longer or shorter than the time required for FDA approval. Although there are some procedures for unified filings for certain European countries, in general, each country has its own procedures and requirements.

    Delays in obtaining Regulatory Agency approvals could adversely affect the marketing of any drugs developed by the Company or its collaborative partners, impose costly procedures upon the Company's or its collaborative partners' activities, diminish any competitive advantages that the Company or its collaborative partners may attain and adversely affect the Company's ability to receive revenues or royalties. There can be no assurance that, even after such time and expenditures, Regulatory Agency approvals will be obtained for any compounds developed by or in collaboration with the Company. Moreover, even if Regulatory Agency approval for a compound is granted, such approval may entail limitations on the indicated uses for which it may be marketed. Further, approved drugs and their manufacturers are subject to continual review, and discovery of previously unknown problems with a drug or its manufacturer may result in restrictions on such drug or manufacturer, including withdrawal of the drug from the market. Regulatory Agency approval of prices is required in many countries and may be required for the marketing of any drug developed by the Company or its collaborative partners.

    As with many biotechnology and pharmaceutical companies, the Company's activities involve the use of radioactive compounds and hazardous materials. The Company is subject to local, state and Federal laws and regulations relating to occupational safety, laboratory practices, the use, handling and disposition of radioactive materials, environmental protection and hazardous substance control. Although the Company believes that its safety procedures for handling and disposing of radioactive compounds and other hazardous materials used in its research and development activities comply with the standards prescribed by Federal, state and local regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of any such accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company.

SCIENTIFIC CONSULTANTS

    The Company has consulting arrangements with a number of leading academic scientists. The consultants attend project meetings on an AD HOC basis and are frequently contacted by the scientific staff and management for advice. Most of the Company's consultants are paid for their services on a per diem basis and are reimbursed for their travel expenses and other expenses incurred at the request of the Company pursuant to the terms of their consulting arrangements with the Company. Certain other consultants are paid fixed fees for their services on a monthly or quarterly basis. Many of the Company's consultants, including several of those identified below, have purchased shares of Common Stock and have written contracts with the Company pursuant to which they are required to provide to the Company a minimum number of days per year of consulting services.

    The average per diem rate at which the Company pays its consultants is approximately $2,000 and the average number of days per annum that these individuals provide consulting services to the Company is four. During the fiscal year ended December 31, 1996, and the six months ended June 30, 1997, the Company recognized consulting expense of $114,000 and $86,000, respectively.

    None of the consultants is an employee of the Company. Most of the consultants have other commitments to, or consulting or advisory contracts with, their employers and other institutions.

    The Company's consultants include the following individuals:

    DAVID E. CLARKE, PH.D., is a Consultant Scientist for Drug Discovery based in Royston, UK. He is an expert in the identification of receptor subtypes and their relation to physiological function and therapeutic significance. He was previously Distinguished Scientist and Head of the Department of Mechanistic Studies in the Neurobiology Research Unit and the Institute of Pharmacology at Syntex/Roche in the United States where he spent eight years in drug discovery. Prior to entering the industry, Dr. Clarke was a Professor of Pharmacology at the University of Houston, where he spent sixteen years, including four years as Chairman. He is the recipient of numerous honors in pharmacology. Dr. Clarke provides assistance to the Company in the broad field of pharmacology. Dr. Clarke has been a consultant to the Company since 1996.

    RALPH HIRSCHMANN, PH.D., is Rao Makineni Professor of Bioorganic Chemistry at the University of Pennsylvania. Prior to joining the faculty of the University of Pennsylvania, Dr. Hirschmann was with Merck, where he held a number of positions, including, at his retirement in 1987, the position of Senior Vice President--Chemistry. Dr. Hirschmann is an expert in medicinal chemistry, with particular emphasis on peptide synthesis, the design of peptidomimetics and drug-receptor interactions. Dr. Hirschmann has published over 130 papers and is an inventor on approximately 100 patents from his work at Merck and the University of Pennsylvania. Dr. Hirschmann has received numerous awards, including the Nichols Medal (1988), the Gold Medal of the Max Bergmann Kreis (1993) and the Alfred Burger Award of the American Chemical Society
(1994). Dr. Hirschmann has been a consultant to the Company since early 1995, providing assistance to the Company in connection with its drug discovery programs.

    HENRY A. LESTER, PH.D., is Professor of Biology at the California Institute of Technology, and an expert in transmitter receptors, transporters and ion channels. Dr. Lester is a Senator Jacob Javits Investigator of the National Institutes of Health, and the winner of several scientific awards and directs the National Institute of Mental Health Center for Neuroscience at the California Institute of Technology. Dr. Lester provides assistance to the Company in connection with the Company's research programs. Dr. Lester has been a consultant to the Company since 1989.

    RICHARD MILLER, PH.D., is William B. Mabie Professor of Neuroscience in the Department of Pharmacology and Physiological Sciences at the University of Chicago, and an expert in molecular pharmacology. Dr. Miller is the winner of several scientific awards including the John Jacob Abel Award (1983) and an Alfred P. Sloan Research Fellowship. Dr. Miller provides assistance to the Company in connection with the Company's research programs. Dr. Miller has been a consultant to the Company since 1989.

    DAVID J. TRIGGLE, PH.D., is Dean of the School of Pharmacy and University Distinguished Professor at the State University of New York, University of Buffalo. Dr. Triggle is an expert in medicinal chemistry and drug design with particular emphasis on receptors and ion channels. He has published over 350 papers, books and book chapters in the fields of medicinal chemistry and pharmacology. Dr. Triggle has received a number of scientific awards including the Volweiler Research Achievement Award (1988). Dr. Triggle provides assistance in connection with the Company's drug discovery and pharmacology efforts. Dr. Triggle has been a consultant to the Company since 1991.

EMPLOYEES

    As of June 30, 1997, the Company had 117 full-time employees, 40 of whom hold Ph.D. or M.D. degrees. Of the Company's full-time employees, approximately 100 are engaged directly in scientific research and 17 are engaged in general and administrative functions. The Company's scientific staff members have diversified experience and expertise in molecular and cell biology, biochemistry, molecular pharmacology, medicinal, structural, combinatorial and computer-assisted chemistry and information systems.

    All employees have entered into agreements with the Company pursuant to which they are prohibited from disclosing to third parties the Company's proprietary information and assign to the Company all rights to inventions made by them during their employment with the Company. See "--Patents, Proprietary Technology and Trade Secrets."

    The Company's employees are not covered by a collective bargaining agreement, and the Company believes that its relationship with its employees is good.

FACILITIES

    The Company leases laboratory and office space in a facility at 215 College Road in Paramus, New Jersey. The total square footage currently leased by the Company is 41,274. The Company is currently converting a portion of its space into research laboratories. The current expiration date of the lease is December 31, 1999. However, the Company is in the process of negotiating an amendment to the lease which would extend the term through the year 2014 and increase its leased space to approximately 74,000 square feet. See "Use of Proceeds."

LEGAL PROCEEDINGS

    Other than as described under "--Patents, Proprietary Technology and Trade Secrets," the Company is not a party to any legal proceedings. See "Risk Factors--Uncertainty of Patent Protection; Dependence on Proprietary Technology." However, future drug development could expose the Company to product liability claims. See "Risk Factors--Product Liability and Insurance Risks."

                                   MANAGEMENT

    The executive officers and directors of the Company are as follows:

NAME                                             AGE                       POSITION
-------------------------------------------      ---      -------------------------------------------
Kathleen P. Mullinix, Ph.D.................          53   Chairman of the Board of Directors,
                                                          President, Chief Executive Officer
Robert I. Taber, Ph.D......................          61   Senior Vice President for Research and
                                                          Development
Robert L. Spence...........................          50   Senior Vice President, Chief Financial
                                                          Officer and Treasurer
Lisa L. Reiter.............................          38   Vice President, General Counsel and
                                                          Secretary
Richard L. Weinshank, Ph.D.................          41   Vice President of Business Development
Jonathan J. Fleming........................          40   Director
Zola P. Horovitz, Ph.D.....................          62   Director
Eric R. Kandel, M.D........................          67   Director
John E. Lyons..............................          71   Director
Sandra Panem, Ph.D.........................          51   Director
Alison Taunton-Rigby, Ph.D.................          53   Director

    KATHLEEN P. MULLINIX, PH.D., Chairman of the Board, President and Chief Executive Officer, is one of the founders of the Company. Dr. Mullinix joined the Company in October 1987 as its Senior Vice President and Treasurer and became a director in November 1987. In November 1988, Dr. Mullinix became the Company's President, in October 1989, Dr. Mullinix became the Company's Chief Executive Officer and in April 1996, Dr. Mullinix became the Chairman of the Board. From 1981 until 1987, Dr. Mullinix was Vice Provost of Columbia University in the City of New York. Dr. Mullinix holds a Ph.D. in Chemical Biology from Columbia University in the City of New York, completed a Postdoctoral Fellowship at Harvard University and received a B.A. in Chemistry from Trinity College.

    ROBERT I. TABER, PH.D., Senior Vice President for Research and Development, joined the Company in February 1994. From 1991 until 1994, Dr. Taber was Vice President of Pharmaceuticals Research, responsible for research in all therapeutic areas, and, most recently, Vice President, Extramural Research and Development, responsible for acquisition of technology, at The DuPont Merck Pharmaceutical Company. From 1982 until 1990, Dr. Taber held senior management positions at DuPont Pharmaceuticals, including the position of Director, Pharmaceutical and Biotechnology Research, which involved responsibility for all drug discovery research. From 1974 until 1982, Dr. Taber held several positions of increasing responsibility, including the position of Director of Biological Research, responsible for all biology in new drug discovery at Schering-Plough Pharmaceutical Research Division. Dr. Taber holds a Ph.D. in Pharmacology from the Medical College of Virginia and a B.S. in Pharmacy from Rutgers University.

    ROBERT L. SPENCE, Senior Vice President, Chief Financial Officer and Treasurer, joined the Company in March 1990 as the Company's Controller. In June 1991, Mr. Spence became the Company's Chief Financial Officer, Treasurer and Secretary. Mr. Spence held the position of Secretary until February 1994. In December 1996, Mr. Spence became a Senior Vice President of the Company. During the twenty years prior to his joining the Company, Mr. Spence held various financial and operating positions with Becton Dickinson & Company, a medical supplies manufacturing and distribution company. His last position with Becton Dickinson before he joined the Company was Director of Finance and Operations of the Primary Care Diagnostics Division. Mr. Spence holds an M.B.A. in Accounting and a B.S. in Business Management from Fairleigh Dickinson University.

    LISA L. REITER, Vice President, General Counsel and Secretary, joined the Company in February 1994 as General Counsel and Secretary. In September 1995, Ms. Reiter became a Vice President of the Company. From 1985 to 1994, Ms. Reiter was an attorney with the law firm of O'Sullivan Graev & Karabell in New York City. Ms. Reiter holds an LL.M. in Taxation from New York University School of Law, a J.D. from The University of Houston Law Center and a B.A. from Vanderbilt University.

    RICHARD L. WEINSHANK, PH.D., Vice President of Business Development, joined the Company in October 1988 as Staff Scientist in the Company's Molecular and Cell Biology Department. In March 1990, Dr. Weinshank assumed the position of Director, Department of Molecular and Cell Biology, and in February 1995, became Director of Business Development. In January 1996, Dr. Weinshank became Vice President of Business Development. From April 1985 to September 1988, Dr. Weinshank was a Postdoctoral Fellow at Memorial Sloan-Kettering Cancer Center. Dr. Weinshank holds a B.A. in Philosophy from The State University of New York at Buffalo and a Ph.D. in Biochemistry from The University of California at Riverside.

    JONATHAN J. FLEMING, has served as a director of the Company since October 1989. Mr. Fleming served as Chairman of the Board from October 1989 through March 1996. He has been a general partner of Oxford Bioscience Partners II Management Corp., a venture capital fund manager, since 1996. Mr. Fleming has also been a general partner of MVP Ventures, an international venture capital group active in both Europe and North America, since 1988. From 1985 to 1988, Mr. Fleming was a Vice President of TVM Techno Venture Management, a venture capital firm. Mr. Fleming is a director of Selfcare Inc., a healthcare company, and is also a director of several private companies. Mr. Fleming received a B.A. from The University of California at Berkeley and an M.P.A. in Industrial Economics from Princeton University.

    ZOLA P. HOROVITZ, PH.D., became a director of the Company in September 1994. Since 1994, Dr. Horovitz has served as a consultant to biotechnology and pharmaceutical companies. From August 1991 to May 1994, Dr. Horovitz served as Vice President, Business Development and Planning, Pharmaceutical Group of Bristol-Myers Squibb ("BMS"). From 1989 to 1991, Dr. Horovitz served as Vice President, Licensing of BMS, and from 1987 to 1989, Dr. Horovitz served as Vice President, Scientific Liaison of E.R. Squibb, Inc. Prior to 1987, Dr. Horovitz spent approximately 30 years in various management positions in biological research. Dr. Horovitz is also a director of Avigene Inc., Biocryst Pharmaceuticals, Clinicor Inc., Diacrin, Inc., Magainin Pharmaceuticals, Phyton Inc., Procept, Inc. and Roberts Pharmaceutical Corporation and a number of private companies.

    ERIC R. KANDEL, M.D., is one of the founders of the Company. He has been a director of and consultant to the Company since 1987. Dr. Kandel has been University Professor of Columbia University in the City of New York since 1983, and a Senior Investigator of the Howard Hughes Institute since 1984. In addition, Dr. Kandel is the founding director of the Center for Neurobiology and Behavior of Columbia University in the City of New York, a member of the National Academy of Sciences and the winner of numerous awards and honors, including the National Medal of Science (1988) and the Lasker Award. Dr. Kandel is the co-author with James H. Schwartz and Thomas J. Jessel of PRINCIPLES OF NEURAL SCIENCE, the standard textbook in neurobiology, and a leading figure in neuroscience.

    JOHN E. LYONS, became a director of the Company in October 1991. From 1987 until his retirement in 1991, Mr. Lyons served as Vice Chairman and Executive Vice President of Merck and Co., Inc. During the 35 years prior to becoming Executive Vice President, Mr. Lyons served Merck in a variety of positions. Mr. Lyons is also a director of Matrix Pharmaceutical Corporation and Immunex Corporation. Mr. Lyons holds a B.Sc. in Chemistry from Fordham University.

    SANDRA PANEM, PH.D., became a director of the Company in April 1996. Since August 1994, Dr. Panem has been the President of Vector Fund Management, L.P., an affiliate of Vector Securities International, Inc., and is responsible for managing the operations of the Vector Later-Stage Equity Fund, L.P., and Vector Later-Stage Equity Fund II, L.P., funds the principal focus of which is investing in emerging life science companies. From 1992 to 1994, Dr. Panem served as Vice President and Portfolio Manager for the Oppenheimer Global BioTech Fund, a mutual fund that invested in biotechnology companies. She received a B.S. degree in Biochemistry and a Ph.D. in Microbiology from the University of Chicago. Dr. Panem is a director of Martek Biosciences Corporation and IBAH, Inc. and two private companies.

    ALISON TAUNTON-RIGBY, PH.D., became a director of the Company in October 1993. Since 1996, Dr. Taunton-Rigby has been the President and Chief Executive Officer of Aquila Biopharmaceuticals, Inc, the successor-in-interest of the therapeutics business of Cambridge Biotech Corporation. From 1995 to 1996, Dr. Taunton-Rigby was the President and Chief Executive Officer of Cambridge Biotech Corporation. In 1995, prior to Dr. Taunton-Rigby's joining the company, Cambridge Biotech filed a Chapter 11 petition in Federal Bankruptcy Court. From 1993 to 1994, Dr. Taunton-Rigby was the Chief Executive Officer of Mitotix, Inc., another biotechnology company. From 1987 to 1993, Dr. Taunton-Rigby was Senior Vice President, Biotherapeutics at Genzyme Corporation. Dr. Taunton-Rigby is also a director of Aquila Biopharmaceuticals, Inc. and CML Group. Dr. Taunton-Rigby is a graduate of the Advanced Management Program at Harvard Business School and holds a Ph.D. in Chemistry and a B.Sc. in Chemistry from the University of Bristol in England.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of August 31, 1997, and as adjusted to reflect to the sale of the shares of the Common Stock offered hereby by the Company, by
(i) each person known by the Company to be the beneficial owner of more than 5% of its outstanding Common Stock, (ii) each of the Company's directors, (iii) each of the executive officers and (iv) all directors and executive officers as a group.

                                                                                                     PERCENTAGE OF
                                                                                                        TOTAL(2)
                                                                                                ------------------------
                                                                                                  BEFORE        AFTER
NAME AND ADDRESS OF BENEFICIAL OWNER(1)                                                          OFFERING     OFFERING
-----------------------------------------------------------------------------------             -----------  -----------
BVF Partners L.P.(3)...............................................................    849,992        11.1%        8.4%
  333 West Wacker Drive
  Suite 1600
  Chicago, Illinois 60606
Novartis Produkte A.G..............................................................    695,715         9.1%        6.9%
  Klybeckstrasse 141
  CH-4002 Basel
  Switzerland
T. Rowe Price Associates, Inc.(4)..................................................    617,361         8.1%        6.1%
  100 East Pratt Street
  Baltimore, Maryland 21202
Weiss, Peck & Greer, L.L.C.(5).....................................................    405,400         5.3%        4.0%
  One New York Plaza
  New York, New York 10004
Jonathan J. Fleming(6).............................................................    283,377         3.7%        2.8%
Zola P. Horovitz, Ph.D.(7).........................................................      6,774       *            *
Eric R. Kandel, M.D.(8)............................................................     39,121       *            *
John E. Lyons(9)...................................................................      6,671       *            *
Kathleen P. Mullinix, Ph.D.(10)....................................................    212,287         2.7%        2.1%
Sandra Panem, Ph.D.(11)............................................................      3,074       *            *
Alison Taunton-Rigby, Ph.D.(12)....................................................      6,774       *            *
Lisa L. Reiter(13).................................................................     20,056       *            *
Robert L. Spence(14)...............................................................     47,741       *            *
Robert I. Taber, Ph.D.(15).........................................................     34,089       *            *
Richard L. Weinshank, Ph.D.(16)....................................................     19,966       *            *
All executive officers and directors as a group (11 persons) (17)..................    679,930         8.7%        6.6%

------------------------
*    Less than 1%.

(1) Except as otherwise indicated above, the address of each stockholder identified above is c/o the Company, 215 College Road, Paramus, New Jersey 07652. Except as indicated in the other footnotes to this table, the persons named in this table have sole voting and investment power with respect to all shares of Common Stock.

(2) Percentage of ownership is based on 7,648,447 shares of Common Stock outstanding on August 31, 1997, and is calculated pursuant to Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Share ownership in the case of each person listed above includes shares issuable upon the exercise of options held by such person as of August 31, 1997, that may be exercised within 60 days after such date for purposes of computing the percentage of Common Stock owned by such person, but not for purposes of computing the percentage of Common Stock owned by any other person.

(3) These shares of Common Stock are beneficially owned by BVF Partners L.P. ("Partners"), and BVF Inc. ("BVF Inc."), the general partner and investment advisor to Partners. Partners is the general partner of Biotechnology Value Fund, L.P. ("BVF, L.P."), an investment limited partnership which beneficially owns 458,592 of such shares. BVF, L.P. disclaims beneficial ownership of the 391,400 shares beneficially owned by Partners on behalf of certain managed investment accounts. The foregoing information relating to Partners, BVF Inc. and BVF, L.P. was obtained from a Schedule 13D filed jointly by Partners, BVF, L.P. and BVF Inc. on July 9, 1997, with the Securities and Exchange Commission ("Commission").

(4) These shares are owned by various individual and institutional investors to which T. Rowe Price Associates, Inc. ("Price Associates") serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Exchange Act, Price Associates is deemed to be a beneficial owner of such shares; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities. The information relating to Price Associates contained herein is based on a Schedule 13F filed by such entity with the Commission as of June 30, 1997, as reported by Nasdaq Online-TM-.

(5) Weiss, Peck & Greer, L.L.C. ("WPG") is registered as a broker-dealer under the Exchange Act and is an investment adviser under the Investment Advisers Act of 1940, as amended, and holds these shares for the discretionary accounts of certain clients. Under the Exchange Act, WPG may be deemed to be a beneficial owner of such shares. WPG and each of its principals expressly disclaim beneficial ownership of such shares. The information relating to WPG contained herein is based on a Schedule 13F filed by such entity with the Commission as of June 30, 1997, as reported by Nasdaq Online-TM-.

(6) Consists of an aggregate of (a) 279,703 shares of Common Stock held by Chestnut III Limited Partnership ("CIII"), Chestnut Capital International III Limited Partnership ("CCI"), MVP Investors Limited Partnership ("MVP"), Late Stage Fund 1990 Limited Partnership ("LSFI") and Late Stage Fund 1991 Limited Partnership ("LSFII"), (b) 200 shares of Common Stock owned by the individual retirement account of Amy Fleming, Mr. Fleming's spouse, (c) 200 shares of Common Stock owned by the individual retirement account of Mr. Fleming, (d) 1,000 shares of Common Stock owned jointly by Mr. Fleming and his spouse, Amy Fleming and (e) 2,274 shares of Common Stock which Mr. Fleming has the right to acquire within 60 days after August 31, 1997. Mr. Fleming, a director of the Company, is a general partner of each of (i) MVP Capital Limited Partnership, which is investment general partner of CCI, LSFI and LSFII, (ii) Chestnut III Management Limited Partnership, which is investment general partner of CIII and (iii) MVP. Mr. Fleming has shared voting and investment power with respect to the shares referred to in the foregoing clause (a) and may be deemed to be the beneficial owner of such shares. Mr. Fleming disclaims beneficial ownership of all of such shares, except those shares representing his pro rata interest in the partnerships referred to therein. Mr. Fleming may also be deemed to be the beneficial owner of the other shares referred to in the foregoing clauses (b) through
    (e). Mr. Fleming expressly disclaims beneficial ownership of the shares referred to in clause (b).

(7) Consists of an aggregate of (a) 4,500 shares of Common Stock and (b) 2,274 shares of Common Stock which Dr. Horovitz has the right to acquire within 60 days after August 31, 1997.

(8) Consists of an aggregate of (a) 36,847 shares of Common Stock and (b) 2,274 shares of Common Stock which Dr. Kandel has the right to acquire within 60 days after August 31, 1997.

(9) Consists of an aggregate of (a) 4,397 shares of Common Stock and (b) 2,274 shares of Common Stock which Mr. Lyons has the right to acquire within 60 days after August 31, 1997.

(10) Consists of an aggregate of (a) 92,210 shares of Common Stock, (b) 379 shares of Common Stock owned by the individual retirement account of Dr. Mullinix and (c) 119,698 shares of Common Stock which Dr. Mullinix has the right to acquire within 60 days after August 31, 1997.

(11) Consists of an aggregate of (a) 800 shares of Common Stock and (b) 2,274 shares of Common Stock which Dr. Panem has the right to acquire within 60 days after August 31, 1997.

(12) Consists of an aggregate of (a) 4,500 shares of Common Stock and (b) 2,274 shares of Common Stock which Dr. Taunton-Rigby has the right to acquire within 60 days after August 31, 1997.

(13) Consists of an aggregate of (a) 853 shares of Common Stock and (b) 19,203 shares of Common Stock which Ms. Reiter has the right to acquire within 60 days after August 31, 1997.

(14) Consists of an aggregate of (a) 31,708 shares of Common Stock, (b) 7,684 shares of Common Stock held by Linda Spence, Mr. Spence's spouse, as custodian for Blake Spence, Mr. Spence's son, under the Uniform Gifts to Minors Act, and (c) 8,349 shares of Common Stock which Mr. Spence has the right to acquire within 60 days after August 31, 1997. Mr. Spence disclaims beneficial ownership of the shares held by Linda Spence.

(15) Consists of an aggregate of (a) 20,427 shares of Common Stock and (b) 13,662 shares of Common Stock which Dr. Taber has the right to acquire within 60 days after August 31, 1997.

(16) Consists of an aggregate of (a) 5,684 shares of Common Stock and (b) 14,282 shares of Common Stock which Dr. Weinshank has the right to acquire within 60 days after August 31, 1997.

(17) Includes (a) 491,092 shares of Common Stock and (b) 188,838 shares of Common Stock which such persons have the right to acquire within 60 days of August 31, 1997. Included are shares held by venture capital funds with which directors and officers listed above are associated.

                          DESCRIPTION OF CAPITAL STOCK

    At September 30, 1997, the authorized capital stock of the Company consisted of 25,000,000 shares of Common Stock, $.01 par value, and 1,000,000 shares of Preferred Stock, $.01 par value.

COMMON STOCK

    Holders of Common Stock are entitled to one vote for each share held of record on all matters on which the holders of Common Stock are entitled to vote and do not have any cumulative voting rights. Subject to preferences that may be applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive such dividends as may from time to time be declared by the Board of Directors of the Company out of funds legally available therefor. Holders of Common Stock have no preemptive, conversion, redemption or sinking fund rights. In the event of a liquidation, dissolution or winding-up of the Company, holders of Common Stock are entitled to share ratably in the assets of the Company, if any, remaining after the payment of all debts and liabilities of the Company and the liquidation preference of any outstanding Preferred Stock. The outstanding shares of Common Stock are, and the shares of Common Stock offered hereby when issued will be, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of any class or series of Preferred Stock which the Company may issue in the future.

    At September 30, 1997, there were 7,649,997 shares of Common Stock outstanding and held of record by approximately 1,070 stockholders.

PREFERRED STOCK

    The Board of Directors is authorized to provide for the issuance of Preferred Stock in one or more classes or series and to fix the number of shares constituting any such class or series, the voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rights, dividend rate, terms of redemption, redemption price or prices, conversion rights and liquidation preferences of the shares constituting any class or series, without any further vote or action by the stockholders of the Company. The issuance of Preferred Stock by the Board of Directors could adversely affect the rights of holders of Common Stock. For example, the issuance of Preferred Stock could result in a class of securities outstanding that would have preferences over the Common Stock with respect to dividends and in liquidation and that could (upon conversion or otherwise) enjoy all of the rights appurtenant to Common Stock.

    In connection with the Rights Plan, the Board of Directors designated 200,000 shares of Series A Preferred Stock, none of which are outstanding as of the date of this Prospectus. Each 1/1000th of a share of the Series A Preferred Stock will be entitled to a preferential quarterly dividend equal to the greater of (i) an amount equal to the dividend, if any, declared for a share of the Common Stock and (ii) $.00025. In the event of liquidation, the holder of each 1/1000th of a share of Series A Preferred Stock will be entitled to a preferential liquidation payment equal to $.01 plus an amount equal to the amount to be distributed with respect to each share of Common Stock. Each 1/1000th of a share of Series A Preferred Stock will have one vote and will vote together with the shares of Common Stock. See "--Stockholders' Rights Plan."

    The authority possessed by the Board of Directors to issue Preferred Stock could potentially be used to discourage attempts by others to obtain control of the Company through merger, tender offer, proxy, consent or otherwise by making such attempts more difficult to achieve or more costly. The Board of Directors may issue Preferred Stock without stockholder approval and with voting and conversion rights which could adversely affect the voting power of holders of Common Stock. There are no agreements or understandings regarding the issuance of Preferred Stock, and the Board of Directors has no present intent to issue Preferred Stock.

WARRANTS

    In connection with a preferred stock financing prior to the Company's initial public offering, Oppenheimer & Co., Inc. ("Oppenheimer") acted as one of the Company's placement agents. As consideration therefor, Oppenheimer received the option at the closing of such financing to purchase, at a nominal price, warrants (the "1993 Warrants") exercisable, at a per share price of $9.50, for an aggregate of 144,344 shares of Common Stock. In February 1993, Oppenheimer purchased the 1993 Warrants, all of which are currently exercisable and outstanding as of the date of this Prospectus.

    The exercise price and the number of shares of Common Stock subject to the 1993 Warrants may, under certain circumstances, be subject to adjustment pursuant to anti-dilution provisions contained in the 1993 Warrants. In addition, the holders have certain registration rights with respect to shares of Common Stock issuable upon exercise of the 1993 Warrants. The 1993 Warrants are not transferable except to certain officers of Oppenheimer. In May 1994, Oppenheimer transferred its 1993 Warrants to a number of its officers. See "--Registration Rights."

DELAWARE LAW, CHARTER AND BY-LAW PROVISIONS

    Section 203 of the Delaware General Corporation Law (the "DGCL") prevents an "interested stockholder" (defined in Section 203, generally, as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203, generally, to include mergers or consolidations between a Delaware corporation and an "interested stockholder," transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock) with a publicly-held Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding voting stock held by directors who are also officers of the corporation and by employee benefit plans that do not provide employees with the right to determine confidentially whether shares held by the plan will be voted or tendered in a tender or exchange offer) or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and ratified at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

    The Restated Certificate provides for a Board of Directors of not less than three members, divided into three classes of approximately equal size, with each class to be elected for a three-year term at the annual meeting of stockholders at which such class of directors' term expires. The exact number of directors is fixed by the Board of Directors. Currently, there are eight seats on the Board of Directors, one of which is vacant. Accordingly, only those directors in one class may be changed in any one year, and it would require two years to change a majority of the Board of Directors. Such system of electing directors may have the effect of maintaining the continuity of management and, thus, make it more difficult for the holders of the Company to change the majority of directors. A director of the Company may be removed only with cause, and only with the vote of the holders of at least 60% of the outstanding stock entitled to vote thereon. Any amendment or repeal of any or all of the provisions of the Restated Certificate which relate to the classified Board of Directors or the removal of any director, would require the affirmative vote of at least 80% of the outstanding stock entitled to vote thereon and a majority of the Board of Directors.

    The Restated Certificate and By-laws of the Company (i) require the approval of a majority of the members of the Board of Directors in order for a special meeting of stockholders to be called, (ii) prohibit the stockholders of the Company from taking action by written consent in lieu of a meeting, (iii) permit amendment of the By-laws only with the approval of the holders of at least 67% of the outstanding voting stock and (iv) require advance notice by stockholders of an intention to nominate persons for election to the Board of Directors. Such provisions could have the effect of discouraging attempts by others to obtain control of the Company or delaying changes in control or management of the Company. The provisions of the Restated Certificate and the By-laws described above could have the effect of depriving the owners of shares in the Company of opportunities to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Company in a tender offer or similar transaction. The overall effect of these provisions is to render more difficult the accomplishment of a merger or the assumption of control by a principal stockholder.

    The Restated Certificate also contains provisions which eliminate the personal liability of directors for monetary damages resulting from breaches of their fiduciary duty other than liability for breaches of the duty of loyalty to the Company or its stockholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under
Section 174 of the DGCL or any transaction from which the director derived an improper personal benefit. The By-laws contain provisions requiring the indemnification of the Company's directors and officers to the fullest extent permitted by Section 145 of the DGCL, including circumstances in which indemnification is otherwise discretionary. The Company believes that these provisions are necessary to attract and retain qualified persons as directors and officers.

STOCKHOLDERS' RIGHTS PLAN

    In November 1995, the Board of Directors adopted the Rights Plan. The Rights Plan became effective in December 1995. Under the Rights Plan, one Right was distributed as a dividend with respect to each share of Common Stock issued and outstanding on December 19, 1995, and one additional Right is deemed to be delivered with each share of Common Stock issued by the Company subsequent to December 19, 1995. The shares of Common Stock issued by the Company in the Offering will be deemed to be accompanied by Rights in accordance with the provisions of the Rights Plan.

    Prior to the Distribution Date (as defined below), the Rights will not be exercisable, will trade in tandem with the Common Stock and will be evidenced by the same stock certificates that evidence the related shares of Common Stock. On the Distribution Date, the Rights will detach from the Common Stock, will trade separately and will be evidenced by separate Rights certificates. The "Distribution Date" will be the earliest of (i) the close of the tenth business day following the acquisition by any person or group of beneficial ownership of 15% or more of the outstanding Common Stock (any such person being referred to as a "15% Stockholder" and the date of such acquisition being referred to as the "Flip-In Date"), (ii) the close of the tenth business day following the date of the commencement of, or the announcement by any person or group of an intention to make, a tender offer or exchange offer, the consummation of which would cause any person or group to become a 15% Stockholder (the date of such tenth business day (or later day) being the "Tender/Exchange Offer Date") or (iii) such later date as the Board of Directors may determine in its sole discretion, but not later than the 30th day after an event described in (i) or (ii).

    Once the Distribution Date has occurred, the Rights will be exercisable. Between the Distribution Date and the Flip-In Date, each Right will be exercisable to purchase from the Company 1/1000th of a share of Series A Preferred Stock at an exercise price of $160.00.

    The economic value of each 1/1000th of a share of Series A Preferred Stock is intended to approximate the theoretical value of one share of Common Stock. Each 1/1000th of a share of the Series A Preferred Stock will be entitled to a preferential quarterly dividend equal to the larger of (i) an amount equal to the dividend, if any, declared for a share of Common Stock and (ii) $.00025. In the event of liquidation, the holder of each 1/1000th of a share of Series A Preferred Stock will be entitled to a preferential liquidation payment equal to $.01 plus an amount equal to the amount to be distributed with respect to each share of Common Stock. Each 1/1000th of a share of Series A Preferred Stock will have one vote and will vote together with the shares of Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each 1/1000th of a share of the Series A Preferred Stock will be entitled to receive an amount equal to the amount received per share of Common Stock. The Rights Plan includes customary anti-dilution provisions. The Series A Preferred Stock will be junior to any other series of Preferred Stock that may be authorized and issued by the Company, unless the terms of any such other series provide otherwise. The Series A Preferred Stock is issuable only upon the exercise of Rights and will not be redeemable. Once the shares of Series A Preferred Stock are issued, the Restated Certificate may not be amended in a manner that would materially alter or change the powers, preferences or special rights of the Series A Preferred Stock so as to affect them adversely without the affirmative vote of the holders of a majority or more of the outstanding shares of Series A Preferred Stock, voting separately as a class. At any time that dividends on the Series A Preferred Stock in an aggregate amount equal to dividends payable for six quarters are in arrears, the holders of the Series A Preferred Stock will have the right to a separate class vote to elect two directors to the Board of Directors (in addition to the then authorized number of directors) at a special meeting or the next annual meeting of stockholders. Upon payment of all dividend arrearages, the terms of the two directors elected by the holders of the Series A Preferred Stock will expire.

    Following the close of business on the later of the Distribution Date and the Flip-In Date, each Right (other than Rights held by the 15% Stockholder) will be exercisable to purchase, at the then current exercise price, shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a market value equal to two times the exercise price of the Right.

    The "Flip-Over Date" is the first date, on or after the Flip-In Date, upon which the Company is acquired in a merger or other business combination in which the Company is not the surviving corporation or in which the outstanding Common Stock is changed into or exchanged for stock or assets of another person, or upon which 50% or more of the Company's consolidated assets or earning power are sold. On the later of the Distribution Date and the Flip-In Date, each Right (other than Rights held by the 15% Stockholder) will become exercisable to purchase, at the then current exercise price, shares of Common Stock of the surviving corporation or the acquiror having a market value equal to two times the exercise price of the Right.

    At any time prior to the earlier of (i) the tenth business day following the Flip-In Date (or such later date as the Board of Directors may determine in its sole discretion, but not later than the 30th day) or (ii) the expiration of the Rights, the Board of Directors may, at its option, call the Rights for redemption in whole, but not in part, at a price of $.01 per Right, subject to certain restrictions contained in the Rights Plan. Immediately upon the calling of the Rights for redemption, the right to exercise Rights will terminate and the only right of the holders of Rights thereafter will be to receive the redemption price.

    Prior to the Distribution Date, the Board of Directors may, from time to time, without the approval of any holder of Rights, supplement or amend any provision of the Rights Plan, whether or not such supplement or amendment is adverse to any holder of Rights. Subsequent to the Distribution Date, the Rights Plan may not be supplemented or amended in any manner that would materially and adversely affect any holder of outstanding Rights other than a 15% Stockholder.

    Until a Right is exercised for Common Stock or Series A Preferred Stock (the "New Stock"), the holder thereof, as such, will have no rights as a holder of the New Stock, including without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for shares of Common Stock (or other consideration) or for Common Stock of the surviving corporation or the acquiror.

    The Rights will expire in 2005 (unless they have been earlier redeemed or exchanged) unless the Distribution Date occurs prior to that time, in which case the Rights will expire on the tenth anniversary of the Distribution Date.

    The Rights Plan may discourage certain types of transactions involving an actual or potential change in control of the Company which could be beneficial to the Company or its stockholders. See "Risk Factors--Effect of Stockholders' Rights Plan and Certain Anti-Takeover Provisions."

REGISTRATION RIGHTS

    As of September 30, 1997, pursuant to a Third Amended and Restated Registration Rights Agreement dated as of January 19, 1993, as amended (the "Registration Rights Agreement"), the holders of approximately 2.1 million shares of Common Stock and warrants to purchase 144,344 shares of Common Stock (collectively, the "Holders") were entitled to certain registration rights with respect to the registration under the Securities Act of the shares of Common Stock beneficially owned by them (the "Registrable Securities"). Under the Registration Rights Agreement, subject to certain exceptions, each Holder of Registrable Securities may cause Synaptic to register such Holder's Registrable Securities for public sale pursuant to a registration statement on Form S-3 an unlimited number of times, except that the Company is not obligated to effect more than one such registration during any six-month period. In addition, the Holders have certain piggyback rights with respect to any registration of shares of Common Stock by the Company for its own account, including shares to be sold through an underwritten primary offering. Synaptic is required to bear all expenses relating to the registration of Registrable Shares except for selling expenses, which are required to be paid by the Holders on a pro rata basis. Synaptic is required to indemnify the Holders and the underwriters for such Holders, if any, under certain circumstances.

    Under certain conditions, registration rights may be transferred to a transferee of Registrable Securities. Registration rights granted under the Registration Rights Agreement may be amended or waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of Synaptic and the Holders of 60% of the Registrable Securities then outstanding.

    The piggyback registration rights of the Holders with respect to the Offering have been waived.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement (the "Underwriting Agreement") between the Company and Bear, Stearns & Co. Inc., Hambrecht & Quist LLC, and Vector Securities International, Inc., as Representatives of the Underwriters, each of the Underwriters named below has severally agreed to purchase from the Company, and the Company has agreed to sell to each Underwriter, the respective number of shares of Common Stock set forth opposite its name below:

                                                                             NUMBER OF
                                UNDERWRITER                                    SHARES
---------------------------------------------------------------------------  ----------
Bear, Stearns & Co. Inc....................................................
Hambrecht & Quist LLC......................................................
Vector Securities International, Inc.......................................
                                                                             ----------
        Total..............................................................   2,500,000
                                                                             ----------
                                                                             ----------

    The Underwriting Agreement provides that the obligations of the several Underwriters to purchase shares of Common Stock are subject to approval of certain legal matters by counsel and to certain other conditions precedent. If any of the shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares of Common Stock (other than shares of Common Stock covered by the over-allotment option described below) must be so purchased.

    The Underwriters propose to offer the shares of Common Stock directly to the public at the public Offering price set forth on the cover page of this
Prospectus, and at such price less a concession not in excess of $      per
share of Common Stock to certain other dealers who are members of the National Association of Securities Dealers, Inc. The Underwriters may allow, and such
dealers may reallow, concessions not in excess of $      per share to certain
other dealers. After the public offering, the Offering price and other selling terms may be changed by the Underwriters. The Common Stock is quoted on Nasdaq.

    The Underwriters have been granted a 30-day over-allotment option by the Company to purchase up to 375,000 additional shares of Common Stock, exercisable at the public Offering price less the underwriting discount. If the Underwriters exercise such over-allotment option, then each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase from the Company approximately the same percentage thereof as the number of shares of Common Stock to be purchased by it as shown in the above table bears to the 2,500,000 shares of Common Stock offered hereby. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby.

    The officers and directors of the Company and certain holders of the Common
Stock, who collectively hold approximately       shares of Common Stock, have
agreed that, subject to certain exceptions set forth in the Underwriting Agreement, they will not, directly or indirectly, offer for sale, sell, distribute, contract to sell, pledge, make a short sale, grant any option for the sale of or otherwise dispose of, transfer or engage in any hedging or other transaction that is designed or reasonably expected to lead to a disposition of (or announce any such offer, sale, distribution, contract, pledge, grant of an option to purchase or other disposition or transaction relating to) any shares of Common Stock, any option or warrant to purchase shares of Common Stock or any securities convertible into, exercisable for or exchangeable for shares of Common Stock owned by them prior to the expiration of 90 days from the date of this Prospectus without the prior written consent of Bear, Stearns & Co. Inc., acting alone, or the Representatives, acting jointly. After such 90-day period, such persons will be entitled to sell, distribute or otherwise dispose any shares of Common Stock, any option or warrant to purchase shares of Common Stock or any securities convertible into, exercisable for or exchangeable for shares of Common Stock that they hold subject to the provisions of applicable securities laws.

    The Company has agreed that it will not, directly or indirectly, issue, offer for sale, sell, distribute, contract to sell, pledge, make a short sale, or grant options to purchase or otherwise dispose of, transfer or engage in any hedging or other transaction that is designed or reasonably expected to lead to a disposition of (or announce any such issuance, offer, sale, distribution, contract, pledge, grant of an option to purchase or other disposition or transaction relating to) any shares of its Common Stock, any option or warrant to purchase shares of Common Stock or any securities convertible into, exercisable for or exchangeable for shares of Common Stock, except with respect to options or other rights outstanding on the date of this Prospectus or pursuant to the Company's stock option plans or in connection with transactions involving the Company and other entities or individuals such as joint ventures, acquisitions, mergers or similar transactions, for a period of 90 days after the date of this Prospectus without the prior written consent of Bear, Stearns & Co. Inc., acting alone, or the Representatives, acting jointly.

    The Underwriting Agreement provides that the Company will indemnify the Underwriters and controlling persons, if any, against certain liabilities, including liabilities under the Securities Act, or will contribute to payments which the Underwriters or any such controlling persons may be required to make in respect thereof.

    In order to facilitate the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock during and after the Offering. Specifically, the Underwriters may over-allot or otherwise create a short position in the Common Stock for their own account by selling more shares of Common Stock than have been sold to them by the Company. The Underwriters may elect to cover any such short position by purchasing shares of Common Stock in the open market or by exercising the over-allotment option granted to the Underwriters. In addition, the Underwriters may stabilize or maintain the price of the Common Stock by bidding for or purchasing shares of Common Stock in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the Offering are reclaimed if shares of Common Stock previously distributed in the Offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the Common Stock to the extent that it discourages resales thereof. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected on Nasdaq or otherwise and, if commenced, may be discontinued at any time.

    Certain persons participating in the Offering may engage in passive market making transactions in the Common Stock on Nasdaq in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 permits, upon the satisfaction of certain conditions, underwriting and selling group members participating in a distribution that are also registered Nasdaq market makers in the security being distributed (or a related security) to engage in limited passive market making transactions during the period when Regulation M would otherwise prohibit such activity. In general, a passive market maker may not bid for or purchase a security at a price that exceeds the highest independent bid for those securities by a person that is not participating in the distribution and must identify its passive market making bids on the Nasdaq electronic inter-dealer reporting system. In addition, the net daily purchases made by a passive market maker generally may not exceed 30% of such market maker's average daily trading volume in the security for the two full consecutive calendar months (or any 60 consecutive days ending within 10 days) immediately preceding the date of filing of the Registration Statement of which this Prospectus forms a part.

    Vector Securities International, Inc. is serving as one of the Company's managing underwriters in the Offering. Vector Fund Management, L.P. ("Vector Management") is the asset management affiliate of Vector Securities. Sandra Panem, a director of the Company, is the President of Vector Management and may in the future receive some benefit in respect of the customary underwriting fees paid by the Company to Vector Securities in connection with the Offering.

    In the ordinary course of their respective businesses, certain of the Underwriters or their affiliates have engaged, and in the future may engage, in investment banking transactions with the Company.

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby will be passed upon for the Company by Baker & Botts, L.L.P., New York, New York. Certain legal matters will be passed upon for the Company by Lisa L. Reiter, General Counsel for the Company. Certain legal issues relating to patent matters will be passed upon for the Company by Cooper & Dunham LLP, New York, New York. As of the date of this Prospectus, a partner of Cooper & Dunham LLP owns shares of the Company's Common Stock. Certain legal matters relating to the Offering will be passed upon for the Underwriters by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York.

                                    EXPERTS

    The financial statements of Synaptic Pharmaceutical Corporation at December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996, appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement. Statements contained in this Prospectus regarding the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement or the documents incorporated into the Prospectus by reference, each such statement being qualified in all respects by such reference.

    The Company is subject to the reporting requirements of the Exchange Act and in accordance therewith files annual and quarterly reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected at the Commission's Public Reference Section, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Commission's regional offices at 7 World Trade Center, 13th Floor, New York, New York 10048; and Northwest Atrium Center, 500 West Madison Street, Room 1400, Chicago, Illinois 60661-2511. Copies of such materials can also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Common Stock is traded on the National Market tier of The Nasdaq Stock Market, and copies of such reports, proxy statements and other information can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                     INFORMATION INCORPORATED BY REFERENCE

    The following documents filed by the Company with the Commission are hereby incorporated by reference in this Prospectus: (1) the Annual Report of the Company on Form 10-K for the fiscal year ended December 31, 1996; (2) the Quarterly Report of the Company on Form 10-Q for the quarter ended

March 31, 1997; (3) the Quarterly Report of the Company on Form 10-Q for the quarter ended June 30, 1997; and (4) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed on December 7, 1995.

    All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference herein (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into any such document). Requests for such documents should be submitted to the Secretary of the Company at the Company's principal executive offices at 215 College Road, Paramus, New Jersey 07652-1431, telephone number (201) 261-1331.

                            ------------------------

    Imitrex-Registered Trademark-, Wellbutrin-Registered Trademark-, Zantac-Registered Trademark- and Zyban-Registered Trademark- are registered trademarks of Glaxo Wellcome Inc. BuSpar-Registered Trademark- is the registered trademark of Bristol Myers Squibb Co. Tagamet-Registered Trademark-, Benzedrine-Registered Trademark-, Dexedrine-Registered Trademark- and Paxil-Registered Trademark- are registered trademarks of SmithKline Beecham Pharmaceuticals. Hytrin-Registered Trademark- and Depakote-Registered Trademark-are registered trademarks of Abbott Laboratories. Valium-Registered Trademark-is the registered trademark of Roche Laboratories, Inc.
Prozac-Registered Trademark- is the registered trademark of Lilly and Dista Products. Proscar-Registered Trademark- and Blocadren-Registered Trademark- are registered trademarks of Merck. Sansert-Registered Trademark- is the registered trademark of Novartis. Inderal-Registered Trademark- and Redux-Registered Trademark- are registered trademarks of Wyeth Ayerst Laboratories. Pondimin-Registered Trademark- is the registered trademark of A.H. Robins Co. Zoloft-Registered Trademark- and Cardura-Registered Trademark- are registered trademarks of Pfizer Inc. Flomax-Registered Trademark- is the registered trademark of Boehringer Ingelheim Pharmaceuticals Inc. Claritin-Registered Trademark- is the registered trademark of Schering Corporation. Propulsid-Registered Trademark- is the registered trademark of Janssen Pharmaceutica. All other brand names or trademarks appearing in this Prospectus are the property of their respective owners.

                            ------------------------

                      SYNAPTIC PHARMACEUTICAL CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                                -----
Report of Independent Auditors.............................................................................         F-2
Balance Sheets at December 31, 1995 and 1996 and unaudited at June 30, 1997................................         F-3
Statements of Operations for the Years Ended December 31, 1994, 1995 and 1996 and unaudited for the Six
  Months Ended June 30, 1996 and 1997......................................................................         F-4
Statements of Stockholders' Equity (Deficiency) for the Years Ended December 31, 1994, 1995 and 1996 and
  unaudited for the Six Months Ended June 30, 1997.........................................................         F-5
Statements of Cash Flows for the Years Ended December 31, 1994, 1995 and 1996 and unaudited for the Six
  Months Ended June 30, 1996 and 1997......................................................................         F-7
Notes to Financial Statements..............................................................................         F-8

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders

SYNAPTIC PHARMACEUTICAL CORPORATION

    We have audited the accompanying balance sheets of Synaptic Pharmaceutical Corporation as of December 31, 1995 and 1996, and the related statements of operations, stockholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Synaptic Pharmaceutical Corporation at December 31, 1995 and 1996 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                                               ERNST & YOUNG LLP

Hackensack, New Jersey

February 18, 1997

                      SYNAPTIC PHARMACEUTICAL CORPORATION

                                 BALANCE SHEETS

                                                                              DECEMBER 31,
                                                                      ----------------------------
                                                                          1995           1996       JUNE 30, 1997
                                                                      -------------  -------------  -------------

                                                                                                     (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.........................................  $  27,680,969  $   4,588,731  $   7,332,148
  Restricted cash...................................................             --             --        712,000
  Marketable securities--current maturities.........................      7,932,322     21,418,869     20,218,108
  Revenue receivable under license agreement........................        129,208        191,666        191,666
  Restricted securities.............................................        770,000        712,000             --
  Other current assets..............................................        351,296        457,915        587,961
                                                                      -------------  -------------  -------------
      Total current assets..........................................     36,863,795     27,369,181     29,041,883
Property and equipment, net.........................................      2,232,418      2,664,129      3,909,747
Marketable securities...............................................        404,375      8,676,682      3,548,235
Patent and patent application costs, net of accumulated amortization
  (1995--$443,986; 1996--$729,798;
  1997--$897,967)...................................................      1,412,155      1,644,602      1,476,433
                                                                      -------------  -------------  -------------
                                                                      $  40,912,743  $  40,354,594  $  37,976,298
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of capital lease obligations......................  $     152,282  $     106,472  $      45,177
  Accounts payable..................................................        196,750        638,751        385,964
  Accrued liabilities...............................................        660,481        189,010        300,675
  Accrued compensation..............................................        306,851        380,000        204,000
  Unearned revenue under research agreements........................        820,720             --             --
                                                                      -------------  -------------  -------------
      Total current liabilities.....................................      2,137,084      1,314,233        935,816
Capital lease obligations, less current portion.....................        106,472             --             --
Commitments and contingencies
Stockholders' equity:
  Preferred Stock, $.01 par value; authorized--1,000,000 shares.....             --             --             --
  Common Stock, $.01 par value; authorized--25,000,000 shares;
    issued--7,326,368 shares in 1995, 7,633,543 shares in 1996 and
    7,646,579 shares in 1997; outstanding--7,325,493 shares in 1995,
    7,633,543 shares in 1996 and 7,646,579 shares in 1997...........         73,264         76,335         76,466
Additional paid-in capital..........................................     59,952,735     63,231,188     63,247,098
Net unrealized gains (losses) on securities.........................        196,384         (1,162)         5,611
Deferred compensation...............................................       (208,952)      (296,480)      (224,248)
Note receivable from stockholder....................................         (6,134)            --             --
Accumulated deficit.................................................    (21,336,465)   (23,969,520)   (26,064,445)
                                                                      -------------  -------------  -------------
                                                                         38,670,832     39,040,361     37,040,482
Less: Treasury stock, at cost.......................................         (1,645)            --             --
      Total stockholders' equity....................................     38,669,187     39,040,361     37,040,482
                                                                      -------------  -------------  -------------
                                                                      $  40,912,743  $  40,354,594  $  37,976,298
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

                       See notes to financial statements.

                      SYNAPTIC PHARMACEUTICAL CORPORATION

                            STATEMENTS OF OPERATIONS

                                                 YEARS ENDED DECEMBER 31,             SIX MONTHS ENDED JUNE 30,
                                        -------------------------------------------  ----------------------------
                                            1994           1995           1996           1996           1997
                                        -------------  -------------  -------------  -------------  -------------

                                                                                             (UNAUDITED)
Revenues:
  Contract revenue....................  $   4,763,124  $   7,670,491  $   6,942,928  $   3,422,170  $   5,309,687
  License revenue.....................             --             --      2,000,000             --             --
  Grant revenue.......................        280,000        307,000        537,760        140,000        242,240
                                        -------------  -------------  -------------  -------------  -------------
    Total revenues....................      5,043,124      7,977,491      9,480,688      3,562,170      5,551,927
Expenses:
  Research and development............      9,308,917      9,863,769     11,336,756      5,484,292      6,690,497
  General and administrative..........      1,912,081      2,214,897      2,982,449      1,363,852      1,922,133
                                        -------------  -------------  -------------  -------------  -------------
    Total expenses....................     11,220,998     12,078,666     14,319,205      6,848,144      8,612,630
                                        -------------  -------------  -------------  -------------  -------------
Loss from operations..................     (6,177,874)    (4,101,175)    (4,838,517)    (3,285,974)    (3,060,703)
Other income, net:
  Interest income.....................        692,985        748,395      2,012,847        926,165        969,827
  Interest expense....................        (45,223)       (32,975)       (19,545)       (11,702)        (4,049)
  Gain on sale of securities..........          3,391         18,404        212,160        212,160             --
                                        -------------  -------------  -------------  -------------  -------------
Other income, net.....................        651,153        733,824      2,205,462      1,126,623        965,778
                                        -------------  -------------  -------------  -------------  -------------
Net loss..............................  $  (5,526,721) $  (3,367,351) $  (2,633,055) $  (2,159,351) $  (2,094,925)
                                        -------------  -------------  -------------  -------------  -------------
                                        -------------  -------------  -------------  -------------  -------------
Net loss per share....................                 $       (4.76) $       (0.35) $       (0.29) $       (0.27)
                                                       -------------  -------------  -------------  -------------
                                                       -------------  -------------  -------------  -------------
Shares used in computation of net loss
  per share...........................                       707,094      7,577,610      7,534,736      7,640,454
                                                       -------------  -------------  -------------  -------------
                                                       -------------  -------------  -------------  -------------

                       See notes to financial statements.

                      SYNAPTIC PHARMACEUTICAL CORPORATION

                STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

                                                                              NET                          NOTES
                                        COMMON STOCK        ADDITIONAL     UNREALIZED                    RECEIVABLE
                                   -----------------------    PAID-IN    GAINS (LOSSES)    DEFERRED         FROM       ACCUMULATED
                                     SHARES      AMOUNT       CAPITAL    ON SECURITIES   COMPENSATION   STOCKHOLDERS     DEFICIT
                                   ----------  -----------  -----------  --------------  -------------  ------------  --------------
Balance at January 1, 1994.......     329,181   $ 3,292   $ 624,864    $ 55,370     $(151,448)   $(16,993)  $(12,442,393)
Purchase of 848 shares of
  Treasury Stock at cost.........          --          --            --            --              --            --               --
Payments received on notes
  receivable from stockholders...          --          --            --            --              --         5,207               --
Deferred Compensation related to
  Stock Incentive Plan...........          --          --        14,955            --         (14,955)           --               --
Forfeiture of Deferred
  Compensation related to Stock
  Incentive Plan.................          --          --          (607)           --             607            --               --
Amortization of Deferred
  Compensation...................          --          --            --            --          60,554            --               --
Issuance of 3,293 shares of
  Treasury Stock.................          --          --         3,725            --              --            --               --
Issuance of 11,012 shares of
  common stock...................      11,012         110        19,272            --              --            --               --
Adjustment to reflect net
  unrealized holding loss on
  securities.....................          --          --            --      (226,110)             --            --               --
Net loss for the year ended
  December 31, 1994..............          --          --            --            --              --            --     (5,526,721)
                                   ----------  -----------  -----------  --------------  -------------  ------------  --------------
Balance at December 31, 1994.....     340,193       3,402       662,209      (170,740)       (105,242)      (11,786)   (17,969,114)
Purchase of 1,893 shares of
  Treasury Stock at cost.........          --          --            --            --              --            --               --
Payments received on notes
  receivable from stockholders...          --          --            --            --              --         5,652               --
Deferred Compensation related to
  Stock Incentive Plan...........          --          --       190,674            --        (190,674)           --               --
Forfeiture of Deferred
  Compensation related to Stock
  Incentive Plan.................          --          --        (1,075)           --           1,075            --               --
Amortization of Deferred
  Compensation...................          --          --            --            --          85,889            --               --
Issuance of 1,646 shares of
  Treasury Stock.................          --          --           736            --              --            --               --
Issuance of 57,769 shares of
  common stock to employees and
  consultants....................      57,769         578       257,978            --              --            --               --
Issuance of 2,000,000 shares of
  common stock in initial public
  offering.......................   2,000,000      20,000    22,692,401            --              --            --               --
Conversion of preferred stock....   4,928,382      49,284    36,149,812            --              --            --               --
Adjustment to reflect net
  unrealized holding gain on
  securities.....................          --          --            --       367,124              --            --               --
Net loss for the year ended
  December 31, 1995..............          --          --            --            --              --            --     (3,367,351)
Fractional shares issued in
  reverse stock split............          24          --            --            --              --            --               --
                                   ----------  -----------  -----------  --------------  -------------  ------------  --------------
Balance at December 31, 1995.....   7,326,368      73,264    59,952,735       196,384        (208,952)       (6,134)   (21,336,465)

                                                    TOTAL
                                                STOCKHOLDERS'
                                    TREASURY       EQUITY
                                      STOCK     (DEFICIENCY)
                                   -----------  -------------
Balance at January 1, 1994.......   $  (1,945)  $ (11,929,253)
Purchase of 848 shares of
  Treasury Stock at cost.........        (705)           (705)
Payments received on notes
  receivable from stockholders...          --           5,207
Deferred Compensation related to
  Stock Incentive Plan...........          --              --
Forfeiture of Deferred
  Compensation related to Stock
  Incentive Plan.................          --              --
Amortization of Deferred
  Compensation...................          --          60,554
Issuance of 3,293 shares of
  Treasury Stock.................       2,070           5,795
Issuance of 11,012 shares of
  common stock...................          --          19,382
Adjustment to reflect net
  unrealized holding loss on
  securities.....................          --        (226,110)
Net loss for the year ended
  December 31, 1994..............          --      (5,526,721)
                                   -----------  -------------
Balance at December 31, 1994.....        (580)    (17,591,851)
Purchase of 1,893 shares of
  Treasury Stock at cost.........      (3,449)         (3,449)
Payments received on notes
  receivable from stockholders...          --           5,652
Deferred Compensation related to
  Stock Incentive Plan...........          --              --
Forfeiture of Deferred
  Compensation related to Stock
  Incentive Plan.................          --              --
Amortization of Deferred
  Compensation...................          --          85,889
Issuance of 1,646 shares of
  Treasury Stock.................       2,384           3,120
Issuance of 57,769 shares of
  common stock to employees and
  consultants....................          --         258,556
Issuance of 2,000,000 shares of
  common stock in initial public
  offering.......................          --      22,712,401
Conversion of preferred stock....          --      36,199,096
Adjustment to reflect net
  unrealized holding gain on
  securities.....................          --         367,124
Net loss for the year ended
  December 31, 1995..............          --      (3,367,351)
Fractional shares issued in
  reverse stock split............          --              --
                                   -----------  -------------
Balance at December 31, 1995.....      (1,645)     38,669,187

                       See notes to financial statements.

                      SYNAPTIC PHARMACEUTICAL CORPORATION

                                                                             NET                           NOTES
                                       COMMON STOCK        ADDITIONAL     UNREALIZED                    RECEIVABLE
                                  ----------------------    PAID-IN     GAINS (LOSSES)    DEFERRED         FROM        ACCUMULATED
                                    SHARES      AMOUNT      CAPITAL     ON SECURITIES   COMPENSATION   STOCKHOLDERS      DEFICIT
                                  -----------  ---------  ------------  --------------  -------------  -------------  -------------
Balance at December 31, 1995....    7,326,368  $  73,264  $ 59,952,735   $    196,384    $  (208,952)    $  (6,134)   $ (21,336,465)
Purchase of 1,190 shares of
  Treasury Stock at cost........           --         --            --             --             --            --               --
Payments received on notes
  receivable from stockholders..           --         --            --             --             --         6,134               --
Deferred Compensation related to
  Stock Incentive Plan..........           --         --       388,100             --       (388,100)           --               --
Forfeiture of Deferred
  Compensation related to Stock
  Incentive Plan................           --         --      (121,200)            --        121,200            --               --
Amortization of Deferred
  Compensation..................           --         --            --             --        179,372            --               --
Issuance of 48,126 shares of
  common stock pursuant to
  exercise of stock options.....       46,061        460        80,952             --             --            --               --
Issuance of 48,114 shares of
  common stock pursuant to
  exercise of stock warrants....       48,114        481       456,606             --             --            --               --
Issuance of 213,000 shares of
  common stock pursuant to
  overallotment option..........      213,000      2,130     2,473,995             --             --            --               --
Adjustment to reflect net
  unrealized holding loss on
  securities....................           --         --            --       (197,546)            --            --               --
Net loss for the year ended
  December 31, 1996.............           --         --            --             --             --            --       (2,633,055)
                                  -----------  ---------  ------------  --------------  -------------  -------------  -------------
Balance at December 31, 1996....    7,633,543     76,335    63,231,188         (1,162)      (296,480)           --      (23,969,520)
Purchase of 313 shares of
  Treasury Stock at cost
  (unaudited)...................           --         --            --             --             --            --               --
Forfeiture of Deferred
  Compensation related to Stock
  Incentive Plan (unaudited)....           --         --        (6,954)            --          6,954            --               --
Amortization of Deferred
  Compensation (unaudited)......           --         --            --             --         65,278            --               --
Issuance of 13,349 shares of
  common stock pursuant to
  exercise of stock options
  (unaudited)...................       13,036        131        22,864             --             --            --               --
Adjustment to reflect net
  unrealized holding gain on
  securities (unaudited)........           --         --            --          6,773             --            --               --
Net loss for the six months
  ended June 30, 1997
  (unaudited)...................           --         --            --             --             --            --       (2,094,925)
                                  -----------  ---------  ------------  --------------  -------------  -------------  -------------
Balance at June 30, 1997
  (unaudited)...................    7,646,579  $  76,466  $ 63,247,098   $      5,611    $  (224,248)    $      --    $ (26,064,445)
                                  -----------  ---------  ------------  --------------  -------------  -------------  -------------
                                  -----------  ---------  ------------  --------------  -------------  -------------  -------------

                                                  TOTAL
                                               STOCKHOLDERS'
                                   TREASURY       EQUITY
                                     STOCK     (DEFICIENCY)
                                  -----------  ------------
Balance at December 31, 1995....   $  (1,645)   $38,669,187
Purchase of 1,190 shares of
  Treasury Stock at cost........      (2,275)       (2,275)
Payments received on notes
  receivable from stockholders..          --         6,134
Deferred Compensation related to
  Stock Incentive Plan..........          --            --
Forfeiture of Deferred
  Compensation related to Stock
  Incentive Plan................          --            --
Amortization of Deferred
  Compensation..................          --       179,372
Issuance of 48,126 shares of
  common stock pursuant to
  exercise of stock options.....       3,920        85,332
Issuance of 48,114 shares of
  common stock pursuant to
  exercise of stock warrants....          --       457,087
Issuance of 213,000 shares of
  common stock pursuant to
  overallotment option..........          --     2,476,125
Adjustment to reflect net
  unrealized holding loss on
  securities....................          --      (197,546)
Net loss for the year ended
  December 31, 1996.............          --    (2,633,055)
                                  -----------  ------------
Balance at December 31, 1996....          --    39,040,361
Purchase of 313 shares of
  Treasury Stock at cost
  (unaudited)...................        (626)         (626)
Forfeiture of Deferred
  Compensation related to Stock
  Incentive Plan (unaudited)....          --            --
Amortization of Deferred
  Compensation (unaudited)......          --        65,278
Issuance of 13,349 shares of
  common stock pursuant to
  exercise of stock options
  (unaudited)...................         626        23,621
Adjustment to reflect net
  unrealized holding gain on
  securities (unaudited)........          --         6,773
Net loss for the six months
  ended June 30, 1997
  (unaudited)...................          --    (2,094,925)
                                  -----------  ------------
Balance at June 30, 1997
  (unaudited)...................   $      --    $37,040,482
                                  -----------  ------------
                                  -----------  ------------

                       See notes to financial statements.

                      SYNAPTIC PHARMACEUTICAL CORPORATION

                            STATEMENTS OF CASH FLOWS

                                                                                              SIX MONTHS
                                                        YEARS ENDED DECEMBER 31,            ENDED JUNE 30,
                                                   -----------------------------------  -----------------------
                                                      1994        1995        1996         1996         1997
                                                   ----------  ----------  -----------  -----------  ----------

                                                                                              (UNAUDITED)
Operating activities:
Net loss.........................................  $(5,526,721) $(3,367,351) $(2,633,055) $(2,159,351) $(2,094,925)
Adjustments to reconcile net loss to net cash
  provided by (used in) operating activities:
  Depreciation and amortization..................     674,486     791,855      959,835      481,248     583,538
  Amortization of premiums/(discounts) on
    securities...................................      16,440      42,465     (157,759)       8,964     (70,925)
  Amortization of deferred compensation and
    other........................................      64,735      86,253      179,372       97,648      65,278
  Gain on sale of securities.....................      (3,391)    (18,404)    (212,160)    (212,160)         --
  Changes in operating assets and liabilities:
    (Increase) decrease in other assets..........    (453,850)    355,928     (106,619)    (367,433)   (130,046)
    Increase (decrease) in accounts payable,
      accrued liabilities and accrued
      compensation...............................      60,619     131,027       43,679     (361,486)   (317,122)
    (Increase) decrease in license agreement
      revenue receivable.........................   1,695,093   1,903,876      (62,458)     129,208          --
    (Decrease) increase in deferred revenue......  (1,309,075)    820,720     (820,720)     328,062          --
                                                   ----------  ----------  -----------  -----------  ----------
  Net cash (used in) provided by operating
    activities...................................  (4,781,664)    746,369   (2,809,885)  (2,055,300) (1,964,202)
Investing activities:
  Proceeds from sale or maturity of
    investments..................................  11,221,728   6,318,507   10,710,000    6,710,000  10,350,000
  Purchases of investments.......................  (13,431,922) (3,669,005) (32,238,481) (30,238,480) (3,943,094)
  Purchases of property and equipment............    (416,792)   (529,035)  (1,105,734)    (440,195) (1,660,987)
  Increase in patent and patent application
    costs........................................    (596,750)   (601,741)    (518,259)    (324,193)         --
  Issuance of loans to employee/stockholder......    (400,000)         --           --           --          --
  Principal payments made by employee
    stockholders.................................     404,182         365           --           --          --
                                                   ----------  ----------  -----------  -----------  ----------
Net cash (used in) provided by investing
  activities.....................................  (3,219,554)  1,519,091  (23,152,474) (24,292,868)  4,745,919
Financing activities:
  Issuance of common stock, net of repurchases...      24,472  22,970,628    3,016,269    2,968,103      22,995
  Issuance of Series 4 Convertible Preferred
    Stock........................................   7,293,357      --          --           --           --
  Payments on capital lease......................    (112,658)   (124,673)    (152,282)     (67,238)    (61,295)
  Payments on notes receivable from
    stockholders.................................       5,207       5,652        6,134        6,134      --
                                                   ----------  ----------  -----------  -----------  ----------
Net cash provided by (used in) financing
  activities.....................................   7,210,378  22,851,607    2,870,121    2,906,999     (38,300)
                                                   ----------  ----------  -----------  -----------  ----------
Net (decrease) increase in cash and cash
  equivalents....................................    (790,840) 25,117,067  (23,092,238) (23,441,169)  2,743,417
Cash and cash equivalents at beginning of
  period.........................................   3,354,742   2,563,902   27,680,969   27,680,969   4,588,731
                                                   ----------  ----------  -----------  -----------  ----------
Cash and cash equivalents at end of period.......  $2,563,902  27,680,969  $ 4,588,731  $ 4,239,800  $7,332,148
                                                   ----------  ----------  -----------  -----------  ----------
                                                   ----------  ----------  -----------  -----------  ----------
Supplemental cash flow disclosure:
Cash paid for interest...........................  $   45,233      32,975  $    19,545  $    11,702  $    4,049
                                                   ----------  ----------  -----------  -----------  ----------
                                                   ----------  ----------  -----------  -----------  ----------

                       See notes to financial statements.

                      SYNAPTIC PHARMACEUTICAL CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

            (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS

                   ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    ORGANIZATION. Synaptic Pharmaceutical Corporation (the "Company") is engaged in the development of a broad platform of enabling technology which it calls "human receptor-targeted drug design technology". The Company is utilizing this technology both to discover and clone the genes that code for human receptor subtypes associated with specific disorders and to design compounds that can potentially be developed as drugs for treating these disorders. The Company makes available this technology to its pharmaceutical partners through licensing and research agreements from which the Company derives the principal portion of its revenue.

    UNAUDITED INTERIM FINANCIAL INFORMATION. The financial statements at June 30, 1997 and for the six months ended June 30, 1996 and 1997 are unaudited but include all adjustments (consisting only of normal recurring adjustments) which the Company considers necessary for a fair presentation of the financial position at such dates and the operating results and cash flows for those periods. Results for interim periods are not necessarily indicative of results for the entire year.

    NET LOSS PER SHARE. Except as noted below, net loss per share is computed using the weighted average number of shares of common stock outstanding. Common equivalent shares from stock options and warrants are excluded from the computation as their effect is anti-dilutive, except that, pursuant to the Securities and Exchange Commission Staff Accounting Bulletins, common and common equivalent shares issued at prices below the offering price during the twelve-month period prior to the Company's initial public offering in December 1995 have been included in the calculation as if they were outstanding for periods prior to the initial public offering (using the treasury stock method and the initial public offering price). Additionally, the effect of common shares issued upon conversion of the convertible redeemable preferred stock on December 19, 1995 is included in net loss per share on a weighted average basis. Historical net loss per share information prior to 1995 is not considered meaningful due to the significant changes in the Company's capital structure which occurred upon the closing of the initial public offering. Accordingly, such per share information is not presented.

    SUPPLEMENTARY NET LOSS PER SHARE. Except as noted below, 1995 supplementary net loss per share of $0.62 is computed using the weighted average number of shares of common stock and convertible redeemable preferred stock amounting to 5,430,127. Common equivalent shares from stock options and warrants are excluded from the computation as their effect is anti-dilutive, except that, pursuant to the Securities and Exchange Commission Staff Accounting Bulletins, common and common equivalent shares issued at prices below the offering price during the twelve-month period prior to the initial public offering have been included in the calculation as if they were outstanding for all periods presented prior to the initial public offering (using the treasury stock method and the initial public offering price). Additionally, the effect of common shares issuable upon conversion of convertible redeemable preferred stock is included in supplementary net loss per share as outstanding for all of 1995.

    REVENUE RECOGNITION. Research funding revenue is recognized ratably over the period of the contract to which it relates. Payments received in advance under such contracts is recorded as deferred revenue until the research is performed. Research milestone payment revenue is recognized at the time the related research milestone is achieved. License revenue represents non-refundable payments for licenses to the Company's technology and drug discovery systems. Non-refundable payments for licenses are recognized

                      SYNAPTIC PHARMACEUTICAL CORPORATION

            (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS

                   ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) at such time as they are received or, if earlier, become guaranteed. Government grant receipts are recorded as revenue in the period in which the related research is performed.

    CASH EQUIVALENTS. Cash equivalents consist of highly liquid investments with a maturity of three months or less when purchased.

    AVAILABLE-FOR-SALE SECURITIES. Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported as a separate component of stockholders' equity. The cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses and declines in value judged to be other than temporary, if any, are included in other income. The cost of securities sold is based on the specific identification method. Investments held as of December 31, 1996 consist primarily of U.S. Government and Federal Agency obligations, U.S. corporate securities and mortgage-backed securities. The maturities range from January 31, 1997 through August 15, 1998.

    The Company has established guidelines relative to diversification, credit ratings and maturities to maintain safety and liquidity. The guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates.

    PROPERTY AND EQUIPMENT. Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (principally 7 years). Depreciation of assets acquired pursuant to capital lease arrangements and leasehold improvements is over the shorter of the estimated useful life or the lease term.

    PATENTS. Prior to October 1, 1996, patent and patent application costs were capitalized and amortized over 7 years or the estimated life of the patent, if less, using the straight-line method. Capitalized costs through October 1, 1996, will continue to be amortized over the remaining portions of their seven-year lives. Effective October 1, 1996, patent and patent application costs are expensed as incurred. The effect in 1996 of this change in accounting estimate was to increase expenses and net loss by $171,000, or $0.02 per share.

    ACCRUED LIABILITIES. Included in accrued liabilities at December 31, 1995 and 1996 are accrued professional fees totaling $252,000 and $68,000, respectively.

    STOCK-BASED COMPENSATION. The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), in accounting for its employee stock options. Under APB No. 25, compensation expense is recognized only when the exercise price of options is below the market price of the underlying stock on the date of grant. Such expense is recognized ratably over the vesting period.

    USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

                      SYNAPTIC PHARMACEUTICAL CORPORATION

            (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS

                   ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    RECLASSIFICATIONS. Certain prior year amounts have been reclassified to conform with the current year presentation.

    NEW ACCOUNTING STANDARD. In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "REPORTING COMPREHENSIVE INCOME." This pronouncement, which is required to be adopted effective January 1, 1998, requires the presentation of a statement of comprehensive income. Comprehensive income is defined as the change in equity of a business enterprise during a period resulting from transactions and other events and circumstances from nonowner sources. Comprehensive income for the Company, in addition to current net loss, will include unrealized gains and losses on marketable securities held for sale, currently recorded in shareholders' equity.

NOTE 2--INVESTMENTS

    The following is a summary of all of the Company's securities. All of the Company's securities are classified as available-for-sale securities. Determination of estimated fair value is based on quoted market prices:

                                                           GROSS        GROSS
                                                        UNREALIZED   UNREALIZED     ESTIMATED
                                             COST          GAIN        (LOSS)      FAIR VALUE
                                         -------------  -----------  -----------  -------------
DECEMBER 31, 1995:
U.S. Treasury obligations and
  obligations of U.S. government
  agencies.............................  $   8,910,313   $ 200,012    $  (3,628)  $   9,106,697
                                         -------------  -----------  -----------  -------------
                                         -------------  -----------  -----------  -------------
DECEMBER 31, 1996:
U.S. Treasury obligations and
  obligations of U.S. government
  agencies.............................  $  20,846,307   $     857    $  (3,841)  $  20,843,323
U.S. corporate securities..............      6,990,759       5,462       (8,591)      6,987,630
Mortgage-backed securities.............      2,971,647       4,951           --       2,976,598
                                         -------------  -----------  -----------  -------------
                                         $  30,808,713   $  11,270    $ (12,432)  $  30,807,551
                                         -------------  -----------  -----------  -------------
                                         -------------  -----------  -----------  -------------

    The gross realized gains on sale of available-for-sale securities for the years ending December 31, 1994, 1995 and 1996 totaled $5,821, $23,958 and $212,160, respectively, and the gross realized losses totaled $2,430, $5,554 and $0, respectively. The net adjustment to unrealized gains (losses) on available-for-sale securities included as a separate component of stockholders' equity totaled $(226,110) in 1994, $367,124 in 1995 and $(197,546) in 1996.

    Included in cash equivalents at December 31, 1995 is approximately $27,272,000 related to investments in money market funds. At December 31, 1996, this amount totaled $4,383,000.

                      SYNAPTIC PHARMACEUTICAL CORPORATION

            (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS

                   ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

NOTE 3--COLLABORATIVE RESEARCH AGREEMENTS

    As of June 30, 1997, the Company was engaged in collaborations with three pharmaceutical companies which accounted for all of the Company's contract and license revenues. In addition, the Company has licensed certain technology to The DuPont Merck Pharmaceutical Company. Details of all of these arrangements are set forth below.

    ELI LILLY AND COMPANY. In January 1991, the Company and Eli Lilly and Company ("Lilly") entered into an agreement to promote the discovery and development of serotonin receptor subtype-selective drugs for the treatment of serotonin-related disorders. The original term of the collaboration was four years, but was extended in January 1995 for an additional four-year period. In October 1996, the size of the collaboration was increased. As part of this agreement, Lilly is providing funding to the Company to support a specified number of the Company's scientists who conduct research as part of the collaboration.

    Revenue recognized in the accompanying financial statements is not subject to repayment. Lilly will also provide the Company with milestone payments and royalties on sales of any products resulting from the collaboration for a period of time based upon the term of the related patents.

    During 1994, 1995 and 1996, the Company recognized $1,903,000, $1,960,000, and $2,011,000, respectively, in revenue under this agreement. During the six month periods ending June 30, 1996 and 1997, the Company recognized $1,006,000 and $2,474,000, respectively, in revenue under this agreement.

    MERCK & CO., INC. In November 1993, the Company and Merck and Co., Inc. ("Merck") entered into an agreement pursuant to which they agreed to collaborate in the identification and development of alpha-1a antagonists, principally for the treatment of BPH. The initial term of the collaboration was three years. In October 1996, the term of the collaboration was extended for an additional one-year period. Under the terms of the agreement, Merck is providing funding to the Company to support a specified number of the Company's scientists who conduct research as part of the collaboration. In addition, Merck is required to pay royalties on sales of any products resulting from the collaboration and is required to make payments upon the achievement of certain milestones.

    As part of the collaboration, Merck received an exclusive worldwide license to use the Company's alpha adrenergic drug discovery systems for the development and commercialization of alpha-1a antagonists, as well as an exclusive worldwide license under several of the Company's related patents and patent applications. The Company retained the right to use its alpha adrenergic technology for the development of alpha adrenergic and other agents that are not alpha-1a antagonists.

    Merck has the right to terminate the Merck Agreement at any time upon 90 days' prior written notice. In the event of any such termination, Merck will not be required to provide the Company with any research funding that has not come due prior to such termination or make certain other payments to the Company that have not come due prior to such termination.

    During 1994, 1995 and 1996, the Company recognized approximately $1,556,000, $1,477,000 and $3,613,000, respectively, in revenue under this agreement. During the six month periods ending June 30, 1996 and 1997, the Company recognized $775,000 and $1,150,000, respectively, in revenue under this agreement.

    At December 31, 1995 and 1996, the Company had a receivable amounting to approximately $129,000 and $192,000, respectively, for certain reimbursable expenditures incurred during the respective periods.

                      SYNAPTIC PHARMACEUTICAL CORPORATION

            (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS

                   ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

NOTE 3--COLLABORATIVE RESEARCH AGREEMENTS (CONTINUED)
    NOVARTIS PHARMA A.G. (A SUBSIDIARY OF THE SUCCESSOR-IN-INTEREST OF CIBA-GEIGY LIMITED). In August 1994, the Company and Ciba-Geigy Limited ("Ciba-Geigy") entered into an agreement pursuant to which they agreed to collaborate in the identification and development of neuropeptide Y drugs for the treatment of obesity and eating disorders, as well as cardiovascular disorders. In May 1996, the Company and Ciba-Geigy entered into a second agreement and an amendment to the first agreement pursuant to which the term of the collaboration was extended by one year and the scope of the collaboration was expanded to provide for research on additional targets for the design of drugs for the treatment of obesity and eating disorders. In December 1996, Ciba-Geigy and Sandoz Limited consolidated to form a new company, Novartis A.G., the pharmaceutical subsidiary of which is Novartis Pharma A.G. ("Novartis"). Novartis assumed Ciba-Geigy's rights and obligations relating to the collaboration. The term of the collaboration will expire on August 4, 1998, but may be further extended by mutual agreement of the parties. As part of the agreements, Novartis is providing funding to the Company to support a specified number of the Company's scientists who conduct research as part of the collaboration. In return for this research support, the Company has granted Novartis an exclusive world-wide license to use the Company's neuropeptide Y technology to develop, manufacture and sell compounds that work through neuropeptide Y receptor subtypes for the treatment of obesity and eating disorders. Novartis is also required to provide the Company with milestone payments and royalties on sales of any products resulting from the collaboration.

    During August 1994, Novartis made a $7,500,000 equity investment in the Company. During December 1995, Novartis made an additional $2,000,000 equity investment in the Company, bringing its aggregate ownership of outstanding shares at December 31, 1996 to 9.1%.

    During 1994, 1995 and 1996, the Company recognized approximately $1,304,000, $4,234,000 and $3,319,000, respectively, in revenue under this agreement. During the six month periods ending June 30, 1996 and 1997, the Company recognized $1,641,000 and $1,686,000, respectively, in revenue under this agreement.

    At December 31, 1995, the Company had recorded approximately $821,000 in deferred revenue representing advance funding for research to be performed in the first quarter of 1996.

    THE DUPONT MERCK PHARMACEUTICAL COMPANY. In February 1996, the Company and The DuPont Merck Pharmaceutical Company ("DuPont Merck") entered into an agreement pursuant to which the Company granted DuPont Merck a nonexclusive license to use certain of the Company's alpha adrenergic drug discovery systems for the development of alpha adrenergic subtype-selective drugs. The license granted to DuPont Merck is expected to expire in February 1998.

                      SYNAPTIC PHARMACEUTICAL CORPORATION

            (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS

                   ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

NOTE 4--PROPERTY AND EQUIPMENT

    Property and equipment consists of the following as of December 31, 1995 and 1996:

                                                                        1995          1996
                                                                    ------------  ------------
Scientific equipment..............................................  $  2,036,843  $  2,960,011
Furniture and fixtures............................................       171,452       183,902
Office equipment..................................................       383,509       432,941
Leasehold improvements............................................     1,168,550     1,224,850
Software..........................................................        47,700        99,540
Equipment under capitalized leases................................       658,077       658,077
                                                                    ------------  ------------
                                                                       4,466,131     5,559,321
Accumulated depreciation and amortization.........................    (2,233,713)   (2,895,192)
                                                                    ------------  ------------
                                                                    $  2,232,418  $  2,664,129
                                                                    ------------  ------------
                                                                    ------------  ------------

NOTE 5--CAPITAL LEASES

    The Company and a bank are parties to a master lease agreement under which $112,000 in securities in the Company's investment account, which is maintained by the bank, was restricted as to use at December 31, 1996.

    In connection with this master lease, the Company leased laboratory and computer equipment with a cost basis of $658,077 under capital leases, the last of which will expire on December 5, 1997. The effective interest rate on the leases approximates 10.5%. The assets are being depreciated over the related lease terms. At the end of each lease term, the Company can exercise a purchase option to acquire the equipment under capital lease at a price equal to 10% of the original cost of such equipment.

    Minimum future lease payments under these capital leases as of December 31, 1996, are as follows:

Year ending December 31, 1997.....................................  $ 112,585
Less amount representing interest.................................     (6,113)
                                                                    ---------
Present value of minimum lease payments...........................  $ 106,472
                                                                    ---------
                                                                    ---------

    Accumulated amortization on leased equipment as of December 31, 1995 and 1996 was $499,125 and $622,882, respectively.

NOTE 6--STOCKHOLDERS' EQUITY

    COMMON STOCK. In December 1995, the Company completed an initial public offering of 2,000,000 shares of its common stock. During January 1996, the underwriters of the initial public offering exercised their over-allotment option to purchase an additional 213,000 shares of common stock. As part of the initial public offering, the then existing convertible redeemable preferred stock automatically converted into 4,928,382 shares of common stock.

                      SYNAPTIC PHARMACEUTICAL CORPORATION

            (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS

                   ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

NOTE 6--STOCKHOLDERS' EQUITY (CONTINUED)
    In connection with the sale of certain convertible redeemable preferred stock which was converted into common stock upon completion of the Company's initial public offering, the placement agents of certain convertible redeemable preferred stock received warrants to purchase 192,458 shares of the Company's common stock at an exercise price of $9.50 per share. During May 1996, 48,114 of these warrants were exercised. At December 31, 1996 and at June 30, 1997, 144,344 shares of common stock were reserved for issuance upon exercise of the remaining warrants which have an expiration date of January 19, 1998.

    STOCKHOLDERS' RIGHTS PLAN. In November 1995, the Company's Board of Directors approved the adoption of a stockholders' rights plan (the "Rights Plan"). The Rights Plan provides for the distribution of one right (a "Right") with respect to each share of outstanding common stock and any new issuances of common stock. Upon completion of the initial public offering in December 1995, the Board of Directors designated Series A Junior Participating Preferred Stock and declared a dividend of one Right with respect to each share of common stock outstanding. Each Right will become exercisable to purchase from the Company, at an exercise price of $160.00, 1/1000th of a share of Series A Junior Participating Preferred Stock or that number of shares of common stock having a market value equal to two times the exercise price of the Right. The Rights generally become exercisable for the Series A Junior Participating Preferred Stock ten days following the announcement by any person or group of an intention to make a tender offer or exchange offer, the consummation of which would cause any person or group to become the owner of 15% or more of the outstanding common stock, and generally become exercisable for common stock ten days following the acquisition by any person or group of more than 15% of the outstanding common stock. The Rights will expire in the year 2005. The Rights Plan may discourage certain types of transactions involving an actual or potential change in control of the Company.

    Each 1/1000th of a share of Series A Junior Participating Preferred Stock will have one vote. Each share of Series A Junior Participating Preferred Stock will be entitled to a preferential quarterly dividend per share equal to the larger of (i) an amount equal to any dividend declared on the common stock and
(ii) $.00025. Additionally, in the event of a liquidation, each 1/1000th of a share of the Series A Junior Participating Preferred Stock would be entitled to a preferential liquidation payment equal to $0.01 plus an amount equal to the amount that would be distributed with respect to each share of common stock.

    PREFERRED STOCK. The Company is authorized to issue up to 1,000,000 shares of preferred stock, 200,000 of which is designated as Series A Junior Participating and 800,000 of which is undesignated. The Board of Directors is authorized to provide for the issuance of preferred stock in one or more classes or series and to fix the number of shares constituting any such class or series, and the voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rights, dividend rate, terms of redemption, redemption price or prices, conversion rights and liquidation preferences of the shares constituting any class or series, without any further vote or action by the shareholders of the Company.

                      SYNAPTIC PHARMACEUTICAL CORPORATION

            (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS

                   ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

NOTE 7--INCENTIVE/STOCK PLANS

    The Company currently has three stock incentive plans; the 1996 Incentive Plan (the "1996 Plan"), the 1988 Amended and Restated Incentive Plan (the "1988 Plan" and, together with the 1996 Plan, the "Incentive Plans") and the 1996 Nonemployee Director Stock Option Plan (the "Director Plan").

    The Company has elected to follow APB No. 25 in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under Financial Accounting Standards Board Statement No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123") requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, compensation expense is required to be recognized when the exercise price of the Company's employee stock options is at a price below the market price of the underlying stock on the date of grant.

    INCENTIVE PLANS. The 1996 Plan and the 1988 Plan were adopted in October 1995 and June 1988, respectively. Under both plans, a committee of the Company's Board of Directors (the "Committee") approves the sale of shares and the granting of nonstatutory or incentive stock options. In addition, under the 1996 Plan, the committee may grant stock appreciation rights to employees and consultants of the Company. The purchase price for shares and the exercise price of options are determined by the Committee (although, the exercise price of incentive stock options may be no less than the fair market value of the common stock on the date of grant). The 1996 Plan replaced the 1988 Plan, effective as of January 1, 1996, with respect to all future stock and option awards by the Company to its employees and consultants.

    In general, options granted under the Incentive Plans vest over a four-year period. Unvested options are forfeited upon termination of the employee or consulting relationship. Vested options, if not exercised within a specified period of time following the termination of the employment or consulting relationship, are also forfeited. Options generally expire 10 years from the date of grant. Shares of common stock sold under the Incentive Plans are also generally subject to vesting. Unvested shares of common stock which are sold under the Incentive Plans may be repurchased by the Company, at its option, at the original sale price upon termination of the employment or consulting relationship of the holder with the Company. Options granted and shares sold to employees under the Incentive Plans generally become fully vested upon the occurrence of a change in control of the Company (as defined) if the holders thereof are terminated in connection with such change in control other than for cause (as defined). The maximum number of shares subject to the 1996 Plan is 1,100,000. At December 31, 1996 and at June 30, 1997, 681,738 and 680,638
shares, respectively, remain available for future awards under the 1996 Plan. As of December 31, 1996 and as of June 30, 1997, no stock appreciation rights had been awarded under the 1996 Plan.

    DIRECTOR PLAN. The Director Plan was adopted by the Board of Directors in March 1996 and approved by the stockholders in June 1996. In general, under the Director Plan, each nonemployee director of the Company is automatically granted an option on the date that he or she first becomes a member of the Board of Directors. In addition, on June 1 of each year, commencing in 1997, each nonemployee director is granted an additional option to purchase 2,500 shares of common stock at an exercise price equal to the fair market value on the date of grant. The maximum number of shares subject to the Director Plan is 250,000. In general, options granted under the Director Plan become exercisable as to 1/24th of the total number of shares subject to the option for each calendar month elapsed after the date of the option grant. In the event of a change in control of the Company (as defined) or the death or disability of the optionee,

                      SYNAPTIC PHARMACEUTICAL CORPORATION

            (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS

                   ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

NOTE 7--INCENTIVE/STOCK PLANS (CONTINUED) any unvested portion of the options will become exercisable in full. Options granted under the Director Plan will expire upon the earliest to occur of the following: (a) the expiration of ten years from the date of grant of the option,
(b) one year after the optionee ceases to be a director of the Company by reason of death or disability of the optionee, or (c) three months after the date the optionee ceases to be a director of the Company for any reason other than death or disability.

    Option activities under the Incentive Plans and the Director Plan are detailed in the following table:

                                                                                                            WEIGHTED
                                                                                             DIRECTOR    AVERAGE OPTION
                                                                   1996 PLAN    1988 PLAN      PLAN      PRICE PER SHARE
                                                                  -----------  -----------  -----------  ---------------
Outstanding at January 1, 1994..................................      --          226,179       --          $    1.76
Granted.........................................................      --          105,066       --          $    1.78
Exercised.......................................................      --             (225)      --          $    1.76
Forfeited.......................................................      --           (3,675)      --          $    1.76
                                                                  -----------  -----------  -----------
Outstanding at December 31, 1994................................      --          327,345       --          $    1.77
Granted.........................................................      --           36,328       --          $    2.00
Exercised.......................................................      --          (11,125)      --          $    1.76
Forfeited.......................................................      --          (12,773)      --          $    1.77
                                                                  -----------  -----------  -----------
Outstanding at December 31, 1995................................      --          339,775       --          $    1.79
Granted.........................................................     443,762       --           17,500      $   13.24
Exercised.......................................................      (2,500)     (45,626)      --          $    1.77
Forfeited.......................................................     (25,500)      (2,638)      --          $   11.26
                                                                  -----------  -----------  -----------
Outstanding at December 31, 1996................................     415,762      291,511       17,500      $    8.55
Granted (unaudited).............................................      36,500       --           15,000      $   13.78
Exercised (unaudited)...........................................      --          (13,349)      --          $    1.77
Forfeited (unaudited)...........................................     (35,400)      (7,660)      (2,500)     $   12.30
                                                                  -----------  -----------  -----------
Outstanding at June 30, 1997 (unaudited)........................     416,862      270,502       30,000      $    8.98
                                                                  -----------  -----------  -----------
                                                                  -----------  -----------  -----------
Exercisable at December 31, 1994................................      --          149,555       --          $    1.76
                                                                  -----------  -----------  -----------
                                                                  -----------  -----------  -----------
Exercisable at December 31, 1995................................      --          184,125       --          $    1.76
                                                                  -----------  -----------  -----------
                                                                  -----------  -----------  -----------
Exercisable at December 31, 1996................................       8,375      189,549        5,034      $    2.72
                                                                  -----------  -----------  -----------
                                                                  -----------  -----------  -----------
Exercisable at June 30, 1997 (unaudited)........................      49,875      211,298        7,500      $    4.71
                                                                  -----------  -----------  -----------
                                                                  -----------  -----------  -----------

                      SYNAPTIC PHARMACEUTICAL CORPORATION

            (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS

                   ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

NOTE 7--INCENTIVE/STOCK PLANS (CONTINUED)
    At December 31, 1996, for each of the following classes of options as determined by range of exercise price, the information regarding weighted-average exercise prices and weighted-average remaining contractual lives of each said class is as follows:

                                            WEIGHTED-AVERAGE    WEIGHTED-AVERAGE     NUMBER OF   WEIGHTED-AVERAGE
                                NUMBER OF   EXERCISE PRICE OF       REMAINING         OPTIONS    EXERCISE PRICE OF
                                 OPTIONS       OUTSTANDING     CONTRACTUAL LIFE OF   CURRENTLY   OPTIONS CURRENTLY
OPTION CLASS                   OUTSTANDING       OPTIONS       OUTSTANDING OPTIONS  EXERCISABLE     EXERCISABLE
-----------------------------  -----------  -----------------  -------------------  -----------  -----------------
Prices ranging from
  $1.76-$2.00................     307,011       $    1.80            6.0 years         189,675       $    1.77
Prices ranging from
  $10.125-$13.00.............     236,262       $   11.67            9.9 years          --              --
Prices ranging from
  $16.50-$16.75..............     181,500       $   16.57            9.3 years          13,283       $   16.75

    The following table discloses for each of the years ending December 31, 1995 and 1996, the number of options granted net of same-year forfeitures, the weighted-average fair values and the weighted-average exercise prices for those options with exercise prices that equaled or were less than the market price of the common stock on the date of grant. There were no options granted with an exercise price above the market price of the common stock on the date of grant.

                                                                             1995                           1996
                                                              -----------------------------------  ----------------------
                                                               NUMBER OF     FAIR      EXERCISE     NUMBER OF     FAIR
                                                                OPTIONS      VALUE       PRICE       OPTIONS      VALUE
                                                              -----------  ---------  -----------  -----------  ---------
Exercise price equals market price..........................      --          --          --          414,262   $    5.75
Exercise price less than market price.......................      35,678   $    5.12   $    1.97       20,500   $   14.44


                                                               EXERCISE
                                                                 PRICE
                                                              -----------
Exercise price equals market price..........................   $   13.80
Exercise price less than market price.......................   $    3.34

    During 1994 and 1995, the Company sold shares of common stock under the 1988 Plan totaling 14,305 and 8,810, respectively, at prices ranging from $1.76 to $2.00 per share. At December 31, 1996, 8,773 of the shares sold under the 1988 Plan remain subject to repurchase at an aggregate price of approximately $16,000.

    OTHER DISCLOSURES. Pro forma information regarding net loss and net loss per share is required by SFAS No. 123, and has been determined as if the Company had been accounting for its employee stock options under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for 1995 and 1996, respectively: weighted average risk-free interest rates of 6.50% and 6.34%; no dividends; volatility factors of the expected market price of the Company's common stock of .352; and for both periods a weighted-average expected life of the options of 5 years. Options granted in 1995 were issued prior to the initial public offering.

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the

                      SYNAPTIC PHARMACEUTICAL CORPORATION

            (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS

                   ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

NOTE 7--INCENTIVE/STOCK PLANS (CONTINUED)
Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                                                      1995           1996
                                                                  -------------  -------------
Pro forma net loss..............................................    $(3,380,614)   $(2,847,122)
Pro forma loss per share........................................         $(4.78)        $(0.38)

    The pro forma information above is not likely to be representative of the effects on reported net loss for future years as options are generally granted each year and vest over several years.

    For certain options granted during 1996, the Company has recorded pursuant to APB No. 25 approximately $388,000 of deferred compensation expense representing the difference between the exercise price thereof and the market value of the common stock as of the date of grant. This compensation expense is amortized over the vesting period of each option granted. Amortization of deferred compensation under the Incentive Plans amounted to approximately $86,000 and $179,000 during 1995 and 1996, respectively. In addition, approximately $121,000 of deferred compensation as it relates to the Incentive Plans was reversed during 1996 due to the forfeiture of the unvested options.

NOTE 8--INCOME TAXES

    The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

    At December 31, 1995 and 1996, the Company had net operating loss carryforwards of approximately $19,000,000 and $21,000,000, respectively, for Federal income tax purposes that will expire principally in the years 2002 through 2011. In addition, the Company had research and development credit carryforwards which will expire principally in 2002 through 2009. For financial reporting purposes, a valuation allowance has been recognized to offset the deferred tax assets related to these carryforwards. Due to the limitations imposed by the Tax Reform Act of 1986, and as a result of a significant change in the Company's ownership in 1993, the utilization of approximately $6,000,000 of net operating loss carryforwards is subject to annual limitation. The utilization of the research and development credits is similarly limited.

                      SYNAPTIC PHARMACEUTICAL CORPORATION

            (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS

                   ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

NOTE 8--INCOME TAXES (CONTINUED)
    A reconciliation of the Company's income tax expense (benefit) at U.S. federal statutory tax rates to recorded income tax expense (benefit) is as follows:

                                                        1994           1995           1996
                                                    -------------  -------------  ------------
Tax at U.S. statutory rates.......................  $  (1,879,000) $  (1,145,000) $   (895,000)
State income taxes................................       (328,000)      (200,000)     (156,000)
Research and development credit...................       (330,000)      --             --
Other.............................................         23,000         37,000         8,000
Valuation allowance recorded......................      2,514,000      1,308,000     1,043,000
                                                    -------------  -------------  ------------
  Recorded tax provision..........................  $    --        $    --        $    --
                                                    -------------  -------------  ------------
                                                    -------------  -------------  ------------

    Significant components of the Company's deferred tax assets as of December 31, 1995 and 1996 are as follows:

                                                                     1995            1996
                                                                 -------------  --------------
Deferred tax assets:
  Net operating loss carryforwards.............................  $   7,643,000  $    8,579,000
  Research and development credit carryforwards................      1,500,000       1,500,000
  Book over tax amortization...................................        164,000         271,000
                                                                 -------------  --------------
    Total deferred tax assets..................................      9,307,000      10,350,000
  Valuation allowance..........................................     (9,307,000)    (10,350,000)
                                                                 -------------  --------------
  Net deferred tax assets......................................  $    --        $     --
                                                                 -------------  --------------
                                                                 -------------  --------------

NOTE 9--COMMITMENTS

    The Company leases facilities under an agreement expiring on December 31, 1999.

    Rent expense for the years ended December 31, 1994, 1995 and 1996 approximated $544,000, $654,000, and $674,000, respectively, and included executory costs of $66,000, $80,000 and $93,000, respectively. In November, 1996, a standby letter of credit for $580,000 was issued to the landlord as a security deposit (expires November, 1997). The Company is to renew the letter of credit annually during the duration of the lease. As of December 31, 1996, a bank imposed restriction has been placed on $600,000 in securities held in the Company's investment account to secure the letter of credit.

    As of December 31, 1996, future minimum annual payments under the lease are as follows:

1997............................................................  $ 691,000
1998............................................................    691,000
1999............................................................    691,000
                                                                  ---------
                                                                  $2,073,000
                                                                  ---------
                                                                  ---------

                      SYNAPTIC PHARMACEUTICAL CORPORATION

            (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS

                   ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

NOTE 9--COMMITMENTS (CONTINUED)
    The lease includes an escalation clause which provides for increased payments tied to increases in the Consumer Price Index.

    The Company is a party to two license agreements with major research universities. Under the terms of the agreements, the Company received world-wide non-exclusive licenses under patents issued in December 1980 and January 1991, which patents expire in 1997 through 2008. One of these agreements requires a $10,000 annual payment. The Company is also committed under these agreements to pay royalties on future net sales of products employing the technology or falling under claims of the patents covered by these agreements.

    The Company has an employment agreement with its Chairman, President and Chief Executive Officer which provides for severance payments of up to one year of base salary upon the occurrence of certain events, including early termination and termination upon a change in control, as defined. In addition to severance payments, under certain circumstances, the agreement calls for immediate vesting of any unvested shares of common stock and stock options.

    At December 31, 1996, the Company had entered into agreements with each of its Senior Vice President and Chief Financial Officer, Senior Vice President for Research and Development, Vice President and General Counsel and Vice President of Business Development which provide for severance payments in amounts equal to 50% of annual base salary, on substantially the same terms as stated above. In addition to severance, under certain circumstances, the agreements call for immediate vesting of any unvested shares of common stock and stock options.

    At December 31, 1996, the Company had committed approximately $1,800,000 to provide for increased capacity in the Company's assay systems, certain improvements in data base management and the construction and equipping of a laboratory related to the expansion in the Lilly collaboration. During 1997, it is likely that the Company will commit additional resources for the construction and equipping of additional laboratory space.

NOTE 10--EMPLOYEE BENEFIT PLANS

    The Company established a defined contribution employee retirement plan (the "Plan") effective January 1, 1990, conforming to Section 401(k) of the Internal Revenue Code ("IRC"). All eligible employees with six months service may elect to have a portion of their salary deducted and contributed to the Plan up to the maximum allowable limitations of the IRC. Effective January 1, 1996, the Company increased its matching contribution from 25% to 50% of each participant's contribution up to the first 5% of annual compensation (as defined) with a maximum employer contribution of 2.5% of a participant's compensation. The Company's matching portion, which amounted to approximately $40,400, $42,300 and $103,000 for the years ended December 31, 1994, 1995 and 1996, respectively, vests over a six-year period.

    The Company currently provides medical, dental, long-term disability and life insurance benefits for its full-time employees. The Company does not presently provide any post-retirement health benefits.

NOTE 11--RELATED PARTY TRANSACTIONS

    On June 14, 1994, an executive officer was advanced $400,000, evidenced by a secured note bearing interest at an annual rate of 6.7%. The note, including interest thereon, was repaid in full during December 1994.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    7
Special Note Regarding Forward-Looking Statements.........................   17
Use of Proceeds...........................................................   18
Price Range of Common Stock...............................................   19
Dividend Policy...........................................................   19
Dilution..................................................................   20
Capitalization............................................................   21
Selected Financial Data...................................................   22
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................   23
Business..................................................................   28
Management................................................................   54
Principal Stockholders....................................................   57
Description of Capital Stock..............................................   59
Underwriting..............................................................   64
Legal Matters.............................................................   66
Experts...................................................................   66
Available Information.....................................................   66
Information Incorporated by Reference.....................................   66
Index to Financial Statements.............................................  F-1

                                2,500,000 SHARES
                                     [LOGO]

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                            BEAR, STEARNS & CO. INC.
                               HAMBRECHT & QUIST
                     VECTOR SECURITIES INTERNATIONAL, INC.

                                           , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                       INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth all expenses payable by the Registrant in connection with the sale of the Common Stock being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates, except the Commission registration fee and the NASD filing fee.

Registration fee..................................................................  $  12,252
Listing fee.......................................................................     15,000
NASD fee..........................................................................      4,544
Blue sky fees and expenses........................................................     15,000
Printing and engraving expenses...................................................    150,000
Legal fees and expenses...........................................................    200,000
Accounting fees and expenses......................................................     50,000
Transfer agent fees and registrar fees............................................     15,000
Miscellaneous expenses............................................................     38,204
                                                                                    ---------
    Total.........................................................................  $ 500,000
                                                                                    ---------
                                                                                    ---------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    (a) As permitted by Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), Article VII of the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation") eliminates the liability of the Company's directors to the Company and its stockholders, except for liabilities related to breach of duty of loyalty to the Company and its stockholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, any transaction from which the director derives an improper personal benefit and certain other liabilities and, in the event of an amendment to the DGCL, eliminates such personal liability of the Company's directors to the fullest extent permitted by the DGCL, as so amended.

    (b) Section 145 of the DGCL provides that a corporation may, under certain circumstances, indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually or reasonably incurred by them in such capacities. In addition, Article IX of the Company's Amended and Restated By-Laws requires the Company to indemnify any person who is, was or has agreed to become a director, officer or employee against expense, liability and loss actually or reasonably incurred or suffered by them.

    (c) The Company has also agreed to indemnify its officers and directors pursuant to the indemnification agreements it has entered into with each such officer and director, against any and all expenses, losses, claims, damages and liabilities incurred by each such officer and director for or as a result of actions taken or not taken while each such officer or director was acting in his or her capacity as a director, officer, employee or agent of the Company.

    (d) The Third Amended and Restated Registration Rights Agreement entered into by the Company and certain holders (the "Holders") of shares of its registrable securities, provides for cross-indemnification of the Holders whose shares are included in a registration, qualification or compliance under the Securities Act, and of the Company, its officers and directors for certain liabilities arising in connection with such registration, qualification or compliance, including those liabilities arising under the Securities Act.

    (e) Reference is made to the Form of Underwriting Agreement (filed as Exhibit 1.1 to this Registration Statement) which provides for indemnification in certain instances by the Underwriters of the directors and officers of the Company who sign this Registration Statement and certain controlling persons of the Company against certain liabilities, including those arising under the Securities Act.

    (f) There is currently in effect directors and officers liability insurance which insures directors and officers of the Company.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) Exhibits

EXHIBIT NO.                                         DESCRIPTION OF EXHIBIT
-----------  -----------------------------------------------------------------------------------------------------

      *1.1   Form of Underwriting Agreement

     4.1(a)  Amended and Restated Certificate of Incorporation of the Company, filed December 19, 1995
             (incorporated by reference to Exhibit 3.1(a) to the Company's Quarterly Report on Form 10-Q filed for the quarter ended June 30, 1996, Commission File Number 0-27324)

     4.1(b)  Certificate of Designations of Series A Junior Participating Preferred Stock filed December 19, 1995
             (incorporated by reference to Exhibit 3.1(b) to the Company's Quarterly Report on Form 10-Q filed for the quarter ended December 31, 1995, Commission File Number 0-27324)

     4.1(c)  Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Company,
             filed June 5, 1996 (incorporated by reference to Exhibit 3.1(c) to the Company's Quarterly Report on
             Form 10-Q filed for the quarter ended June 30, 1996, Commission File Number 0-27324)

       4.2   Amended and Restated By-Laws of the Company, as amended on June 4, 1996 (incorporated by reference to
             Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q filed for the quarter ended June 30, 1996,
             Commission File Number 0-27324)

       4.3   Specimen of Certificate of Common Stock of the Company (incorporated by reference to Exhibit 4 to the
             Company's Registration Statement on Form S-1, as amended (File Number 33-98366), which became effective on December 13, 1995)

       4.4   Rights Agreement dated as of December 11, 1995, between the Company and Chase Mellon Shareholder
             Services, as Rights Agent (incorporated by reference to Exhibit 4.2 to the Company's Annual Report on
             Form 10-K filed for the fiscal year ended December 31, 1995, Commission File Number 0-27324)

        *5   Opinion of Baker & Botts, L.L.P. (including the consent of such firm) regarding legality of securities being offered

     *23.1   Consent of Baker & Botts, L.L.P. (to be included as part of its opinion to be filed as Exhibit 5 hereto)

      23.2   Consent of Ernst & Young LLP, independent auditors

        24   Power of Attorney (included on page II-5)

------------------------

*   To be filed by amendment.

    (b) Supplemental Financial Statement Schedules

    None.

    All other schedules are omitted because they are not required, are not applicable or the information is included in the Financial Statements or notes thereto.

ITEM 17. UNDERTAKING.

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the DGCL, the Restated Certificate and Bylaws, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 8th day of October 1997.

                                SYNAPTIC PHARMACEUTICAL CORPORATION

                                By:  /s/ KATHLEEN P. MULLINIX
                                     -----------------------------------------
                                     Kathleen P. Mullinix
                                     Chairman, President and Chief Executive
                                     Officer

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Kathleen P. Mullinix and Robert L. Spence or either of them, as such person's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any registration statement related to this Registration Statement and filed pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do and perform each and every act and thing requisite and to be done in connection therewith as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes may lawfully do or cause to be done by virtue thereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed below by the following persons (which persons constitute a majority of the Board of Directors) in the capacities and on the dates indicated.

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

                                Chairman, President and
   /s/ KATHLEEN P. MULLINIX       Chief Executive Officer
------------------------------    (Principal Executive        October 7, 1997
      Kathleen P. Mullinix        Officer)

                                Senior Vice President,
   /s/ ROBERT L. SPENCE           Chief Financial Officer
------------------------------    and Treasurer (Principal    October 7, 1997
      Robert L. Spence            Financial and Accounting
                                  Officer)

   /s/ JONATHAN J. FLEMING
------------------------------  Director                      October 7, 1997
      Jonathan J. Fleming

   /s/ ZOLA P. HOROVITZ
------------------------------  Director                      October 2, 1997
      Zola P. Horovitz

   /s/ ERIC R. KANDEL
------------------------------  Director                      October 5, 1997
      Eric R. Kandel

   /s/ JOHN LYONS
------------------------------  Director                      October 7, 1997
      John Lyons

   /s/ SANDRA PANEM
------------------------------  Director                      October 7, 1997
      Sandra Panem

   /s/ ALISON TAUNTON-RIGBY
------------------------------  Director                      October 2, 1997
      Alison Taunton-Rigby

                                 EXHIBIT INDEX

EXHIBIT NO.                                         DESCRIPTION OF EXHIBIT
-----------  -----------------------------------------------------------------------------------------------------

      *1.1   Form of Underwriting Agreement

     4.1(a)  Amended and Restated Certificate of Incorporation of the Company, filed December 19, 1995
             (incorporated by reference to Exhibit 3.1(a) to the Company's Quarterly Report on Form 10-Q filed for the quarter ended June 30, 1996, Commission File Number 0-27324)

     4.1(b)  Certificate of Designations of Series A Junior Participating Preferred Stock filed December 19, 1995
             (incorporated by reference to Exhibit 3.1(b) to the Company's Quarterly Report on Form 10-Q filed for the quarter ended December 31, 1995, Commission File Number 0-27324)

     4.1(c)  Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Company,
             filed June 5, 1996 (incorporated by reference to Exhibit 3.1(c) to the Company's Quarterly Report on
             Form 10-Q filed for the quarter ended June 30, 1996, Commission File Number 0-27324)

       4.2   Amended and Restated By-Laws of the Company, as amended on June 4, 1996 (incorporated by reference to
             Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q filed for the quarter ended June 30, 1996,
             Commission File Number 0-27324)

       4.3   Specimen of Certificate of Common Stock of the Company (incorporated by reference to Exhibit 4 to the
             Company's Registration Statement on Form S-1, as amended (File Number 33-98366), which became effective on December 13, 1995)

       4.4   Rights Agreement dated as of December 11, 1995, between the Company and Chase Mellon Shareholder
             Services, as Rights Agent (incorporated by reference to Exhibit 4.2 to the Company's Annual Report on
             Form 10-K filed for the fiscal year ended December 31, 1995, Commission File Number 0-27324)

        *5   Opinion of Baker & Botts, L.L.P. (including the consent of such firm) regarding legality of securities being offered

     *23.1   Consent of Baker & Botts, L.L.P. (to be included as part of its opinion to be filed as Exhibit 5 hereto)

      23.2   Consent of Ernst & Young LLP, independent auditors

        24   Power of Attorney (included on page II-5)

------------------------

*   To be filed by amendment.